Exhibit 2.10
Execution Version

PURCHASE AND SALE AGREEMENT

dated as of February 6, 2018

by and between
NRG ENERGY, INC.,
a Delaware Corporation, as Seller,
NRG SOUTH CENTRAL GENERATING LLC,
a Delaware limited liability company, as the Company
and

CLECO ENERGY LLC,
a Louisiana limited liability company, as Purchaser,

ARTICLE 1 DEFINITIONS, INTERPRETATION 2

1.01	Definitions 2

1.02	Interpretation. 17
ARTICLE 2 SALE OF MEMBERSHIP INTERESTS AND CLOSING 18

2.01	Purchase and Sale 18

2.02	Payment of Purchase Price 18

2.03	Closing. 18

2.04	Aggregate Net Working Capital Adjustment Amount 19
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY 21

3.01	Existence 22

3.02	Authority 22

3.03	No Consent 22

3.04	No Conflicts 22

3.05	Regulatory Matters 22

3.06	Legal Proceedings 23

3.07	Brokers 23

3.08	Compliance with Laws 23

3.09	The Company and the Subsidiaries. 23

3.10	No Undisclosed Liabilities 24

3.11	Taxes 25

3.12	The Company Contracts. 27

3.13	Real Property 27

3.14	Title 28

3.15	Environmental 28

3.16	Permits 30

3.17	Affiliate Transactions 30

3.18	Intellectual Property. 30

3.19	Insurance 31

3.20	Financial Statements 31

3.21	Absence of Certain Changes 32

3.22	Regulatory Status 32

3.23	Support Obligations 32

3.24	Employee and Benefit Matters 33

3.25	Bankruptcy 36

3.26	No Debt 36

3.27	Warranties 36

i

(continued)

3.28	Inventory 36

3.29	Projects Condition 36

3.30	Anti-Terrorism Laws 37

3.31	Foreign Corrupt Practices Act and Certain Payments 37

3.32	No Other Warranties 38
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER 38

4.01	Existence 38

4.02	Authority 39

4.03	No Consent 39

4.04	No Conflicts 39

4.05	Permits and Filings 39

4.06	Legal Proceedings 39

4.07	Purchase for Investment 39

4.08	Brokers 40

4.09	Governmental Approvals 40

4.10	Compliance with Laws 40

4.11	FPA/PUHCA 40

4.12	Due Diligence. 40

4.13	Financial Capacity 41

4.14	Trust Accounts 41
ARTICLE 5 COVENANTS OF SELLER 41

5.01	Regulatory and Other Permits. 41

5.02	Access to Information; Confidentiality 42

5.03	Exhibits and Schedules; Notification of Certain Matters 44

5.04	Conduct of Business. 45

5.05	Insurance 47

5.06	Risk of Loss; Casualty 48

5.07	Fulfillment of Conditions 50

5.08	Further Assurances 50

5.09	Post-Closing Access; Preservation of Records 50

5.10	Data Room 51

5.11	No Solicitation 51

5.12	Oxbow Property. 51

5.13	Audited Financials 51

5.14	Financing Cooperation 51

5.15	Equity Settlement of Certain Accounts 51

ii

(continued)

5.16	PJM Capacity Revenue 51
ARTICLE 6 COVENANTS OF PURCHASER 51

6.01	Regulatory and Other Permits 52

6.02	Fulfillment of Conditions 54

6.03	Further Assurances 54

6.04	Support Obligations 54

6.05	Purchaser Parent Guaranty 55

6.06	Post-Closing Access; Preservation of Records 55

6.07	Offers of Employment and Terminations 56
ARTICLE 7 CONDITIONS TO OBLIGATIONS OF PURCHASER 58

7.01	Bring-Down of Seller’s and the Company’s Representations and Warranties 58

7.02	Performance at Closing 59

7.03	Litigation 59

7.04	Assignment of Membership Interests 59

7.05	Approvals and Consents 59

7.06	Officers’ Certificates 59

7.07	FIRPTA Certificate 60

7.08	Antitrust Authorizations 60

7.09	FPA Matters 60

7.10	LPSC Matters 60

7.11	Agreements 60

7.12	No Change 60

7.13	Mortgages 60

7.14	Assigned Contracts 60

7.15	CFIUS 60
ARTICLE 8 CONDITIONS TO OBLIGATIONS OF SELLER 61

8.01	Bring-Down of Purchaser’s Representations and Warranties 61

8.02	Performance at Closing 61

8.03	Approvals and Consents 61

8.04	Litigation 61

8.05	Deliveries 61

8.06	Antitrust Authorizations 61

8.07	FPA Matters 61

8.08	CFIUS 61

8.09	Agreements 61
ARTICLE 9 TAX MATTERS 61

iii

(continued)

9.01	Certain Taxes 61

9.02	Allocation of Purchase Price 63
ARTICLE 10 SURVIVAL 64

10.01	Survival of Representations, Warranties, Covenants and Agreements 64
ARTICLE 11 INDEMNIFICATION 64

11.01	Indemnification by Seller 64

11.02	Indemnification by Purchaser 65

11.03	Period for Making Claims 66

11.04	Limitations on Claims 67

11.05	Procedure for Indemnification of Third Party Claims. 68

11.06	Rights of Indemnifying Party in the Defense of Third Party Claims. 68

11.07	Direct Claims 69

11.08	General 70

11.09	Indemnity Treatment 70

11.10	Mitigation 70
ARTICLE 12 TERMINATION 71

12.01	Termination 71

12.02	Effect of Termination. 71
ARTICLE 13 MISCELLANEOUS 72

13.01	Notices 72

13.02	Entire Agreement 73

13.03	Specific Performance 73

13.04	Time of the Essence 73

13.05	Expenses 73

13.06	Public Announcements 73

13.07	Waiver 74

13.08	Amendment 74

13.09	No Third Party Beneficiary 74

13.10	Assignment 74

13.11	Severability 74

13.12	Governing Law 74

13.13	Consent to Jurisdiction 75

13.14	Waiver of Jury Trial 75

13.15	Limitation on Certain Damages 75

13.16	Disclosures 76

13.17	Commercially Reasonable Efforts 76

iv

(continued)

13.18	Counterparts 76

13.19	Limitation on Liability; Waiver of Claims 76

v

EXHIBITS

Exhibit A    Assignment and Assumption of Membership Interests
Exhibit B    Wire Transfer Instructions
Exhibit C    Aggregate Net Working Capital Calculation
Exhibit D    Form of Officer’s Certificate of Seller
Exhibit E    Form of Officer’s Certificate of the Company
Exhibit F    Form of Secretary’s Certificate of Seller
Exhibit G    Form of Certificate of Non-Foreign Status of Seller
Exhibit H    Form of Officer’s Certificate of Purchaser
Exhibit I    Form of Secretary’s Certificate of Purchaser
Exhibit J    Purchaser Parent Guaranty
Exhibit K    Seller Knowledge Parties
Exhibit L    Cottonwood Lease
Exhibit M    Transition Services Terms

SCHEDULES

Seller Disclosure Schedules:

Schedule 3.03        Seller Consents
Schedule 3.05        Seller Approvals
Schedule 3.06        Legal Proceedings
Schedule 3.07        Brokers
Schedule 3.08        Compliance with Laws
Schedule 3.09        Ownership; Voting Trusts; Liens on Acquired Interests
Schedule 3.11        Taxes
Schedule 3.12(a)    Company Contracts
Schedule 3.12(b)    Contracts Defaults
Schedule 3.13        Real Property
Schedule 3.15        Environmental Matters
Schedule 3.16        Permits
Schedule 3.17        Affiliate Transactions
Schedule 3.18        Intellectual Property
Schedule 3.19        Insurance
Schedule 3.19(b)    Unreported Insurance Claims/Transferred Insurance Policies
Schedule 3.20        Financial Statements
Schedule 3.21(c)    Absence of Certain Changes
Schedule 3.22(a)    Regulatory Status

vi

(continued)

Schedule 3.23        Support Obligations
Schedule 3.24(a)    List of Business Employees
Schedule 3.24(b)    Collective Bargaining Agreements and Labor/Employment Issues
Schedule 3.24(e)    Company Employee Plans
Schedule 3.24(h)    Business Employee Payments
Schedule 3.27        Warranties
Schedule 3.29        Projects Condition

Purchaser Disclosure Schedules

Schedule 4.03        Purchaser Consents
Schedule 4.05        Purchaser Permits
Schedule 4.08        Brokers
Schedule 4.09        Governmental Approvals

Other Schedules

Schedule 1.01(a)    Companies
Schedule 1.01(b)    Permitted Exceptions and Permitted Liens
Schedule 1.01(c)    Existing Mortgages
Schedule 1.01(d)    PJM Capacity Revenue
Schedule 5.02        Contacting Co-Op Customers
Schedule 5.04(b)    Actions
Schedule 5.04(b)(viii)    Monthly Capital Expenditure Budgets
Schedule 5.04(b)(xvi)    Employee Positions
Schedule 6.01        LPSC Approval
Schedule 6.07(a)    Offers of Employment
Schedule 7.14        Assigned Contracts
Schedule 11.01(h)    Indemnified Litigation
Schedule 11.01(i)    Indemnified Cooperative Customer Litigation

vii

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of February 6, 2018 (the “Effective Date”) is made and entered into by and among NRG Energy, Inc., a Delaware corporation (“Seller”), NRG South Central Generating LLC, a Delaware limited liability company (the “Company”), and Cleco Energy LLC, a Louisiana limited liability company (“Purchaser”). Seller, the Company and Purchaser are referred to, collectively, as the “Parties” and each, individually, as a “Party.” Capitalized terms used herein shall have the meanings set forth in Section 1.01.
RECITALS
WHEREAS, Seller owns one hundred percent (100%) of the outstanding membership interests of the Company;
WHEREAS, the Company owns one hundred percent (100%) of the membership interests of each of (i) NRG Sterlington Power LLC, a Delaware limited liability company (“Sterlington”), (ii) Big Cajun I Peaking Power LLC, a Delaware limited liability company (“BC Peaking”), (iii) Louisiana Generating LLC, a Delaware limited liability company (“LA Generating”), (iv) New Roads Holdings LLC, a Delaware limited liability company (“New Roads”), (v) Bayou Cove LLC, a Delaware limited liability company (“Bayou Cove”), which in turn owns one hundred percent (100%) of the membership interests of Bayou Cove Peaking Power LLC, a Delaware limited liability company (“Bayou Peaking”), and (vi) Cottonwood Development LLC, a Delaware limited liability company (“Cottonwood”), which in turn directly and indirectly owns one hundred percent (100%) of those membership and limited and general partnership interests in the entities set forth on Schedule 1.01(a) (those entities set forth in subsections (i) through (vi) above and on Schedule 1.01(a), the “Subsidiaries”); and
WHEREAS, Sterlington owns one hundred percent (100%) of that approximately 176 MW natural-gas-fired generating station located in Sterlington, LA (the “Sterlington Project”); and
WHEREAS, BC Peaking owns one hundred percent (100%) of that approximately 210 MW natural-gas-fired peaking facility located in Jarreau, LA (the “BC I Peaking Project”); and
WHEREAS, LA Generating owns (i) one hundred percent (100%) of that approximately 210 MW natural-gas-fired peaking facility located in Jarreau, LA (the “BC I Steam Project”), (ii) one hundred percent (100%) of that approximately 580 MW coal-fired generating station located in New Roads, LA (the “BC II Unit I Project”), (iii) one hundred percent (100%) of that approximately 540 MW natural-gas-fired generating station located in New Roads, LA (the “BC II Unit II Project”), and (iv) fifty-eight percent (58%) of that approximately 588 MW coal-fired generating station located in New Roads, LA (the “BC II Unit III Project” and, together with the BC II Unit I Project and the BC II Unit II Project, the “LA Generating Projects”); and
WHEREAS, Bayou Peaking owns seventy five percent (75%) of that approximately 300 MW natural-gas-fired peaking facility located in Jennings, LA (the “Bayou Project”); and
WHEREAS, Cottonwood, indirectly through those entities set forth in Schedule 1.01(a), owns one hundred percent (100%) of the approximately 1,263 MW natural-gas-fired generating station located in Deweyville, TX (the “Cottonwood Project” and, together with the Sterlington Project, the BC I Peaking Project, the LA Generating Projects and the Bayou Project, the “Projects” and the direct owner of each Project a “ProjectCo”); and
WHEREAS, Seller desires to sell, and Purchaser desires to purchase, one hundred percent (100%) of the outstanding membership interests of the Company (the “Acquired Interests”), on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE 1
DEFINITIONS, INTERPRETATION
1.01    Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:
“Accounts Payable (Affiliate)” means all accounts payable of any Company Entity owing to Seller or any Affiliate of Seller (other than any Company Entity), including in respect of amounts paid by, or accounts payable of, Seller or any such Affiliate, to third parties on behalf of any Company Entity, including any such amounts that relate to coal, gas and other fuels, P-Card, insurance, telecom, shipping and freight, travel and entertainment, office supplies and employment payables. The Accounts Payable (Affiliate) of any Company Entity as of December 31, 2017, should be considered $0 in the event the balance is Equity Settled to $0 prior to February 28, 2018 as set forth in section 5.15.
“Accounts Payable (Trade)” means all accounts payable of any Company Entity other than any payables owing to Seller or any Affiliate of Seller (other than any Company Entity).
“Accounts Receivable (Affiliate)” means all accounts receivables from Seller or any Affiliate of Seller (other than any Company Entity) in respect of amounts received by, or accounts receivable of, Seller or any such Affiliate, on behalf of any Company Entity. The Accounts Receivable (Affiliate) of any Company Entity as of December 31, 2017, should be considered $0 in the event the balance is Equity Settled as set forth in section 5.15.
“Accounts Receivable (Trade)” means all trade accounts receivables, aged less than 60 days and net of the allowance for doubtful accounts, generated by or on behalf of any Company Entity in the ordinary course of business, but excluding insurance claims receivables, cash and cash equivalents, restricted cash and any receivables from Seller or any Affiliate of Seller (other than any Company Entity).
“Accrued Notice of Violation Settlement” means all amounts payable by any Company Entity pursuant to a 2012 settlement with the EPA, pursuant to which the Company Entities were required to, among other things, pay certain civil fines and make expenditures on environmental mitigation projects, including the construction of a solar project on the campus of the University of Louisiana at Lafayette.
“Acquired Interests” has the meaning set forth in the Recitals.
“Acquisition Proposal” has the meaning set forth in Section 5.11.
“Action or Proceeding” means any action, suit, proceeding, arbitration or investigation by or before any Governmental Authority or any tribunal (including arbitral tribunals) or other dispute resolution body.
“Affiliate” of a specified Person means any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with the Person specified.

“Affiliate Contract” means any Contract between any Seller or any of their Affiliates (other than any Company Entity) on the one hand, and any Company Entity, on the other hand.
“Aggregate Net Working Capital Amount” means Current Assets minus Current Liabilities, in each case as of 11:59 P.M. (Eastern time) on the Balance Sheet Effective Date, in each case calculated (i) in accordance with GAAP and (ii) to the extent not inconsistent with GAAP, the Company Accounting Principles. An example of the calculation of the Net Working Capital as of December 31, 2017 is set forth on Exhibit C.
“Aggregate Target Net Working Capital Amount” means eighty million seven hundred thousand dollars ($80,700,000).
“Agreement” means this Purchase and Sale Agreement and the Exhibits, the Appendices and the Disclosure Schedules, as any of the same shall be amended or supplemented from time to time.
“2017 AIP Incentive Bonuses” means those annual incentive plan bonus compensation awards recognizing performance during the 2017 fiscal year that are scheduled to be paid to certain Transferred Non-Union Employees during the Lockbox Period.
“Allocation” has the meaning set forth in Section 9.02(a).
“Anti-Terrorism Law” means each of (a) Executive Order No. 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism; (b) Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (commonly known as the USA Patriot Act); (c) the Money Laundering Control Act of 1986, Public Law 99-570; (d) the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., the Trading with the Enemy Act, 50 U.S.C. App. §§ 1 et seq., any executive order or regulation promulgated thereunder and administered by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury or the U.S. Department of State; and (e) any similar law (including any laws, rules and regulations concerning or relating to money laundering, bribery or corruption) enacted in the United States of America subsequent to the date of this Agreement
“Apportioned Obligations” has the meaning set forth in Section 9.01(a).
“Assignment and Assumption of Membership Interests” means the Assignment and Assumption of Membership Interests in substantially the form of Exhibit A attached hereto
“Balance Sheet Date” has the meaning set forth in Section 3.20.
“Balance Sheet Effective Date” means December 31, 2017.
“Base Purchase Price” has the meaning set forth in Section 2.02.
“Bayou Cove” has the meaning set forth in the Recitals.
“Bayou Peaking” has the meaning set forth in the Recitals.
“Bayou Project” has the meaning set forth in the Recitals.
“BC Peaking” has the meaning set forth in the Recitals.
“BC I Peaking Project” has the meaning set forth in the Recitals.

“BC II Unit I Project” has the meaning set forth in the Recitals.
“BC II Unit II Project” has the meaning set forth in the Recitals.
“BC II Unit III Project” has the meaning set forth in the Recitals.
“BC I Steam Project” has the meaning set forth in the Recitals.
“Business” means the business and operations of the Company Entities as currently conducted.
“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.
“Business Employee” means each employee of Seller or any of its Affiliates who provides services during the majority of his or her business hours to the Business and who is set forth on Schedule 3.24(a); for the avoidance of doubt, the Cottonwood plant staff and employees that provide Commercial Operations support to the Business are not intended by the Parties to be Business Employees.
“Cap” has the meaning set forth in Section 11.04(c).
“CCR” has the meaning set forth in the definition of Coal Combustion Residuals.
“CCR Rule” means the final rule regulating disposal of coal combustion residuals from electric utilities (74 Fed. Reg. 21302; April 17, 2015) codified at 40 CFR Part 257 and 40 CFR Part 261, and any amendments, modifications, or substitutions thereto.
“CFIUS” means the Committee on Foreign Investment in the United States.
“Clean Water Act” means 33 U.S.C. §§ 1251 et seq., and any amendments, modifications, or substitutions thereto.
“Closing” has the meaning set forth in Section 2.03(a).
“Closing Date” is the date on which the transactions contemplated hereunder are consummated.
“Closing Date Schedule Supplement” has the meaning set forth in Section 5.03(c).
“Coal Combustion Residuals” or “CCR” means those terms as defined at 40 CFR Part 257, and any amendments modifications, or substitutions thereto.
“COBRA” has the meaning set forth in Section 3.24(g).
“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Collective Bargaining Agreement” means a collective bargaining agreement, work counsel agreement, memoranda of understanding or other Contract with a labor union or other labor organization that relates to any Business Employee.
“Commercial Operations” means any activities related to (i) buying and selling energy, capacity, ancillary services, fuel and transmission rights, (ii) day-ahead and real-time trading, (iii) physical dispatch of generation assets, (iv) entering into hedges, swaps and futures, (v) 24x7x365 coordination between the plants and the market operator/reliability coordinator, (vi) fundamental analysis and forecasting, and (vii) and back office functions including settlements and accounting related to the aforementioned activities.
“Company” has the meaning set forth in the Recitals.
“Company Accounting Principles” means the accounting policies, practices, judgments and methodologies of the Company Entities used in the preparation of the Financial Statements.
“Company Contracts” means the following Contracts listed on Schedule 3.12(a) to which any Company Entity is a party and which are in effect on the date hereof: (a) each interconnection Contract; (b) each Contract for the purchase, sale or delivery of energy, capacity or ancillary services; (c) each Contract for the transmission of electricity; (d) each swap, exchange, commodity option or hedging Contract; (e) each operation, maintenance and management Contract that is material to the operation of any Project, and any other type Contract where the consequences of a termination of such Contract would reasonably be expected to have a material effect on the operation of any Project; (f) each Contract which provides for aggregate future payments to or from any Company Entity in excess of $1,000,000 in any calendar year, other than those that can be terminated without material penalty by such Company Entity upon ninety (90) days’ notice or less; (g) each Contract under which any Company Entity is obligated to sell or lease real or personal property (other than sales of electric energy in the ordinary course of business) having a value in excess of $500,000; (h) each Contract under which any Company Entity has (A) created, incurred, assumed or guaranteed any material outstanding Indebtedness, or (B) extended credit to any Person in an amount in excess of $1,000,000 of committed credit; (i) each Affiliate Contract; (j) each Contract establishing any joint venture, strategic alliance or other similar collaboration; (k) each Contract providing for leveraged lease arrangements or tax indemnification arrangements; (l) each Contract providing for product warranty or repair obligations by a manufacturer or vendor of equipment owned or leased by any Company Entity with a fair market value of more than $1,000,000; (m) each Contract with a Governmental Authority; (n) each Contract providing for any limit or restriction on the ability of any Company Entity to compete in any line of business or in any geographic area; (o) each Contract relating to a sale or lease of real or personal property having a value in excess of $1,000,000 under which any Company Entity has indemnification obligations that have not completely lapsed; (p) each Contract that is a settlement agreement of any material Action or Proceeding within the five (5) years preceding the Effective Date; (q) each Contract that is an employment or consulting agreement that involves an aggregate future or potential liability in excess of $100,000; and (r) each other Contract that is material to any Company Entity or any Project and not otherwise within this definition.
“Company Employee Plan” means each Pension Plan, Multiemployer Plan and each other pension, cash balance, savings, profit-sharing, supplemental pension, supplemental savings, deferred compensation, cash or equity incentive, bonus, medical, dental, vision, long-term care, hospitalization, prescription drug or other health, flexible benefits, health care reimbursement account, dependent care account or other cafeteria, short- or long-term disability, vacation, sick leave or other paid time-off, severance, retention, tuition reimbursement, transportation or other fringe or any other employee plan, program or arrangement, whether written or verbal, and whether or not subject to ERISA, that is maintained or contributed to by Seller or any of its ERISA Affiliates, or to which Seller or any of its ERISA Affiliates is required to contribute, in any case, for the benefit of any Business Employee.
“Company Entities” means the Company and the Subsidiaries.
“Condemnation Value” has the meaning set forth in Section 5.06(a).
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 31, 2017, between Seller and Purchaser Parent.
“Consents” means consents, approvals, exemptions, waivers, authorizations, filings, registrations and notifications.

“Consequential Damages” has the meaning set forth in Section 13.15.
“Constitutive Documents” means the certificates of formation and the limited liability company agreements and limited partnership agreements, as amended (if applicable) of the Company and the Subsidiaries.
“Continuing Employees” has the meaning set forth in Section 6.07(a).
“Contract” means any written or oral agreement, purchase order, commitment, evidence of Indebtedness, mortgage, indenture, security agreement, guaranty, option, easement, lease, license, or other contract, entered into by a Person or by which a Person or any of its assets are bound, including any amendments or modifications thereto.
“Control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management or policies of such Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).
“Controlled Group Pension Plan” means any Pension Plan or Multiemployer Plan in which Seller or any ERISA Affiliate sponsors, maintains, participates in or is obligated to contribute to or in which any Seller or ERISA Affiliate has or has had any liability in the six year period immediately preceding the date hereof.
“Cooperative Customers” means Beauregard Electric Cooperative, Inc., Claiborne Electric Cooperative, Inc., Concordia Electric Cooperative, Inc., Jefferson Davis Electric Cooperative, Inc., Pointe Coupee Electric Membership Corporation, South Louisiana Electric Cooperative Association, Southwest Louisiana Electric Membership Corporation, Washington-St. Tammany Electric Corp., Inc. and Northeast Louisiana Power Cooperative, Inc.
“Cottonwood” has the meaning set forth in the Recitals.
“Cottonwood Energy” means Cottonwood Energy Company LP.
“Cottonwood Lease” has the meaning set forth in Section 7.11(ii).
“Cottonwood Monthly Overhead Cost” means eighty-four thousand five hundred dollars ($84,500).
“Cottonwood Project” has the meaning set forth in the Recitals.
“Current Assets” means Accounts Receivable (Trade), Accounts Receivable (Affiliate), Working Capital Inventory and Prepaid Expenses, but excluding (i) any amounts subject to indemnification pursuant to Section 11.01(c), (d), (f), (g), (h), (i), (j) and (k), and (ii) the Entergy Litigation Client Trust Account.
“Current Liabilities” means Accounts Payable (Trade), Accounts Payable (Affiliate), Accrued Notice of Violation Settlement, unpaid Taxes and other current liabilities of any Company Entity, but excluding any amounts subject to indemnification pursuant to Section 11.01(c), (d), (f), (g), (h), (i), (j) and (k).
“Debt Financing” means debt financing obtained or to be obtained by Purchaser for the purpose of funding all or a portion of the Base Purchase Price.
“Deductible” has the meaning set forth in Section 11.04(a).
“Disclosure Schedules” means the schedules attached to this Agreement, and dated as of the date hereof.
“Effective Date” has the meaning set forth in the Preamble.

“Effluent Limitations Guidelines” means the final rule regulating levels of toxic materials in wastewater that can be discharged from power plants codified at 40 CFR Part 423, and any amendments, modifications, or substitutions thereto.
“Entergy Litigation Client Trust Account” means that client trust account held by Kean Miller LLP in the name of Seller containing ten million dollars ($10,000,000).
“Environmental Laws” means any Law relating to pollution or the protection of human health, the environment or natural resources, or the generation, use, handling, processing, treatment, storage, transportation, Release or threatened Release of Hazardous Substances into the environment, including ambient air, surface water, ground water, subsurface or land, or otherwise relating to the presence, manufacture, processing, distribution, use, treatment storage, Release, transport or handling of any Hazardous Substances, including, but not limited to, the Clean Air Act (42 U.S.C. § 7401 et seq.), the Federal Water Pollution Control Act (including, but not limited to the Clean Water Act (33 U.S.C. §§ 1251 et seq.) and the Oil Pollution Act (33 U.S.C. §§ 2701 et seq.)), the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.), the Federal Solid Waste Disposal Act (including, but not limited to, the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §§ 6901 et seq.)), the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. §§ 9601 et seq.), the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.), the Surface Mining Control and Reclamation Act (30 U.S.C. §§ 1201 et seq.), the Endangered Species Act (16 U.S.C. §§ 1531 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (15 U.S.C. §§ 2601 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. §§ 11001 et seq.), and the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.) (to the extent relating to human exposure to Hazardous Materials) and any other federal, state or local laws, ordinances, rules, codes, common law or regulations now or hereafter existing relating to any of the foregoing.
“Environmental Liabilities” means any and all Liabilities, claims, costs, fines, penalties or damages incurred or imposed (a) pursuant to any Order, notice of responsibility, directive, injunction, judgment or similar act (including settlements) by any Governmental Authority to the extent arising out of a violation or alleged violation of Environmental Law or Permit issued pursuant to Environmental Law or (b) pursuant to any complaint, claim or cause of action by a Governmental Authority or other third Person for personal injury, property damage, damage to natural resources, protection of human health and the environment, or investigation, remediation, cost recovery or response costs, to the extent arising out of or attributable to any violation of, or any remedial obligation under, any Environmental Law, Order, or Permit issued pursuant to Environmental Law.
“EPA” means the United States Environmental Protection Agency, or its successor.
“Equity Interests” means, with respect to an entity, capital stock, partnership or membership interests or units (whether general or limited), and any other similar interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, such entity.
“Equity Settle” means, in respect of Accounts Payable (Affiliate) and Accounts Receivable (Affiliate), one or more transactions which in aggregate effect cancel all such payables and receivables as may be outstanding on the Balance Sheet Effective Date, which transaction may include the settlement of a payable by converting the payable into additional equity or the settlement of a receivable through a reduction to equity, in each case without a transfer of cash or creation or modification of any other obligations as between the parties to such transaction or transactions.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to any Person or any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such first entity, or that is a member of the same “controlled group” as such first entity pursuant to Section 4001(a)(14) of ERISA.
“Estimated Aggregate Net Working Capital Amount” has the meaning set forth in Section 2.04(a).
“Event of Loss” has the meaning set forth in Section 5.06.
“EWG Company” or “EWG Companies” has the meaning set forth in Section 3.22(a).
“Exempt Wholesale Generator” means an “exempt wholesale generator” under PUHCA and applicable FERC regulations, as amended from time to time.
“Existing Mortgages” means those mortgages set forth on Schedule 1.01(c).
“FERC” means the Federal Energy Regulatory Commission, or its successor.
“Final Aggregate Net Working Capital Amount” has the meaning set forth in Section 2.04(b).
“Final Purchase Price” has the meaning set forth in Section 2.02.
“Financial Statements” has the meaning set forth in Section 3.20.
“Financing Sources” means each Person (including each lender, agent and arranger) that has committed or will commit to provide or arrange, or otherwise entered into agreement in connection with, the Debt Financing or other financings in connection with the transactions contemplated hereby, including any commitment letters, engagement letters, credit agreements, loan agreements, joinder agreements or indentures relating thereto, together with their respective Affiliates and their respective Affiliates’ Representatives and their respective successors and assigns.
“Foreign Corrupt Practices Act” has the meaning set forth in Section 3.31.
“FPA” means the Federal Power Act, as amended, and FERC’s implementing regulations promulgated thereunder.
“Fundamental Representations” has the meaning set forth in Section 11.03(i).
“GAAP” has the meaning set forth in Section 1.02(c).
“Governmental Approval” means any consent or approval required by any Governmental Authority.
“Governmental Authority” means any federal, state, local or municipal governmental body; any governmental, quasi-governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power, including EPA, Louisiana Department of Environmental Quality, the Texas Commission on Environmental Quality, NERC, LPSC, FERC and each Regional Entity; or any court or governmental tribunal.
“Hazardous Substances” means any chemical, substance, element, compound or mixture, whether solid, liquid or gaseous: (a) which is defined as “hazardous waste” “hazardous substance,” “hazardous material,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic substance,” “toxic pollutant” or “pollutant” or “contaminant” under any Environmental Law; (b) which is otherwise hazardous, toxic, or injurious and is subject to regulation by any Governmental Authority; (c) petroleum hydrocarbons, petroleum constituents, petroleum products or by products (other than naturally occurring petroleum hydrocarbons); (d) polychlorinated biphenyls (PCBs); (e) asbestos-containing materials (other than naturally occurring asbestos); (f) radioactive materials (other than naturally occurring radioactive materials); (g) urea formaldehyde foam insulation; (h) radon gas; (i) lead-based paint; or (j) flammable, ignitable, corrosive, or explosive substances or materials.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” means all obligations of a Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and not past due), (d) under conditional sale or other title retention agreements, (e) under capital leases, (f) secured by a Lien on the assets of such Person, whether or not such obligation has been assumed by such Person, (g) with respect to reimbursement obligations for letters of credit and other similar instruments (whether or not drawn), (h) pursuant to interest rate, currency swap, commodity or other hedging transactions, (i) to purchase, redeem, retire or defease any Equity Interests or securities convertible into Equity Interests, (j) for any change-of-control payments, unpaid employee severance, pay or bonuses, (k) for any fees and expenses (including fees and expenses of investment bankers, counsel, accountants or other advisors) incurred in connection with the transactions contemplated by this Agreement; or (l) in the nature of guaranties of the obligations described in clauses (a) through (k) above of any other Person or as to which such Person has an obligation substantially the economic equivalent of a guaranty, or (m) in respect of any other amount properly characterized as indebtedness in accordance with GAAP.
“Indemnified Party” means any Person claiming indemnification under any provision of Article 11.
“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article 11.
“Indemnity Reduction Amounts” has the meaning set forth in Section 11.10.
“Injunction” has the meaning set forth in Section 13.17.
“Intercompany Transfers” means any settlement of accounts payable and accounts receivable, (a) by any Company Entity, on the one hand, to any Seller or any of its Affiliates (other than any Company Entity), on the other hand, or (b) by any Seller or any of its Affiliates (other than any Company Entity), on the one hand, to any Company Entity, on the other hand.
“Interim Period” means the period from the Effective Date through the Closing Date.
“Interim Reports” has the meaning set forth in Section 5.04(e).
“Inventory” means any and all of the coal and other fuel supplies (including diesel fuel), spare, replacement or other parts, supplies, and other items of inventory intended to be used or consumed at any Project in the ordinary course of the Business, including chemicals, lubricants, fluids, oils, filters, connectors, seals, gaskets, maintenance shop supplies, and office supplies.
“IRS” means the United States Internal Revenue Service.
“IT Systems” has the meaning set forth in Section 3.18(d).
“Knowledge of Purchaser” or “Purchaser’s Knowledge” means the actual knowledge of and .
“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge of those Persons set forth in Exhibit K after reasonable inquiry of their direct reports or such other Persons who would reasonably be expected to know such information.

“LA Generating” has the meaning set forth in the Recitals.
“LA Generating Projects” has the meaning set forth in the Recitals.
“Laws” means all laws (including without limitation Environmental Laws), statutes, treaties, rules, Orders, codes, ordinances, standards, regulations, restrictions, official guidelines, policies, directives, interpretations, Permits or other pronouncements having the effect of law of any Governmental Authority.
“Leakage” means, during the Lockbox Period, (a) any distributions or other transfers by any Company Entity of any cash, assets or value to, on behalf of or for the benefit of Seller or any of its Affiliates (other than a Company Entity), including (i) any dividends or other distributions, (ii) any payments or other transfers in respect of related party transactions with Seller or any of its Affiliates (other than a Company Entity) other than to the extent such payments or other transfers are in respect of trade payables to third parties that are not Affiliates of Seller (including, for the avoidance of doubt, any payments to Seller or any of its Affiliates (other than a Company Entity) to the extent (x) the amounts of such payments are in respect of costs payable to third parties that are not Affiliates of Seller and (y) such amounts are paid by Seller or any of its Affiliates (other than a Company Entity) to such third parties on behalf of a Company Entity), (iii) any provision of power, capacity or other goods or services by any Company Entity for which either (A) the Company Entity receives amounts that are less than the fair market value of such power, capacity or other goods or services (provided that, in the case of power, capacity or other goods and services provided to third parties other than Seller or any of its Affiliates, fair market value shall be measured by reference to the amounts received by Seller and its Affiliates in respect thereof) or (B) Seller or any of its Affiliates (other than a Company Entity) receives amounts in excess of those received by the Company Entities, (iv) any repayment of shareholder, member or other Affiliate loans, and (v) any waiver or release of any Indebtedness or other Liability owed to any Company Entity, (b) any payments by any Company Entity to any Person in respect of Indebtedness owed by any Company Entity, and (c) any payments by any Company Entity to any Person of any amount that is subject to indemnification (or would be subject to indemnification if not paid during the Lockbox Period) by Seller pursuant to Section 11.01.
“Leakage/Indebtedness Certificate” has the meaning set forth in Section 7.06.
“Liabilities” means any liability, Indebtedness, obligation, commitment, or expense, in each case, requiring either (i) the payment of a monetary amount, or (ii) any type or fulfillment of an obligation, and in each case whether accrued, absolute, contingent, asserted, matured, unmatured, secured or unsecured.
“Lien” means any (statutory or otherwise) lien, mortgage, pledge, security interest, mandatory deposit, purchase right, option, right of refusal, easement, right-of-way, covenant, condition, restriction, reservation, lease, charge or encumbrance of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any lien or security interest), and including the filing of any financing statement under the UCC or comparable Law.
“Lockbox Period” means the period from January 1, 2018 through the Closing Date.
“Lockbox Start Date” means January 1, 2018.
“Losses” means any and all claims, obligations, damages, losses, Liabilities (including, without limitation, Environmental Liabilities), costs, and expenses (including interest payable as part thereof, settlement costs, non-cash consideration, and any reasonable legal, consultant, accounting or other expenses for investigating, pursuing or defending any actions or threatened actions).
“LPSC” means the Louisiana Public Service Commission.

“LTSA Rights Agreement” means an agreement between Seller and Purchaser containing the terms and conditions set forth in Exhibit M to the Cottonwood Lease and in form and substance reasonably satisfactory to each of Seller and Purchaser.
“Major Loss” has the meaning set forth in Section 5.06(b).
“Material Adverse Effect” with respect to Seller or any Company Entity, means any occurrence after the Effective Date set forth in clause (A) or clause (B) of this definition, and with respect to the Purchaser, means any occurrence set forth in clause (A) of this definition: (A) any fact, event, circumstance, condition, change or effect materially impairing the ability of such Person to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder; or (B) any fact, event, circumstance, condition, change or effect that has, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the assets, properties, liabilities, financial condition or results of operations of the Company or any Subsidiary or of the Business taken as a whole; provided, however, that none of the following shall be or will be at the Closing deemed to constitute and shall not be taken into account in determining the occurrence of a Material Adverse Effect: any fact, event, circumstance, condition, change or effect resulting from (a) any economic change generally affecting the international, national or regional (i) electric generating industry or (ii) wholesale markets for electric power, except in either case to the extent such changes have a materially disproportionate effect on the Projects relative to other generation facilities in Louisiana and Texas; (b) any economic change in markets for commodities or supplies, including electric power, as applicable, used in connection with the Company or any Subsidiary; (c) any change in general regulatory or political conditions, including any engagements of hostilities, acts of war or terrorist activities, natural disasters or weather-related events (other than events that cause physical damage to any Project or transmission service directly from any Project) or changes imposed by a Governmental Authority associated with additional security; (d) any change in any Laws (including Environmental Laws), industry standards generally affecting the industry or markets in which the Company or any Subsidiary operate or GAAP, in each case that is initially proposed after the Effective Date, except in each case to the extent such changes have a materially disproportionate effect on the Projects relative to other generation facilities in Louisiana and Texas; or (e) any change in the financial, banking, or securities markets (including any suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or Nasdaq Stock Market) or any change in the general national or regional economic or financial conditions; provided, however, that any fact, event, circumstance, condition, change or effect resulting from clauses (a) through (e) shall nonetheless be taken into consideration in determining whether a Material Adverse Effect has occurred to the extent such facts, events, circumstances, conditions, changes or effects have a materially disproportionate impact on the Company or the Subsidiaries, taken as whole, as compared to similarly situated businesses in the same industry and in the same geographical area.
“Multiemployer Plan” means any “multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA that is or was sponsored, maintained or contributed to by Seller, the Company, any Subsidiary or any ERISA Affiliate of Seller.
“NERC” means the North American Electric Reliability Corporation.
“Neutral Auditor” means Ernst & Young or, if Ernst & Young is unable to serve, an impartial nationally recognized firm of independent certified public accountants other than Seller’s accountants or Purchaser’s accountants, mutually agreed to by Purchaser and Seller.
“New Roads” has the meaning set forth in the Recitals.
“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock or other security or equity interest of such Person or any security or right of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other security or equity interest of such

Person, or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock (or any other equity interest or security) of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers (or similar positions) of such Person or the manner in which any shares of capital stock (or any other security or equity interest) of such Person are voted.
“Order” means any writ, judgment, injunction, ruling, decision, order or similar direction of any Governmental Authority, whether preliminary or final.
“Other Real Property” has the meaning set forth in Section 3.13(a).
“Owned Real Property” has the meaning set forth in Section 3.13(a).
“Oxbow Property” means that Real Property described on Schedule 3.13 as the “Oxbow Property” which Seller shall, pursuant to Section 5.12, cause to be transferred by the Company Entities to Seller or an Affiliate of Seller (other than a Company Entity) prior to Closing.
“Oxbow Property Transfer” has the meaning set forth in Section 5.12.
“Party” or “Parties” has the meaning set forth in the preamble of this Agreement.
“Pension Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA, that is (or when in effect was) subject to Title IV of ERISA or Section 412 of the Code and is or was sponsored, maintained or contributed to by (i) Seller, the Company, any Subsidiary or any ERISA Affiliate of Seller.
“Permit” means all licenses, permits, consents, authorizations, approvals, ratifications, certifications, registrations, exemptions, variances, exceptions and similar consents granted or issued by any Governmental Authority.
“Permitted Exceptions” means, with respect to the Real Property, the following:
(a)all Liens for Taxes, which are not due and payable as of the Closing Date or, if due, are (i) not delinquent or (ii) being contested in good faith through appropriate proceedings and set forth on Schedule 1.01(b) and as to which adequate reserves in accordance with GAAP have been taken on the books of the Company or any Subsidiary;
(b)    all building codes and zoning ordinances and other similar Laws of any Governmental Authority heretofore, now or hereafter enacted, made or issued by any such Governmental Authority affecting the Real Property;
(c)    all easements (including drainage), rights-of-way, cemeteries and burial grounds, covenants, conditions, restrictions, reservations, licenses, agreements, and other similar matters which would not reasonably be expected to, individually or in the aggregate, materially detract from the value or continued use and operation of the subject property as presently operated consistent with past practice;
(d)    all encroachments, overlaps, boundary line disputes, shortages in area, and other similar matters which would not reasonably be expected to, individually or in the aggregate, materially detract from the value or continued use and operation of the subject property as presently operated consistent with past practice;
(e)    all electric, telephone, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines, service lines and facilities of any nature now located on, over or under the Real Property, and all licenses, easements, rights-of-way and other similar agreements relating thereto which would not reasonably be expected to, individually or in the aggregate, materially detract from the value or continued use and operation of the subject property as presently operated consistent with past practice;
(f)    all existing public and private roads and streets (whether dedicated or undedicated), and all railroad lines and rights-of-way affecting the Real Property which would not reasonably be expected to, individually or in the aggregate, materially detract from the value or continued use and operation of the subject property as presently operated consistent with past practice;
(g)    all rights, but excluding any rights to use the surface of the Real Property, with respect to the ownership, mining, extraction and removal of minerals of whatever kind and character (including, without limitation, all coal, iron ore, oil, gas, sulfur, methane gas in coal seams, limestone and other minerals, metals and ores) that have been granted, leased, excepted or reserved, except in favor of Seller or any Company Entity, prior to the date hereof which would not, individually or in the aggregate, materially detract from the value or continued use and operation of the subject property as presently operated consistent with past practice; and
(h)    inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising by operation of law in the ordinary course of business consistent with past practice of the Company or any Subsidiary (i) as to which there is no existing default on the part of the Company or any Subsidiary or (ii) that are being contested in good faith through appropriate proceedings and as set forth on Schedule 1.01(b) and as to which adequate reserves in accordance with GAAP have been taken on the books of the Company or any Subsidiary.
“Permitted Intercompany Transfers” means (1) any Intercompany Transfer consistent with historical practice that does not constitute Leakage and involves (a) any payment, repayment or prepayment solely related to the sale of energy, capacity or ancillary services (in each case net of any energy, capacity or ancillary service costs incurred by any Company Entity solely for the purpose of meeting its load support obligations pursuant to any Company Contract with an electric cooperative), (b) any net payment solely related to a Company Contract with a municipal utility, (c) any payment, prepayment or repayment solely related to the costs of fuel consumed by any Project for the production of electricity, (d) any payment, prepayment or repayment solely related to wages and related employee/employer expenses, including travel and entertainment expenses, (e) any payment, prepayment or repayment solely related to P-Card transactions of the Company Entities, (f) any payment, prepayment or repayment solely related to insurance and (g) any payment, prepayment or repayment solely to the extent related to the transmission required for the PJM 2017/2018 Capacity Revenue (2) any dividend or other distribution of cash in an amount not to exceed the revenues generated through the operation of the Cottonwood Project minus the plant-level costs (including, for avoidance of doubt, all costs that would be borne by the “Tenant” pursuant to the Cottonwood Lease as if it were in effect during the Lockbox Period) and, for each month during the Lockbox Period, the Cottonwood Monthly Overhead Cost incurred for the operation thereof by Cottonwood and those entities set forth in Schedule 1.01(a) during the Lockbox Period; provided that, for the avoidance of doubt, such revenues shall not include any amounts in respect of lease payments pursuant to the Cottonwood Lease.
“Permitted Liens” means any (a) Permitted Exceptions; (b) good faith deposits in the ordinary course of business in connection with bids, tenders, leases, contracts or other agreements, including rent security deposits; (c) pledges or deposits in the ordinary course of business to secure public or statutory obligations or appeal bonds; (d) in the case of personal property owned or held by the Company or any Subsidiary, covenants and other restrictions in the Company Contracts; and (e) any other Liens set forth on Schedule 1.01(b).
“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business, entity, organization, trust, union, association or Governmental Authority.

“PJM 2017/2018 Capacity Revenue” means any PJM capacity revenue for the 2017/2018 delivery year that is related to the BC II Unit I Project and the BC II Unit II Project.
“PJM 2018/2019 Capacity Revenue” means any PJM net capacity revenue for the 2018/2019 delivery year that is related to the BC II Unit I Project and the BC II Unit II Project, including the revenue and offset costs set forth on Schedule 1.01(d).
“Post-Closing Aggregate Net Working Capital Adjustment Amount” has the meaning set forth in Section 2.04(f).
“Prepaid Expenses” means contractual amounts prepaid by any Company Entity to Cooperative Customers for trade group participation.
“Project” has the meaning set forth in the Recitals.
“ProjectCo” has the meaning set forth in the Recitals.
“Project Site Agreements” has the meaning set forth in Section 3.13(b).
“Proposed Aggregate Net Working Capital Amount” has the meaning set forth in Section 2.04(b).
“PUHCA” means the Public Utility Holding Company Act of 2005.
“Purchaser” has the meaning set forth in the preamble of this Agreement.
“Purchaser Approvals” has the meaning set forth in Section 4.09.
“Purchaser Consents” has the meaning set forth in Section 4.03.
“Purchaser Indemnified Parties” means Purchaser, its successors and assigns, Purchaser Parent, and each of their Representatives.
“Purchaser Parent” means Cleco Corporate Holdings LLC, a Louisiana limited liability company.
“Purchaser Parent Guaranty” means that guaranty of Purchaser Parent dated as of the Effective Date and attached hereto as Exhibit J.
“Put Option Agreement” means an agreement between Seller and Purchaser containing the terms and conditions set forth in Exhibit N to the Cottonwood Lease and in form and substance reasonably satisfactory to each of Seller and Purchaser.
“Real Property” means collectively the Owned Real Property and the Other Real Property, as such terms are defined in Section 3.13(a).
“Regional Entity” means SERC Reliability Corporation or its successor.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of any Hazardous Substances.
“Representatives” means, as to any Person, its officers, directors, managers, employees, partners, members, stockholders, counsel, representatives, agents, accountants, advisers, engineers, and consultants.

“Restoration Costs” has the meaning set forth in Section 5.06(a).
“Restricted Party” means any Person listed (a) in the Exhibit to Executive Order No. 13224 of September 23, 2001 - Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism; (b) on the “Specially Designated Nationals and Blocked Persons” list maintained by the OFAC; (c) in any sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State or any country, region or territory which is itself the subject or target of any economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time pursuant to Anti-Terrorism Laws, (d) in any successor list to either of the foregoing; or (e) any Person operating, organized or resident in or owned or controlled by any such Person or Persons described in the foregoing clauses (at the time of this Agreement, the parties hereto acknowledge that Restricted Parties include Crimea, Cuba, Iran, North Korea, Sudan and Syria).
“Seller” has the meaning set forth in the preamble of this Agreement, and includes its respective successors and assigns.
“Seller Approvals” has the meaning set forth in Section 3.05.
“Seller Consents” has the meaning set forth in Section 3.03.
“Seller Employment Liabilities” has the meaning set forth in Section 6.07(d).
“Seller Indemnified Parties” means Seller, its successors and assigns, and its Representatives.
“Specific Environmental Indemnification Items” means any Losses incurred with respect to a LA Generating Project impoundment in connection with any prohibition on the placement of CCR or non-CCR waste-streams in an impoundment or closure of an impoundment required by the Clean Water Act, the CCR Rule, the Effluent Limitations Guidelines or similar state Environmental Laws and any challenge to the extent seeking such a prohibition or closure (including challenges to the compliance demonstration for the location restriction standards or to the liner certifications or safety/stability certifications pursuant to the CCR Rule); provided, however, that (x) no Purchaser internal costs incurred in respect of routine CCR rule compliance shall be included within the scope of Specific Environmental Indemnification Items, and (y) Purchaser shall work to minimize any such Losses, shall keep Seller apprised of any ongoing litigation or other adversarial proceedings and shall reasonably take into consideration Seller’s input in respect thereof.
“Special Item Cap” has the meaning set forth in Section 11.04(d).
“Special Item Deductible” has the meaning set forth in Section 11.04(d).
“Sterlington” has the meaning set forth in the Recitals.
“Sterlington Project” has the meaning set forth in the Recitals.
“Subsidiaries” has the meaning set forth in the Recitals.
“Support Obligations” has the meaning set forth in Section 6.04.
“Taking” has the meaning set forth in Section 5.06.
“Tax” or “Taxes” means any income, profits, gross or net receipts, property, sales, use, capital gain, transfer, excise, license, production, franchise, employment, social security, occupation, payroll, workmen’s compensation, custom duties, registration, capital, governmental pension or insurance, withholding, royalty, severance, stamp or documentary, value added, goods and services, business or occupation or other tax, charge, assessment, duty, levy, unclaimed property or escheat obligation, compulsory loan or fee of any kind (including any interest, additions to tax, or civil or criminal penalties thereon) of the United States or any state or local jurisdiction therein required to be collected, or of any other nation or any jurisdiction therein, together with any obligations for the Taxes of any other person whether as successor, a member of a group, indemnitor, or otherwise, but excluding amounts paid or payable in respect of Permits.
“Tax Returns” means any report, form, return, statement or other information (including any amendments) required to be supplied to or filed with a Governmental Authority by a Person with respect to Taxes, including, but not limited to, information returns, any amendments thereof or schedule or attachment thereto and any documents with respect to or accompanying requests for the extension of time in which to file any such report, form, return, statement or other information.
“Termination Date” has the meaning set forth in Section 12.01(b).
“Title Policy” has the meaning set forth in Section 3.14.
“Transfer Taxes” has the meaning set forth in Section 9.01(d).
“Transferred Non-Union Employee” has the meaning set forth in Section 6.07(c).
“Transferred Union Employee” has the meaning set forth in Section 6.07(b).
“WARN Act” has the meaning set forth in Section 3.23(b).
“WARN Notices” has the meaning set forth in Section 6.07(h).
“Working Capital Inventory” means all spare parts and coal inventory of any Company Entity, net of any allowances or reserves.
“Year End Financial Statements” has the meaning set forth in Section 3.20.

1.02    Interpretation.
(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement, (v) the words “include” and “including” are not words of limitation and shall be deemed to be followed by the words “without limitation,” (vi) the use of the word “or” to connect two or more phrases shall be construed as inclusive of all such phrases (e.g., “A or B” means “A or B, or both”), (vii) the use of the conjunction “and/or” shall be construed as “any or all of” and (viii) references to Persons include their respective successors and permitted assigns and, in the case of Governmental Authorities, Persons succeeding to their respective functions and capacities.
(b)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.
(c)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under United States generally accepted accounting principles (“GAAP”).
(d)    Unless the context otherwise requires, a reference to any Law includes any amendment, modification or successor thereto.
(e)    Any representation or warranty contained herein as to the enforceability of a Contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
(f)    In the event of a conflict between this Agreement and any exhibit, schedule or appendix hereto, this Agreement shall control.
(g)    The Article and Section headings have been used solely for convenience, and are not intended to describe, interpret, define or limit the scope of this Agreement.
(h)    Conflicts or discrepancies, errors, or omissions in this Agreement or the various documents delivered in connection with this Agreement will not be strictly construed against the drafter of the contract language, rather, they shall be resolved by applying the most reasonable interpretation under the circumstances, giving full consideration to the intentions of the Parties at the time of contracting.
(i)    A reference to any agreement or document is to that agreement or document as amended, novated, supplemented or replaced from time to time.

ARTICLE 2
SALE OF MEMBERSHIP INTERESTS AND CLOSING
2.01    Purchase and Sale. Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Acquired Interests at the Closing on the terms and subject to the conditions set forth in this Agreement.
2.02    Payment of Purchase Price. Upon the terms and subject to the conditions hereinafter set forth, in consideration of the delivery by Seller of the Acquired Interests, Purchaser shall by wire transfer of immediately available United States funds to an account or accounts that have been designated by Seller to Purchaser in writing prior to the Closing, pay to Seller at the Closing (a) one billion dollars ($1,000,000,000) (the “Base Purchase Price”), plus (b) the Estimated Aggregate Net Working Capital Amount, minus (c) the Aggregate Target Net Working Capital Amount, minus (d) the aggregate amount of Leakage set forth in the Leakage/Indebtedness Certificate, minus (e) the aggregate amount of Indebtedness of the Company Entities as of the Closing Date set forth in the Leakage/Indebtedness Certificate. The Base Purchase Price shall be adjusted in accordance with Section 5.06 (such adjusted amount, the “Final Purchase Price”).
2.03    Closing.
(a)    The closing of the transactions described in Section 2.01 (the “Closing”) will take place at the offices of Jones Day, counsel to Seller, at 250 Vesey Street, New York, NY 10281-1047, or at such other place as the Parties mutually agree, at 10 A.M. local time, on the first (1st) day of the calendar month ten (10) Business Days following the date on which the conditions set forth in Article 7 and Article 8 have been either satisfied or waived by the party for whose benefit such condition exists (or at such other time as the Parties mutually agree).
(b)    At the Closing, the following shall occur:
(i)    Purchaser shall pay an amount equal to (a) the Base Purchase Price, plus (b) the Estimated Aggregate Net Working Capital Amount, minus (c) the Aggregate Target Net Working Capital Amount, minus (d) the aggregate amount of Leakage set forth in the Leakage/Indebtedness Certificate, minus (e) the aggregate amount of Indebtedness of the Company Entities as of the Closing Date set forth in the Leakage/Indebtedness Certificate by wire transfer of immediately available funds to Seller’s account as provided on Exhibit B; and
(ii)    The Parties shall deliver, or cause to be delivered, to the other Parties the certificates and other deliverables pursuant to Article 7 and Article 8.

2.04    Aggregate Net Working Capital Adjustment Amount.
(a)    Prior to the earlier of (x) the date that is five (5) Business Days prior to the scheduled Closing Date and (y) the date that is five (5) Business Days after completion of the audit contemplated by Section 5.13, Seller will prepare and deliver to Purchaser a worksheet setting forth Seller’s good faith estimate of the Aggregate Net Working Capital Amount as of the Balance Sheet Effective Date (the “Estimated Aggregate Net Working Capital Amount”), as well as a computation thereof (which computation shall be prepared (i) in accordance with GAAP and (ii) to the extent not inconsistent with GAAP, the Company Accounting Principles).
(b)    Within sixty (60) days after the Closing Date, Purchaser will prepare (at Purchaser’s expense) and deliver to Seller a worksheet setting forth Purchaser’s good faith computation of the actual Aggregate Net Working Capital Amount as of the Balance Sheet Effective Date (the “Proposed Aggregate Net Working Capital Amount”), which computation shall be prepared (i) in accordance with GAAP and (ii) to the extent not inconsistent with GAAP, the Company Accounting Principles, together with a reasonably detailed explanation of, and documentation reasonably sufficient to confirm the accuracy of the computation of, such Proposed Aggregate Net Working Capital Amount. If within thirty (30) days following delivery of such worksheet and supporting documentation, Seller does not object in writing thereto to Purchaser, then the Proposed Aggregate Net Working Capital Amount shall constitute the actual Aggregate Net Working Capital Amount as of the Closing Date for purposes of this Agreement (the “Final Aggregate Net Working Capital Amount”). If, within thirty (30) days following delivery of such worksheet and supporting documentation, Seller objects in writing thereto to Purchaser (describing in reasonable detail the specific line items and values that are in dispute and the reasons for such dispute, and proposing alternative values with respect to such specific line items) such Proposed Aggregate Net Working Capital Amount shall be subject to the objection and resolution provisions set forth in Section 2.04(e) below.
(c)    If the Proposed Aggregate Net Working Capital Amount is not prepared and delivered by Purchaser within the sixty (60) day period set forth in Section 2.04(b) above, Seller shall be entitled (but not obligated) during the sixty (60) day period commencing on the sixty-first (61st) day after the Closing Date to prepare (at Seller’s expense) and deliver to Purchaser a worksheet setting forth Seller’s good faith computation of the Proposed Aggregate Net Working Capital Amount, which computation shall be prepared in the same format and on the same basis used to prepare the Estimated Aggregate Net Working Capital Amount, and based upon information available to Seller, and accompanied by the documentation that supports Seller’s determinations and calculations. If within ten (10) days following delivery of such worksheet and supporting documentation, Purchaser does not object in writing thereto to Seller, then the Proposed Aggregate Net Working Capital Amount submitted by Seller pursuant to this Section 2.04(c) shall constitute the Final Aggregate Net Working Capital Amount. If, within ten (10) days following delivery of such worksheet and supporting documentation, Purchaser objects in writing thereto to Seller (describing in reasonable detail the specific line items and values that are in dispute and the reasons for such dispute, and proposing alternative values with respect to such specific line items), such Proposed Aggregate Net Working Capital Amount shall be subject to the objection and resolution provisions set forth in Section 2.04(e) below.
(d)    If neither Purchaser nor Seller prepare and timely deliver a Proposed Aggregate Net Working Capital Amount in accordance with Section 2.04(b) or (c), above, the Estimated Aggregate Net Working Capital Amount delivered at Closing shall become the Final Aggregate Net Working Capital Amount for all purposes hereunder.
(e)    If Seller timely objects to Purchaser’s Proposed Aggregate Net Working Capital Amount pursuant to Section 2.04(b) or if Purchaser timely objects to Seller’s Proposed Aggregate Net Working Capital Amount pursuant to Section 2.04(c), then Purchaser and Seller shall negotiate in good faith and attempt to resolve the particular items and values that are identified in the applicable written notice of objection over a twenty (20) day period commencing on delivery of written notice of objection pursuant to Section 2.04(b) or (c), as the case may be. Should such negotiations not result in an agreement as to the Final Aggregate Net Working Capital Amount within such twenty (20) day period (or such longer period as Purchaser and Seller may mutually agree), then either Purchaser or Seller may submit such disputed items and values to the Neutral Auditor. Each Party agrees to promptly execute a reasonable engagement letter, if requested to do so by the Neutral Auditor. Purchaser and Seller, and their respective Representatives, shall cooperate fully with the Neutral Auditor. The Neutral Auditor, acting as an expert and not an arbitrator, shall resolve such disputed items and determine the values to be ascribed thereto, and using those values (together with other items not in dispute) determine the Final Aggregate Net Working Capital Amount as of the Closing Date only (prepared on the same basis used to prepare the Estimated Aggregate Net Working Capital Amount). The Parties hereby agree that the Neutral Auditor shall only decide the specific disputed items, the values ascribed thereto and using those values (together with the other items included in the applicable Proposed Aggregate Net Working Capital Amount) determine the Final Aggregate Net Working Capital Amount, and the Neutral Auditor’s decision with respect to such disputed items and values must be within the range of values assigned to each such item in the applicable Proposed Aggregate Net Working Capital Amount and the notice of objection, respectively. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor will be borne equally by Purchaser and Seller. The Neutral Auditor shall be directed to resolve the disputed items and amounts and deliver to Purchaser and Seller a written determination of the Final Aggregate Net Working Capital Amount (such determination to be made consistent with this Section 2.04(e), including a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditor by Purchaser and Seller) within thirty (30) days after being retained (or such longer period as the Neutral Auditor may reasonably require), which determination will be final, binding and conclusive on the Parties and their respective Affiliates and representatives, successors and assigns. Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section 2.04(e) shall be the exclusive mechanism for resolving disputes, if any, regarding the Aggregate Net Working Capital, if any, and neither Seller nor Purchaser shall be entitled to indemnification pursuant to Article 11 for Losses resulting or arising from the amount of the Aggregate Net Working Capital Amount or the determination of Aggregate Net Working Capital.
(f)    The “Post-Closing Aggregate Net Working Capital Adjustment Amount” shall be the amount equal to (i) the Final Aggregate Net Working Capital Amount minus (ii) the Estimated Aggregate Net Working Capital Amount. If the Post-Closing Aggregate Net Working Capital Adjustment Amount is a positive amount, then Purchaser shall pay in cash to Seller the amount of the Post-Closing Aggregate Net Working Capital Adjustment Amount. If the Post-Closing Aggregate Net Working Capital Adjustment Amount is a negative amount, then Seller shall pay in cash to Purchaser the amount equal to the absolute value of the Post-Closing Aggregate Net Working Capital Adjustment Amount. Any such net excess or deficit payment in respect of the Final Aggregate Net Working Capital Amount will be due and payable within fifteen (15) days after the Final Aggregate Net Working Capital Amount is finally determined as provided in this Section 2.04 and will be payable by wire transfer of immediately available funds to such account or accounts as shall be specified by Purchaser or Seller, as applicable. Any payments made pursuant to this Section 2.04(f) shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by applicable Law.
(g)    Following the Closing, Seller and Purchaser shall cooperate and provide each other and, if applicable the Neutral Auditor, and their respective representatives, reasonable assistance and access to such books, records and employees (including those of the Company and the Subsidiaries) as are reasonably requested in connection with the matters addressed in this Section 2.04. Consistent with the foregoing, if Purchaser prepares the worksheet in accordance with Section 2.04(b), Purchaser shall, at its expense, provide or provide reasonable access (in a manner not unreasonably disruptive to its business) to Seller or the Neutral Auditor to review the books and records, documents and work papers related to the preparation of the worksheet and computation of the Final Aggregate Net Working Capital Amount and if Seller prepares the worksheet in accordance with Section 2.04(c), then Seller shall, at its expense, provide or provide reasonable access (in a manner not unreasonably disruptive to its business) to Purchaser or the Neutral Auditor to review the books and records, documents and work papers related to the preparation of the worksheet and computation of the Final Aggregate Net Working Capital Amount. If Purchaser prepares the worksheet in accordance with Section 2.04(b), Seller and the Neutral Auditor shall be entitled to make reasonable inquiries and information requests of Purchaser regarding the worksheet setting forth the computation of the Final Aggregate Net Working Capital Amount and the calculations set forth therein and if Seller prepares the worksheet in accordance with Section 2.04(c), Purchaser and the Neutral Auditor shall be entitled to make reasonable inquiries and information requests of Seller regarding the worksheet setting forth the computation of the Final Aggregate Net Working Capital Amount and the calculations set forth therein.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY
Seller and the Company each hereby represents and warrants to Purchaser as of the Effective Date and as of the Closing Date (unless specifically stated otherwise), as to the Company with respect to itself and the Subsidiaries only (and not with respect to the Seller), as follows:

3.01    Existence. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Seller and the Company has full power and authority to execute and deliver this Agreement and any other agreements to be executed and delivered by such Person hereunder, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including, in the case of Seller, to own, hold, sell and transfer the Acquired Interests.
3.02    Authority. All actions or proceedings necessary to authorize the execution and delivery by Seller and the Company of this Agreement and the performance by such Person of its obligations hereunder, have been duly and validly taken. This Agreement has been duly and validly executed and delivered by Seller and the Company and constitutes the legal, valid and binding obligations of Seller and the Company enforceable against Seller and the Company in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
3.03    No Consent. Except as set forth on Schedule 3.03 of the Disclosure Schedules (the “Seller Consents”), the execution, delivery and performance by each of Seller and the Company of this Agreement does not require Seller or any Company Entity to obtain any consent, approval or action of or give any notice to any Person as a result or under any terms, conditions or provisions of any material Contract or material Permit by which it is bound. Without limiting the generality of the foregoing, the execution, delivery and performance of this Agreement will not require Seller or any Company Entity to obtain any consent, approval or action of or give any notice to any Person as a result or under any terms, conditions or provisions of the Contract listed in item (l)(1) of Schedule 3.12(a).
3.04    No Conflicts. The execution, delivery and performance of this Agreement by each of Seller and the Company does not and will not (a) conflict with, result in a breach of, or constitute (including with due notice or the passage of time) a default under, Seller’s certificate of incorporation or bylaws or the Company’s certificate of formation or operating agreement; (b) conflict with, result in a breach of, or constitute (including with due notice or the passage of time) a default under, any material Contract to which Seller, or Company Contract to which the Company or any Subsidiary, is a party; (c) result in the creation of any Lien upon any of the Acquired Interests or assets or properties of the Company or any Subsidiary; (d) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Seller, the Company or any Subsidiary or any rights or benefits are to be received by any Person (including any penalty, premium or other obligation to arise or accrue), under any Contract to which Seller, the Company or any Subsidiary is a party; or (e) assuming receipt of the Consents specified in Section 3.05 and compliance with the HSR Act, violate any Law or Order to which Seller or any Company Entity is subject, except in the case or clauses (b) through (e) for such violations as would not, individually or in the aggregate, have a Material Adverse Effect on the Company Entities.
3.05    Regulatory Matters. No Governmental Approval on the part of Seller, the Company or any Subsidiary is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) required filings under the HSR Act, (b) requirements of any applicable provisions of the Securities Act or any other applicable securities Laws, (c) Consents required pursuant to the FPA as described in Section 7.09, (d) Consents set forth on Schedule 3.05 (“Seller Approvals”), (e) Consents that, if not obtained or made, would not be material to the Business, taken as a whole, (f) Consents that have already been obtained, or (g) requirements applicable as a result of the specific legal or regulatory status of Purchaser or any of its Affiliates or as a result of any other facts that specifically relate to the business or activities in which Purchaser or any of its Affiliates are or propose to be engaged, other than the Business.

3.06    Legal Proceedings. Except as set forth in Schedule 3.06, there are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened, against any Company Entity that (a) affect any Company Entity or any of their assets or properties, including pertaining to condemnation or eminent domain or tax assessments affecting immovable property (excluding annual determinations of Tax assessed valuation), or (b) would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement. No Company Entity is subject to any Order which materially restricts the operation of its business or which would reasonably be expected to have a Material Adverse Effect on the Company Entities.
3.07    Brokers. Except as set forth on Schedule 3.07 of the Disclosure Schedules, no Person has any claim against Seller, the Company or any Subsidiary for a finder’s fee, brokerage commission or similar payment directly or indirectly in connection with the transactions contemplated by this Agreement.
3.08    Compliance with Laws. Except as set forth on Schedule 3.08, and except for Environmental Laws (which are addressed exclusively in Section 3.15), each Company Entity has complied in all material respects during the last three years with and is not in material violation of, and to Seller’s Knowledge is not under investigation or threatened to be under investigation with respect to, any Law or Order applicable to its business or operations or the Business.
3.09    The Company and the Subsidiaries.
(a)    Each of the Company and the Subsidiaries (except for Cottonwood Energy Company LP and Cottonwood Technology Partners LP) is a limited liability company validly existing and in good standing under the Laws of the State of Delaware and each has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets. Each of Cottonwood Energy Company LP and Cottonwood Technology Partners LP is a limited partnership validly existing and in good standing under the Laws of the State of Delaware and each has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets. The Company and the Subsidiaries are each duly qualified, licensed or admitted to do business and are in good standing in the State of Delaware and each ProjectCo is duly qualified, licensed and admitted to do business and is in good standing in the jurisdictions set forth on Schedule 3.09(a), which are the only jurisdictions in which the ownership, use or leasing of their assets, or the conduct or nature of their business, makes such qualification, licensing or admission necessary, except in those jurisdictions where the failure to be so qualified, licensed or admitted to do business would not reasonably be expected to result in a Material Adverse Effect.
(b)    All of the issued and outstanding Acquired Interests of the Company are owned directly, beneficially and of record by Seller free and clear of all Liens, except as set forth on Schedule 3.09(b). All of the issued and outstanding equity interests of Sterlington, BC Peaking, LA Generating, New Roads and Cottonwood are owned directly, beneficially and of record by the Company. All of the issued and outstanding equity interests of Bayou Peaking are owned directly, beneficially and of record by Bayou Cove. All of the issued and outstanding equity interests of those entities directly or indirectly owned by Cottonwood are owned beneficially and of record as more fully set forth on Schedule 1.01(a). All of the Acquired Interests have been duly authorized, validly issued and are fully paid and non-assessable and have been issued in compliance with federal and state securities laws.
(c)    There are no and have not been any material violations or breaches by any Company Entity or, to the Knowledge of Seller, any other party, to the Constitutive Documents. No Company Entity or, to the Knowledge of Seller, any other party, has given or received notice or other communication regarding any actual, alleged, possible or potential material violation or material breach of any Constitutive Document since the date of formation with respect to the Company and the Subsidiaries.

(d)    There are no outstanding Options issued or granted by, or binding upon any Company Entity for any Person to purchase or sell or otherwise acquire or dispose of any equity interest or other security or interest in such Company Entity, other than Purchaser’s rights under this Agreement. Except as set forth on Schedule 3.09(d), none of the Acquired Interests or the membership interests of the Subsidiaries are subject to any voting trust or voting trust agreement, voting agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy.
(e)    Except as set forth in Section 3.09(b), neither the Company nor the Subsidiaries have any other subsidiaries, equity interests, interests in joint ventures or general or limited partnerships or other investment or portfolio assets of a similar nature.
(f)    Neither the Company nor the Subsidiaries conduct (i) any business other than the development, ownership, operation and management of the Projects or (ii) any operations other than those incidental to the ownership, operation, and management of the Projects.
(g)    The books and records of the Company and the Subsidiaries are (i) in all material respects, accurate and complete and have been maintained in accordance with good business practices and (ii) state in reasonable detail and accurately and fairly reflect the activities and transactions of the Company and the Subsidiaries.
(h)    The delivery of certificates representing the Acquired Interests, duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser will transfer to Purchaser good, valid and marketable title to the Acquired Interests, free and clear of all Liens, except as set forth in Schedule 3.09(b).
3.10    No Undisclosed Liabilities. The Company Entities have (i) no Liabilities that would be required under GAAP to be reflected or reserved against in a balance sheet of the Company Entities that are material to the financial position of the Company Entities, and (ii) to the Knowledge of Seller, no Liabilities that are material to the financial position of the Company Entities, in each case except for (a) Liabilities set forth, reflected in, reserved against or disclosed in the December 31, 2017 financial statements included in the Financial Statements, (b) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, (c) Liabilities under any Company Contract (other than as a result of a breach thereof by such Company Entity), and (d) Liabilities incurred in connection with the consummation of the transactions contemplated hereby.

3.11    Taxes.
(a)    Except as set forth in Schedule 3.11:
(i)    Each Company Entity has timely filed, or caused to be timely filed, all Tax Returns it was required to file on or prior to the date hereof.
(i)    All such Tax Returns are complete and accurate.
(i)    All Taxes due and owing by the Company Entities have been paid.
(ii)     There are no Liens for Taxes on any of the assets of any Company Entity other than Permitted Liens.
(iii)    None of the Company Entities is currently taking advantage of an extension of time to file any Tax Return and no such extensions have been requested with respect to any Tax Returns currently due or pending.
(iv)    There are no outstanding agreements or waivers extending the statutory period of limitations applicable to the assessment of any Tax against the Company Entities nor has any request been made in writing for any such extension or waiver.
(v)    Each Company Entity has been treated as a disregarded entity for U.S. federal income tax purposes at all times since its formation. No election has ever been filed to treat any Company Entity as an association taxable as a corporation for U.S. federal income Tax purposes.
(vi)    The Company Entities are not members of any consolidated, combined, affiliated or unitary group of persons for purposes of determining income Tax liability or filing any tax returns.
(vii)    No deficiencies for Taxes of the Company Entities or with respect to the Business or the Projects have been claimed, proposed or assessed by any Governmental Authority that have not been paid or finally determined by such Governmental Authority or a court of competent jurisdiction not to be due or payable or otherwise satisfied.
(viii)    There are no pending or threatened audits, examinations, assessments or other actions for or relating to any liability in respect of Taxes for which the Company Entities, the Business or the Projects might be liable and there are no matters under discussion with any Governmental Authority or otherwise known to the Seller with respect to Taxes that are likely to result in additional liabilities of the Company Entities, the Business or the Projects for Taxes. No closing agreements with the IRS or any other taxing authority have been entered into by or with respect to the Company Entities, the Business or the Projects.
(ix)    No claim has ever been made by a Governmental Authority in a jurisdiction where a Company Entity does not file a Tax Return that it is or may be subject to Taxation by that jurisdiction with respect to the Taxes that would be the subject of such Tax Return.
(x)    There are no Tax sharing agreements or similar arrangements between any of the Company Entities and non-affiliates and no Company Entity shall have any liability under such Tax sharing agreements or similar arrangements.
(xi)    The Company Entities have delivered or made available to Purchaser complete and accurate copies of all Tax Returns for all taxable years since December 31, 2013 and complete and accurate copies of all examination reports and statements of deficiencies assessed against the Company Entities, the Business or the Projects since December 31, 2013.
(xii)    The Company Entities and the Seller (to the extent relating to the Company Entities, the Business or the Projects) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(xiii)    The contracts, agreements, obligations and governance documents, including but not limited to the partnership agreement or operating agreement of any Company Entity taxed as a partnership for federal income tax purposes, do not now and shall not at Closing contain any provision of any kind that would preclude an election to step up the basis of the Company Entity’s assets under section 754 of the Code or any other applicable provision of state, local or foreign Law by the Purchaser, its Affiliates or any other transferee.
(xiv)    Neither the Company Entities nor the Seller (with respect to the Company Entities, the Business or the Projects) have requested or received any private letter ruling of the IRS or comparable rulings or guidance issued by any other taxing authority.
(xv)    No Company Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period or portion thereof beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made at or prior to the Closing, (ii) prepaid amount received at or prior to the Closing, or (iii) change in accounting method made prior to Closing that would be applicable to a period or portion thereof beginning after the Closing Date.
(b)    No representation is being made about the income tax characteristics of any Project (including eligibility for tax credits or depreciation allowances for which such Project may qualify). The representations and warranties set forth in this Section 3.11 (i) are made only with respect to Tax periods and portions thereof ending on or prior to the Closing Date and (ii) shall not be construed as a representation or warranty, and shall not be relied upon for any claim of indemnification with respect to, any Taxes attributable to any Tax period (or portion thereof) beginning after the Closing Date, or any Tax positions taken by the Purchaser or its Affiliates (including the Company Entities) in any Tax period (or portion thereof) beginning after the Closing Date, except to the extent provided by the representations and warranties in Sections 3.11(vii), (xv), and (xvii).

3.12    The Company Contracts.
(a)    Schedule 3.12(a) contains true, correct and complete list of all the Company Contracts and all amendments, modifications and supplements thereto. Each Company Contract constitutes the legal, valid, binding and enforceable obligation of the Company or the Subsidiary party thereto and to the Knowledge of Seller, the other parties thereto, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). Each Company Contract is in full force and effect, except to the extent such non-compliance would not reasonably be expected to have a Material Adverse Effect.
(b)    Except as disclosed on Schedule 3.12(b), no Company Entity, nor to Seller’s Knowledge, any of the other parties thereto is in material breach, violation or default, and, to Seller’s Knowledge, no event has occurred which with notice or lapse of time or both would constitute any such material breach, violation or default, or permit termination, modification, or acceleration by such other parties, under such Company Contract.
3.13    Real Property.
(a)    All material real property owned by each Company Entity (the “Owned Real Property”) or to which such Company Entity has rights under leases, easements, rights of way, licenses, common use agreements or similar agreements (the “Other Real Property”) is described in Schedule 3.13. The Real Property is sufficient to enable the Company Entities to conduct the Business. The Parties acknowledge and agree that the Oxbow Property will not be included in the transactions contemplated by this Agreement and that Seller, pursuant to Section 5.12, shall cause the Oxbow Property to be transferred by the Company Entities to Seller or an Affiliate of Seller (other than any Company Entity) prior to the Closing and that, subject to such transfer, Schedule 3.13 shall be deemed to be updated to exclude the Oxbow Property.
(b)    The agreements listed on Schedule 3.13 are all the material leases, easements, rights of way, licenses, common use agreements or similar agreements under which the Company Entities have rights to the Real Property (the “Project Site Agreements”). Each Project Site Agreement is in full force and effect and is the legal, valid and binding obligation of the Company Entity which is a party to such Project Site Agreement, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally, and (b) the exercise of judicial or administrative discretion in accordance with general equitable principles, particularly as to the availability of the remedy of specific performance or other injunctive relief, and, to Seller’s Knowledge, the other parties thereto. Seller has provided Purchaser with copies of all Project Site Agreements. Neither Seller nor any Company Entity has been informed in writing by any other party to any Project Site Agreement that the respective Company Entity is in material breach of its obligations with respect to such Project Site Agreement.
(c)    Each Company Entity is in possession of all of its Owned Real Property and Other Real Property and has adequate rights of ingress and egress with respect thereto, including to all buildings, structures, facilities and other improvement thereon.

3.14    Title. Seller has provided Purchaser with, or access to, a true and correct copy of all title policies covering the Real Property (the “Title Policies”). Each Company Entity has good and marketable title (ownership and record title) to all Owned Real Property, and valid and subsisting rights in the Other Real Property, in each case subject only to (a) Permitted Liens, (b) matters disclosed in the Title Policies, and (c) matters consented to in writing by Purchaser.
3.15    Environmental. This Section 3.15 shall constitute the sole representations of Seller with respect to environmental matters. Except as set forth on Schedule 3.15:
(a)    Except as would not reasonably be expected to result in Losses greater than one million dollar individually ($1,000,000) or two million dollars ($2,000,000) in the aggregate:
(i)    (A) each Company Entity and each Project has complied in all material respects during the last five (5) years with and is in material compliance with applicable Environmental Laws, Permits issued pursuant to Environmental Laws, and environmental Orders (including Laws requiring a Company Entity to obtain, maintain, and comply with Permits), and (B) no Company Entity has received any written notice, notification, demand, citation or inquiry which remains uncured, no penalty has been assessed, and no Action or Proceeding is pending or threatened in writing from any Governmental Authority or other Person alleging that any Company Entity or any Project is in violation of any Environmental Laws, Permits issued pursuant to Environmental Laws or environmental Orders;
(ii)    the Company Entities possess all material Permits currently required under applicable Environmental Laws to conduct the Business as conducted and operated during the 12-month period immediately prior to the date hereof, and each such Permit is valid and in full force and effect, not subject to any pending challenge or modification, and the applicable Company Entity is in compliance in all material respects with all its obligations with respect thereto and all applications for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Authority;
(iii)    neither any Company Entity nor any Project is subject to any outstanding Order pursuant to any Environmental Law, nor is in receipt of any written notice, pending complaint or claim seeking to impose an Environmental Liability against any Company Entity or, within the last five (5) years, a request for information pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, Section 114 of the Clean Air Act or similar state Environmental Laws from a Governmental Authority, which arises from any Real Property or the operation of any Project, and no event has occurred that requires the revocation, suspension, limitation, adverse modification or termination of any Permit issued pursuant to Environmental Laws;
(iv)    no Company Entity has arranged for, consented to the disposal of or Released any Hazardous Substances as a result of the operation of any Project in a manner that has given or gives rise to Environmental Liability for any Company Entity or requires investigation or remediation under Environmental Laws; and
(v)    there has not been at any time any (1) presence of, Release of or off-site shipment of any Hazardous Substances by the Company Entities that has given or could give rise to Environmental Liabilities or obligations under any Environmental Laws or (2) landfill, underground or aboveground storage tanks, underground piping, surface impoundments, disposal areas on, under, at or in any way affecting any Project that has given or could give rise to Environmental Liability or obligation under any Environmental Laws. All activity to close, remove, remediate or dispose of any landfills, underground or aboveground storage tanks, surface impoundments or disposal areas by any Company Entity has been conducted in material compliance with Environmental Laws.
(b)    None of the Company Entities has assumed by contract, agreement (including any administrative order, consent agreement, lease or sale-leaseback) or operation of law, or otherwise agreed to

(i) indemnify or hold harmless any other Person for any violation of Environmental Laws or Permits issued pursuant to Environmental Laws or any obligation or liability arising thereunder or (ii) assume any liability for any Release of any Hazardous Substance or implement institutional controls (including any deed restrictions) regarding any Hazardous Substance, and to the extent that any of the Company Entities is subject to any such agreement in subparts (i) or (ii) of this Section 3.15(b), it has no outstanding obligations.
(c)    None of the Company Entities has entered into any Contract or commitment to transfer or sell any emission allowances or credits issued to any of the Company Entities.
(d)    To Seller’s Knowledge, Seller has delivered to Purchaser complete copies and results of all material environmental reports (including Phase I and Phase II environmental site assessments and letter reports), investigations, disclosures, studies, sampling results, analyses, assessments, tests, plans, and audits that relate to the business of the Company Entities and address any environmental, health and safety matters or liabilities, including those arising under any Environmental Laws or relating to the use, storage, treatment, transportation, manufacture, handling, production, or release of any Hazardous Substance.

3.16    Permits. The Company Entities have all Permits required to conduct the Business as currently conducted and operated on the date hereof, except where the failure to have or obtain such Permits would not materially restrict the operation of the Business. Without limiting the preceding sentence, the Permits listed on Schedule 3.16 comprise all the Permits required by Law to, in all material respects own and operate the Projects and the Business, in the manner owned and operated during the 12-month period immediately prior to the date hereof. To Seller’s Knowledge, each such Permit is valid and in full force and effect and the applicable Company Entity is in compliance in all material respects with all its obligations with respect thereto. There are no proceedings pending or, to Seller’s Knowledge, threatened which would reasonably be expected to result in the revocation or termination of any material Permit of any Company Entity, and, to Seller’s Knowledge, no event has occurred that permits or requires the revocation, suspension, limitation or termination of, or the adverse modification, suspension, impairment or limitation in any material respect of, any material Permit of any Company Entity. Seller makes no representation or warranty in this Section 3.16 with respect to Permits required under any Environmental Law, which Permits are addressed in Section 3.15(a)(ii).
3.17    Affiliate Transactions. Except as disclosed on Schedule 3.17 of the Disclosure Schedules or under the Company Contracts, and except for this Agreement, there are no existing transactions, Contracts or Liabilities between or among the Company or any Subsidiary on the one hand, and Seller or any of Seller’s Affiliates on the other hand.
3.18    Intellectual Property.
(a)    Except as set forth in Schedule 3.18 of the Disclosure Schedules, there is not now and has not been during the past three (3) years any infringement or misappropriation by Seller of any valid patent, trademark, trade name, servicemark, copyright, trade secret or similar intellectual property which relates to the Acquired Interests or the assets of the Company or any Subsidiary and which is owned by any third party, and there is not now any existing or, to the Knowledge of Seller, threatened claim against Seller of infringement or misappropriation of any patent, trademark, trade name, servicemark, copyright trade secret or similar intellectual property which directly relates to the Acquired Interests or the assets of the Company or any Company Entity and which is owned by any third party.
(b)    Each of the Company Entities owns or has the valid right to use pursuant to license, sublicense, agreement or permission, in each case free and clear of all Liens other than Permitted Liens, any intellectual property necessary for it to conduct the Business, other than such intellectual property the absence of which ownership or the right to use would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c)    There is no pending or, to the Knowledge of Seller, threatened claim by Seller against others for infringement or misappropriation of any trademark, trade name, servicemark, copyright, trade secret or similar intellectual property owned by Seller and which is utilized in the conduct of the Business.
(d)    Except as set forth on Schedule 3.18, to the Knowledge of Seller, the information and communications technologies, including all of the material computer hardware, data processing systems, computer software, networks and other peripherals used by any Company Entity in the Business (“IT Systems”) are owned by or licensed under third party contracts to such Company Entity. To the Knowledge of Seller, the Company Entities have taken conversely reasonable precautions to preserve the availability, security and integrity of the IT Systems and the data and information stored on the IT Systems. Other than for systems with respect to which Seller is providing transition services pursuant to the transition services agreement contemplated by Section 7.11(v), to the Knowledge of Seller, the IT Systems are sufficient in all material respects for the conduct of the business of the Company Entities as currently conducted.

3.19    Insurance.
(a)    Schedule 3.19 of the Disclosure Schedules contains a true, correct and complete list of all insurance policies as of the date of this Agreement that insure the assets and properties and Business of the Company Entities or affect or relate to the ownership of any of the assets and properties of the Company Entities. Seller has provided the Purchaser with, or access to, detailed summaries of all the insurance policies set forth on Schedule 3.19 of the Disclosure Schedules. All such insurance policies are in full force and effect and all premiums due and payable on such insurance policies have either been paid or, if due and payable prior to Closing, will be paid prior to Closing in accordance with the payment terms thereof. None of Seller or any Company Entity has received any notice with respect to the assets and properties and Business of the Company Entities from any insurer under any insurance policy applicable to the assets and properties and business of the Company Entities disputing or disclaiming coverage, reserving rights with respect to a particular claim or such policy in general, or canceling or materially amending any such policy. All terms of such policies have been complied with by Seller and the Company Entities, as applicable, in all material respects. The insurance maintained by or on behalf of the Company Entities is adequate to comply with all applicable Laws and Company Contracts. Except as set forth on Schedule 3.19 of the Disclosure Schedules, there are no pending insurance claims.
(b)    Except as set forth on Schedule 3.19(b), all claims or incidents that may give rise to a claim under an insurance policy of any Company Entity have been reported to such insurer. Schedule 3.19(b) contains a true, correct and complete list of all insurance policies as of the date of this Agreement that are held in the name of Seller or any Company Entity and that will transfer to the Purchaser post-Closing under Section 5.05.
3.20    Financial Statements. Schedule 3.20 sets forth the unaudited combined balance sheet for the Business as of September 30, 2017 (the “Balance Sheet Date”) and December 31, 2017, and the related income statements for the nine (9)-month period and twelve (12)-month period then-ended (the September 30, 2017 and December 31, 2017 financial statements, collectively, the “Year End Financial Statements”). The Year End Financial Statements and the unaudited financial statements as of and for the years ended December 31, 2016 and 2015, including balance sheets and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows (collectively with the Year End Financial Statements, the “Financial Statements”) (i) fairly present, in all material respects, the consolidated financial position and consolidated results of operations of the Company Entities, as of the respective dates set forth therein, (ii) have been prepared all in conformity with GAAP consistently applied during the period(s) involved except as otherwise noted therein, subject to normal and recurring year-end adjustments that have not been and are not expected to be material in amount, and (iii) have been prepared from the books and records of the Company Entities.

3.21    Absence of Certain Changes.
(a)    Since the Balance Sheet Date, and through the date hereof, each Company Entity has conducted its respective business in the ordinary course, and there has not been (i) any damage, destruction or loss, whether or not covered by insurance, that would, individually or in the aggregate, have a Material Adverse Effect on the Company Entities or the Business, (ii) any declaration, setting aside or payment of any non-cash or in-kind dividend or other distribution of property other than cash or cash equivalents with respect to the Acquired Interests or (iii) any change in accounting methods, principles or practices affecting the Company Entities, except as required by GAAP.
(b)    Since the Balance Sheet Date, except as contemplated by this Agreement there has not been any event or development that would, individually or in the aggregate, have a Material Adverse Effect on the Company Entities or the Business.
(c)    Except as set forth on Schedule 3.21(c), from December 31, 2017, through the Effective Date, neither Seller nor any Company Entity has taken any action that would be prohibited by Section 5.04 or Section 5.07 (without regard to the time period referenced in those sections); provided that, solely for purposes of this Section 3.21(c), the Lockbox Period shall begin on February 1, 2018 and not January 1, 2018.
3.22    Regulatory Status.
(a)    Each of Sterlington, BC Peaking, LA Generating, Bayou Peaking and Cottonwood Energy (each, an “EWG Company” and collectively, the “EWG Companies”) is an “exempt wholesale generator” under PUHCA and FERC’s implementing regulations. Each EWG Company is authorized by FERC to make sales of energy, capacity, and ancillary services at market-based rates pursuant to Section 205 of the FPA, has blanket authorization from FERC under Section 204 of the FPA to issue securities and assume liabilities, and has all other blanket authorizations and waivers from FERC that are customarily granted by FERC to entities with market-based rate authorization. Except for its market-based rate tariff, no EWG Company has any other tariff or rate schedule on file with FERC and is not required to have any other tariffs or rate schedules on file with FERC, except as set forth on Schedule 3.22(a). Each of the Company, NRG Bayou Cove LLC and Cottonwood is a “holding company” as defined in PUHCA solely because of its ownership of the applicable Subsidiary which it owns, and, as such, is exempt from regulation under PUHCA as set forth in 18 C.F.R. § 366.3(a).
(b)    Cottonwood Energy is registered with NERC as a “Generator Owner” and “Generator Operator” with respect to the Cottonwood Project, and LA Generating (NCR 01265) is registered with NERC as a “Generator Owner” and “Generator Operator” with respect to the LA Generating Projects, the Sterlington Project, the BC I Peaking Project, and the Bayou Project. Each of Cottonwood Energy and LA Generating is in compliance with all requirements applicable to such registrations. Other than the foregoing registrations by Cottonwood Energy and LA Generating with respect to the Projects, to the Knowledge of Seller, no other entity is registered with NERC with respect to the Projects.
3.23    Support Obligations. Schedule 3.23 sets forth a true and complete list of all of the Support Obligations.

3.24    Employee and Benefit Matters
(a)    A list of all Business Employees is set forth on Schedule 3.24(a), together with their employer of record, title, position, work location, annual base salary or hourly rate, bonus eligibility, date of hire, years of service, full-time or part-time status, exempt or non-exempt status, union status (including union local) and leave status (type of leave, date leave began and expected return date), which list shall be updated as of five Business Days prior to the Closing. No Company Entity has any employees or has had any employees during the past five (5) years.
(b)    Except as disclosed on Schedule 3.24(b), (i) no Business Employee is represented by a labor union or other labor organization and (ii) there is no Collective Bargaining Agreement covering any Business Employees, and no such Collective Bargaining Agreement is being negotiated. In addition, except as disclosed on Schedule 3.24(b), during the past three years: (i) no petition has been filed or proceedings instituted by any labor union or other labor organization with any Governmental Authority seeking recognition as the bargaining representative of any Business Employee or group of Business Employees; (ii) no demand for recognition of Business Employees has been made by, or on behalf of, any labor union or other labor organization; (iii) no strike, work stoppage, lockout, picketing, arbitration, material grievance or other material adverse labor event involving any Business Employees or any other current or former employees, applicants, or independent contractors providing or that have provided services to the Company or the Subsidiaries has occurred and, to Seller's Knowledge, no such event is threatened; (iv) no unfair labor practice charge against Seller or any of its Affiliates involving any Business Employees or any other current or former employees, applicants, or independent contractors providing or that have provided services to the Company or the Subsidiaries has been filed or is pending before the National Labor Relations Board or any other labor relations authority; (v) there is no pending or, to Seller's Knowledge, threatened legal action by or before any Governmental Authority with respect to any Business Employees or any other current or former employees, applicants or independent contractors providing or that have provided services to the Company or any of the Subsidiaries; (vi) the Seller and its Affiliates are and have been in material compliance with all material Laws related to employment, employment practices, wages, hours, immigration, employment taxes and withholding, equal employment, prohibited discrimination, and other terms and conditions of employment (including affirmative action obligations, occupational health and safety and the classification and compensation of employees and independent contractors for purposes of the Fair Labor Standards Act and similar state Laws with respect to any Business Employees or any other current or former employees, applicants, or independent contractors providing or that have provided services to the Company or the Subsidiaries); and (vii) neither the Seller, any of its Affiliates, the Company nor any of the Subsidiaries or the Purchaser will incur any notice, information, consultation, consent or similar obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the Transactions. To the Seller’s Knowledge, there is no effort currently being made or threatened by, or on behalf of, any labor union or other labor organization to organize any Business Employees.
(c)    There has been no action, during the past three (3) years, that would trigger notice or other obligations to any Business Employees under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder (the “WARN Act”) or similar Law.
(d)    Except for such violations or failures as would not, individually or in the aggregate, materially affect the Company Entities or the Business, each Business Employee and each other common law employee, leased employee, consultant, partner or independent contractor who has provided services to the Company or any Subsidiary has been properly classified for all purposes (including for all tax, insurance, workers compensation and benefit plan eligibility purposes) and Seller and its Affiliates have paid and where required withheld all applicable taxes, insurance premiums and other amounts due and have timely made all appropriate filings in connection with services provided by such Persons.

(e)    Schedule 3.24(e) contains a complete list of each Company Employee Plan. Neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to, or has any liability with respect to, any Company Employee Plan or any Controlled Group Pension Plan. None of the Company Employee Plans is a stand-alone plan maintained primarily for the benefit of Business Employees. There does not now exist, nor do any circumstances exist that could result in, any liability of the Company or any of its Subsidiaries following the Closing related to any Company Plan or any Controlled Group Pension Plan. Without limiting the generality of the foregoing, except, in the case of clauses (i) through (iii) below, for such violations or failures as would not, individually or in the aggregate, materially affect the Company Entities or the Business:
(i)    neither the Company, any Subsidiary nor any ERISA Affiliate has any withdrawal liability, within the meaning of Section 4201 of ERISA, or any contingent withdrawal liability under Section 4204 of ERISA, to any Multiemployer Plan, which liability could become a liability of the Company, any Subsidiary or any ERISA Affiliate or impose any lien or encumbrance against any of the Company's, Subsidiary's or any ERISA Affiliate's assets, and the closing of the transactions contemplated by this Agreement will not cause or result in any such withdrawal liability (contingent or actual);
(ii)    all contributions that the Company, any Subsidiary or any of its ERISA Affiliates are required to have made to any Company Employee Plan, Pension Plan Multiemployer Plan have been timely made; and
(iii)    no liability under Title IV of ERISA has been incurred or is expected to be incurred with respect to any Controlled Group Pension Plan (other than premiums or benefits incurred and paid when due), nor has there been any “reportable event” within the meaning of Section 4043(c) of ERISA with respect to any such Controlled Group Pension Plan.
(f)    Except, in the case of any representation made in this Section 3.24(f), for such violations as would not, individually or in the aggregate, materially affect the Company Entities or the Business:
(i)    each Company Employee Plan has been, in all respects, administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable;
(ii)    each Company Employee Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS for the most recent remedial amendment cycle or is entitled to rely upon a favorable opinion issued by the IRS for such cycle, and to Seller's Knowledge, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Company Employee Plan;
(iii)    there are no pending, or to Seller's Knowledge, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Employee Plan or any trust related thereto;
(iv)    no Company Employee Plan is, or within the last six (6) years has been the subject of an audit, investigation or other proceeding by a Governmental Authority and, to the Knowledge of the Company, no audit, investigation or proceeding is threatened or anticipated with respect to such plan;
(v)    Seller, its Affiliates, the Company and the Subsidiaries have satisfied all material reporting and disclosure requirements under the Code and ERISA and other Laws that are applicable to the Company Plans;
(vi)    the Company has not terminated any Company Employee Plan or taken any action with respect thereto that would result in a Lien on any of the assets or properties of the Company or any Subsidiary; and

(vii)    no transaction prohibited by section 406 of ERISA and no “prohibited transaction” under section 4975(c) of the Code have occurred with respect to any Company Employee Plan that has not been corrected as required by Law.
(g)    None of the Business Employees is eligible for retiree welfare benefits, other than as required pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or similar state law. Seller and each ERISA Affiliates have complied in all material respects with COBRA and similar state law and neither the Company, any Subsidiary nor any ERISA Affiliate will have any successor liability pursuant to COBRA or similar state law with respect to any Company Employee Plan or any other employee plan, program, or arrangement of any ERISA Affiliate.
(h)    Except as set forth on Schedule 3.24(h), the signing of this Agreement or the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any Business Employee, other current or former employee or other service provider to the Company or any Subsidiary to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any Business Employee, other current or former employee or other service provider to the Company or any Subsidiary, (iii) directly or indirectly cause the Seller, any ERISA Affiliates, including the Company or any Subsidiary, to transfer or set aside any assets to fund any benefits under any Company Employee Plan, (iv) otherwise give rise to any material liability under any Company Employee Plan, (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Employee Plan on or following the Closing or (vi) result in any payment that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) any Business Employee, other current or former employee or other service provider to the Company or any Subsidiary or that were or would not be deductible under Code Sections 162(m) or that would be required to be included by any Business Employee, other current or former employee or other service provider to the Company or any Subsidiary in gross income under Code Section 409A(a)(1)(A) as a result of a violation of Code Section 409A. Neither the Seller nor any ERISA Affiliates, including the Company or any Subsidiary, has an obligation to gross-up, indemnify or otherwise reimburse any Business Employee, other current or former employee or other service provider to the Company or any Subsidiary for any tax incurred by such service provider pursuant to Sections 280G or 409A of the Code.
(i)    Except, or such violations or failures as would not, individually or in the aggregate, reasonably be expected to be material, (i) each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) complies in all respects, in both form and operation, with the requirements of Section 409A of the Code, and (ii) no payment to be made under any Employee Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code.

3.25    Bankruptcy. Seller has not authorized, filed, or acquiesced in the commencement of a proceeding under any bankruptcy, insolvency, reorganization or similar law, and there are no claims or proceedings pending or being contemplated by Seller or, to Seller’s Knowledge, threatened against Seller, that would reasonably be expected to result in it being or becoming subject to any bankruptcy, insolvency, reorganization or similar proceeding.
3.26    No Debt. On the Closing Date and after giving effect to the payment of the Base Purchase Price, no Company Entity shall have any outstanding Indebtedness.
3.27    Warranties. Schedule 3.27 lists all material, currently-effective, express, written warranties made or given by any Person to any Company Entity in respect of the material equipment, operation and maintenance of the Projects, including material warranties regarding title or against defects in materials or workmanship, and, to Seller’s Knowledge, such Company Entity holds and has the right to enforce all such warranties. Seller has furnished to Purchaser true, correct and complete copies of all of such warranties and any agreement or instrument assigning or transferring any such warranties.
3.28    Inventory. Each ProjectCo has on hand, and has good and valid title to, all Inventory and other tangible personal property used or held for use in the Business. The type and amount of such Inventory and other tangible personal property has since January 1, 2017 through the date hereof been, and through the Closing Date will be, materially sufficient to enable the Company Entities to conduct the Business in the ordinary course.
3.29    Projects Condition. As of the Closing, except as set forth in Schedule 3.29, the material tangible property held by each ProjectCo will be in good operating condition and repair, subject to ordinary wear and tear, and is suitable for immediate use in the manner intended in the ordinary course of business. Except as set forth in Schedule 3.29, to Seller’s Knowledge, none of the tangible personal property of any ProjectCo is in need of repair or replacement other than as part of routine maintenance in the ordinary course of business.

3.30    Anti-Terrorism Laws. The Seller and each of the Company Entities has not, directly or indirectly, (i) knowingly conducted any business or engaged in making or receiving any contribution of funds, goods, or services to or for the benefit of any Restricted Party, (ii) knowingly dealt in, or otherwise engaged in any transaction relating to, any property or interest in property blocked pursuant to any Anti-Terrorism Law, or (iii) knowingly engaged in or conspired to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law. To the Knowledge of Seller, the employees and agents of Seller and the Company Entities are in compliance with Anti-Terrorism Laws applicable to the Seller and the Company Entities in all material respects.
3.31    Foreign Corrupt Practices Act and Certain Payments.
(a)    Neither the U.S. Government nor any other Person has notified Seller or any of the Company Entities in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”), nor to the Knowledge of Seller has there been any actual violation or breach thereof by Seller or any Company Entity.  None of the Company Entities has undergone since January 1, 2014, or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company Entities’ compliance with the Foreign Corrupt Practices Act.  None of the Company Entities have been since January 1, 2014, and are not now under any administrative, civil or criminal investigation or indictment and are not party to any Action or Proceeding involving alleged false statements, false claims or other improprieties relating to any of the Company Entities’ compliance with the Foreign Corrupt Practices Act, nor, to the Knowledge of Seller, is there any reasonable basis for such investigation or indictment.
(b)    None of the Company Entities nor, to the Knowledge of Seller, any of their respective directors, executives or employees nor, to the Knowledge of Seller, any of the Company Entities’ respective representatives or agents, in each case acting in their capacity on behalf of any of the Company Entities, (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or any employees of a foreign or domestic government-owned entity, or (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act or any other anticorruption Law applicable to any of the Companies, (iv) has made, offered, authorized or promised any payment, rebate, payoff, influence payment, contribution, gift, bribe, rebate, kickback, or any other thing of value to any government official or employee, political party or official, or candidate, regardless of form, to obtain favorable treatment in obtaining or retaining business or to pay for favorable treatment already secured, in each case, in violation of applicable Law, (v) has established or maintained, or is maintaining, any fund of corporate monies or other properties for the purpose of supplying funds for any of the purposes described in the foregoing clause (iv) or (vi) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other similar unlawful payment of any nature.  The books of account and other financial records of the Company Entities (x) in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company Entities in accordance with GAAP and applicable Law and (y) represent actual, bona fide transactions.

3.32    No Other Warranties. EXCEPT FOR THE WARRANTIES SET FORTH HEREIN, THE ACQUIRED INTERESTS ARE BEING SOLD HEREUNDER ON AN “AS IS,” “WHERE IS” BASIS. THE WARRANTIES SET FORTH HEREIN ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER STATUTORY, WRITTEN OR ORAL, EXPRESS OR IMPLIED; SELLER PROVIDES NO OTHER WARRANTIES WITH RESPECT TO THE ACQUIRED INTERESTS, THE COMPANY, THE SUBSIDIARIES, THE ASSETS OF THE COMPANY, OR THE ASSETS OF THE SUBSIDIARIES, INCLUDING WITHOUT LIMITATION, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT, AND WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3, SELLER MAKES NO REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO ANY FINANCIAL PROJECTIONS, FORECASTS OR FORWARD LOOKING STATEMENTS OF ANY KIND OR NATURE WHATSOEVER RELATING TO THE COMPANY, THE SUBSIDIARIES, THE ASSETS OF THE COMPANY, THE ASSETS OF THE SUBSIDIARIES, OR THE ACQUIRED INTERESTS.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser hereby represents and warrants to Seller as of the date hereof (unless specifically stated otherwise) as follows:
4.01    Existence. Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Louisiana. Purchaser has the full power and authority to execute and deliver this Agreement and each other agreement required to be executed by it pursuant to the terms hereof, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and to own or lease its assets and properties and to carry on its business as currently conducted.

4.02    Authority. All actions or proceedings necessary to authorize the execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly taken. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.
4.03    No Consent. Except as set forth on Schedule 4.03 of the Disclosure Schedules (the “Purchaser Consents”), the execution, delivery and performance by Purchaser of this Agreement does not require Purchaser to obtain any consent, approval or action of or give any notice to any Person as a result or under any terms, conditions or provisions of any material Contract by which it is bound.
4.04    No Conflicts. The execution, delivery and performance of this Agreement by Purchaser does not and will not (a) conflict with, result in a breach of, or constitute a default under, Purchaser’s articles of organization or operating agreement, or any material Contract to which Purchaser is a party; (b) result in the creation of any Lien upon any of the assets or properties of Purchaser or (c) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Purchaser, or any rights or benefits are to be received by any Person, under any material Contract to which Purchaser is a party; or (d) assuming receipt of the Consents described in Section 4.09 below and compliance with the HSR Act, violates any Law to which Purchaser or Purchaser Parent is subject for such violations or breaches as would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser.
4.05    Permits and Filings. Except as disclosed on Schedule 4.05 of the Disclosure Schedules, no Permit on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby or thereby or any borrowing or other action by Purchaser or Purchaser Parent in connection with obtaining or maintaining sufficient financing to provide the payment of the Purchase Price.
4.06    Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of Purchaser, threatened as of the date of this Agreement against Purchaser that affects Purchaser or any of its assets or properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.
4.07    Purchase for Investment. Purchaser (a) is acquiring the Acquired Interests for its own account and not with a view to distribution, (b) is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act of 1933, (c) has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Acquired Interests and is able financially to bear the risks thereof, and (d) understands that the Acquired Interests will, upon purchase, be characterized as “restricted securities” under state and federal securities laws and that under such laws and applicable regulations the Acquired Interests may be resold without registration under such laws only in certain limited circumstances. Purchaser agrees that it will not sell, convey, transfer or dispose of the Acquired Interests, unless such transaction is made pursuant to an effective registration statement under applicable federal and state securities laws or an exemption from the registration requirements of such securities laws.

4.08    Brokers. Except as set forth on Schedule 4.08, no Person has any claim against Purchaser for a finder’s fee, brokerage commission or similar payment directly or indirectly in connection with the transactions contemplated by this Agreement.
4.09    Governmental Approvals. No Governmental Approval on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby except for (a) required filings under the HSR Act, (b) as set forth on Schedule 4.09 (“Purchaser Approvals”), including from the LPSC and CFIUS, (c) Consents that have already been obtained, and (d) Consents not required to be made or given until after Closing.
4.10    Compliance with Laws. Purchaser is not in material violation of any Law except where any such material violation would not in the aggregate reasonably be expected to have a Material Adverse Effect.
4.11    FPA/PUHCA. Purchaser is not a holding company under PUHCA.
4.12    Due Diligence.
(a)    Seller and the Company Entities have provided Purchaser with such access to the facilities, books, records and personnel of the Company Entities as Purchaser has deemed necessary and appropriate in order for Purchaser to investigate to its satisfaction the Business and properties of the Company Entities sufficiently to make an informed investment decision to purchase the Acquired Interests and to enter into this Agreement. Purchaser (either alone or together with its Representatives) has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its purchase of the Acquired Interests and is capable of bearing the economic risks of such purchase. Purchaser’s acceptance of the Acquired Interests on the Closing Date shall be based upon its own investigation, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Notwithstanding the foregoing, nothing in this Section 4.12 shall in any way diminish the liability of Seller with respect to a breach of a representation or warranty expressly set forth in this Agreement.
(b)    Purchaser has relied solely on its own Representatives for its evaluation of its investment decision to purchase the Acquired Interests and to enter into this Agreement and not on the advice of Seller or its Representatives. Purchaser acknowledges that any financial projections that may have been provided to it are based on assumptions of future operating results based on assumptions about certain events (many of which are beyond the control of Seller). It understands that no assurances or representations can be given that the actual results of the operations of any Company Entity will conform to the projected results for any period. Except with respect to any representation or warranty expressly set forth in this Agreement, Purchaser specifically acknowledges that no representation or warranty has been made, and that Purchaser has not relied on any representation or warranty, as to the accuracy of any projections, estimates or budgets, future revenues, future results from operations, future cash flows, the future condition of any Project or any assets of any Company Entity, the future financial condition of such Company Entity, or any other information or documents made available to Purchaser, its Affiliates or its or their respective Representatives.

4.13    Financial Capacity. Purchaser has sufficient cash or other sources of available funds to, as of the Closing, immediately pay in cash the Purchase Price in accordance with the terms of ARTICLE 2 and for all other actions necessary for Purchaser to consummate the transactions contemplated in this Agreement and perform its obligations hereunder. Purchaser acknowledges that receipt or availability of funds or financing by Purchaser or any of its Affiliates shall not be a condition to Purchaser’s obligations hereunder. Purchaser represents and warrants that all funds paid to Seller shall not have been derived from, or constitute, either directly or indirectly, the proceeds of any criminal activity under the anti-money laundering laws of the United States.
4.14    Trust Account. Purchaser acknowledges and agrees that Seller shall retain all right, title and interest in and to the Entergy Litigation Client Trust Account, including the proceeds held therein, and that such account is not intended to be included in the transaction contemplated herein.
ARTICLE 5
COVENANTS OF SELLER
Seller and the Company each covenants and agrees with Purchaser that Seller and the Company each will comply with all covenants and provisions of this Article 5, except to the extent Purchaser may otherwise consent in writing.
5.01    Regulatory and Other Permits.
(a)    Seller shall, and shall cause its Affiliates including, as applicable, any Company Entity to, prepare, as soon as is practicable following the date of this Agreement, all necessary filings in connection with the transactions contemplated by this Agreement that may be required under the HSR Act or any other federal, state or local laws prior to the Closing Date (except pursuant to section 203 of the FPA, which is subject to Section 5.01(b) below) and shall use commercially reasonable efforts to obtain as promptly as reasonably practicable all Permits and all consents, approvals or actions of all Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby, including the Seller Approvals and Seller Consents. Seller shall, and shall cause its Affiliates including, as applicable, any Company Entity to, submit the required filings as soon as reasonably practicable. Seller shall, and shall cause its Affiliates to, as soon as is practicable following the date of this Agreement, assist Purchaser in the preparation and filing of a joint voluntary notice to CFIUS pursuant to 31 C.F.R. Part 800 with regard to the transactions contemplated by this Agreement. Seller shall, and shall cause its Affiliates to, request expedited treatment of any such filings, promptly make any appropriate or necessary subsequent or supplemental filings, and cooperate with Purchaser in the preparation of such filings in such manner as is reasonably necessary and appropriate. Seller shall consult with Purchaser and shall agree in good faith with Purchaser upon the timing of such filings.
(b)    Seller shall take all commercially reasonable steps to cooperate with Purchaser to obtain Consent from FERC pursuant to section 203 of the FPA in order to consummate the transactions contemplated hereby. Seller and its Affiliates shall reasonably seek Purchaser’s cooperation as necessary in such efforts, including in respect of any required execution of, or consenting to, FPA section 203-related applications or submissions with FERC, including any inquiries from staff, which applications or submissions shall be made as soon as reasonably practicable after the date of this Agreement.
(c)    Subject to applicable confidentiality restrictions or restrictions required by law, Seller will notify Purchaser promptly upon the receipt by Seller or its Affiliates of (i) any comments or questions from any officials of any Governmental Authority in connection with any filings made pursuant to this Section 5.01 or the transactions contemplated by this Agreement and (ii) any request by any officials of any Governmental Authority for amendments or supplements to any filings made pursuant to any laws of any Governmental Authority or answers to any questions, or the production of any documents, relating to an investigation of the transactions contemplated by this Agreement by any Governmental Authority. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 5.01, Seller shall promptly inform Purchaser of such occurrence and cooperate in filing promptly with the applicable Governmental Authority such amendment or supplement. Without limiting the generality of the foregoing, Seller shall provide Purchaser (or its advisors), upon request, copies of all correspondence between Seller or any of its Affiliates (including any Company Entity) and any Governmental Authority relating to the transactions contemplated by this Agreement. Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of Seller. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Authority regarding the transactions contemplated by this Agreement shall include representatives of both Seller and Purchaser. Subject to applicable Law, Seller shall consult and cooperate with Purchaser in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the transactions contemplated by this Agreement by or on behalf of Seller or Purchaser.
5.02    Access to Information; Confidentiality.
(a)    Prior to the Closing Date, or, if earlier, the date this Agreement is terminated pursuant to Section 12.01, Purchaser may make or cause to be made such review of the Business and of its respective financial and legal condition as Purchaser deems reasonably necessary or advisable. Seller shall, and shall cause the Company Entities to, permit Purchaser and its authorized agents or Representatives, including its independent accountants, to have reasonable access to the properties, books and records of the Company Entities during normal business hours to review information and documentation relative to the properties, books, contracts, commitments and other records of the Company Entities; provided, that such investigation shall only be upon reasonable notice and shall not disrupt personnel and operations of the Business and shall be at Purchaser’ sole cost and expense; provided, further, that none of Purchaser, its Affiliates or their respective Representatives, shall conduct any environmental site assessment, compliance evaluation or investigation with respect to any Project or Company Entity without the prior written consent of Seller (it being understood and agreed that Seller may have no such authority, whether contractual or otherwise, to consent to such undertakings with respect to any Project) and without ongoing consultation with Seller with respect to any such activity (it being understood and agreed that in no event shall any subsurface investigation or testing of any environmental media be conducted); provided, further, that, for the avoidance of doubt, none of Purchaser, its Affiliates or their respective Representatives shall have any right to access or review any Tax Return of Seller or any of its Affiliates (including any consolidated, combined or unitary Tax Return including any such entity), except for separate Tax Returns of the Company Entities. Notwithstanding the foregoing, Seller and its Affiliates will use commercially reasonable efforts to provide Purchaser with information contained in such returns, or derived from those returns without undue burden, that is reasonably requested by Purchaser and relevant to its tax due diligence. All requests for access to the offices, properties, books and records of the Company Entities shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that none of Purchaser, its Affiliates or their respective Representatives shall, prior to the Closing Date, contact any of the employees, customers, suppliers, parties that have business relationships with the Company Entities in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the specific prior authorization of Seller or its Representatives, except as provided on Schedule 5.02 with respect to communications with the co-op customers, nor contact any Governmental Authority or Representatives thereof, in each case except as provided in Article 6 (other than the required filings specified in Section 3.05). Any access to the offices, properties, books and records of the Company Entities shall be subject to the following additional limitations: (i) Purchaser, its Affiliates, and their respective Representatives, as applicable, shall give Seller notice of at least two (2) Business Days prior to conducting any inspections of the Company Entities, and a Representative of Seller shall have the right to be present when Purchaser, its Affiliates or their respective Representatives conducts its or their investigations on such property; (ii) none of Purchaser, its Affiliates or their respective Representatives shall damage the property of the Company Entities or any portion thereof; and (iii) Purchaser, its Affiliates, and their respective Representatives, as applicable, shall (A) use reasonable best efforts to perform all on-site reviews and all communications with any Person in an expeditious and efficient manner; and (B) indemnify, defend and hold harmless Seller, the members of the Company Entities, their respective Affiliates, and each of their respective employees, directors and officers from and against all damages resulting from or relating to the activities of Purchaser, its Affiliates and their respective Representatives under this paragraph. The foregoing indemnification obligation shall survive the Closing or termination of this Agreement. Notwithstanding anything herein to the contrary, prior to the Closing Date, Seller shall not be required to provide any access or information to Purchaser, its Affiliates or any of their respective Representatives which Seller reasonably believes it or the Company Entities are prohibited from providing to Purchaser, its Affiliates or their respective Representatives by reason of applicable Law, which constitutes or allows access to information protected by attorney-client privilege, or which Seller or the Company Entities are required to keep confidential or prevent access to by reason of any Contract with a third party or which would otherwise expose any Seller or any of its Affiliates to a material risk of Liability. For purposes of this Section 5.02(a), Purchaser’s Representatives shall include the Financing Sources.
(b)    Purchaser, its Affiliates and their respective Representatives shall hold in confidence all confidential information obtained from Seller, the Company Entities or their respective Affiliates, officers, agents, Representatives or employees, whether or not relating to the Business, in accordance with the provisions of the Confidentiality Agreement which, notwithstanding anything contained therein, shall remain in full force and effect following the execution of this Agreement and shall survive any termination of this Agreement in accordance with its terms. After the Closing Date, Seller, its Affiliates and their respective Representatives shall hold in confidence all information provided to Purchaser, its Affiliates or their respective officers, agents, Representatives or employees, relating to the Business, in accordance with the provisions of the Confidentiality Agreement to the same extent that would be required if Seller were a “Receiving Party” pursuant to the Confidentiality Agreement. Notwithstanding anything contained in this Agreement or the Confidentiality Agreement, the obligations of Seller set forth in the immediately preceding sentence shall remain in full force and effect following the execution of this Agreement and shall survive any termination of this Agreement in accordance with its terms

5.03    Exhibits and Schedules; Notification of Certain Matters.
(a)    All exhibits and schedules and the Disclosure Schedules attached hereto are hereby incorporated herein by reference and made a part hereof.
(b)    Neither the specification of any dollar amount in any representation nor the mere inclusion of any item in a schedule or in the Disclosure Schedules as an exception to a representation or warranty shall be deemed an admission by a Party that such item represents a material fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Company Entities or Purchaser.
(c)    Seller shall have the right (but not the obligation) to deliver to Purchaser, at least five (5) Business Days prior to the Closing Date, a supplement to the Seller Disclosure Schedule (the “Closing Date Schedule Supplement”) to disclose any matter arising or discovered after the date hereof, that, if existing at, or arising or discovered prior to the date hereof, would have been required to be set forth in the Seller Disclosure Schedule for the representations and warranties of Seller set forth herein to be true and correct as of the date hereof, and the Seller Disclosure Schedule shall be deemed to be modified, supplemented and amended to include the items listed in the Closing Date Schedule Supplement for all purposes hereunder, other than to cure any breach or inaccuracy of any representation or warranty of Seller contained in this Agreement for purposes of ARTICLE 11. If any item set forth in the Closing Date Schedule Supplement discloses any event, circumstance or development that, individually or in the aggregate when taken together with other previously disclosed events, circumstances or developments, would prevent any of the conditions set forth in Section 7.01 to be satisfied, then Purchaser may terminate this Agreement by delivering notice of termination to Seller within twenty (20) Business Days of its receipt of such Closing Date Schedule Supplement; provided, that if Purchaser does not deliver such notice within such twenty (20) Business Day period, then Purchaser shall be deemed to have irrevocably waived their right to terminate this Agreement with respect to such item and their right to not consummate the transactions contemplated hereby with respect to such item, in each case, after giving effect to such item under any of the conditions set forth in Section 7.01, but shall not be deemed to have irrevocably waived their right to indemnification under Section 11.01 with respect to such item.

5.04    Conduct of Business.
(a)    Seller covenants and agrees that, except (i) as otherwise expressly contemplated by this Agreement (including as described on Schedule 5.04(b) and the other matters contemplated by the other Schedules and Exhibits hereto), (ii) for the effect of the announcement and consummation of the transactions contemplated hereby, or (iii) as otherwise approved in writing by Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Seller shall cause the Company Entities to be operated in the ordinary course of business consistent with Laws and Permits, past practice, and shall use commercially reasonable efforts to preserve, maintain and protect the assets and properties of the Company Entities and the Business; provided, that such efforts shall not include any requirement or obligation to make any payment or assume any Liability not otherwise required to be paid or assumed by the terms of an existing Contract or offer or grant any financial accommodation or other benefit not otherwise required to be made by the terms of an existing Contract.
(b)    Without limiting Section 5.04(a), except as (A) set forth on Schedule 5.04(b), (B) otherwise contemplated by this Agreement, (C) required by applicable Law, or (D) with the express written approval of Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, Seller shall cause the Company and each Subsidiary not to, and the Company shall not and shall cause each other Company Entity not to:
(i)    transfer any of the Acquired Interests to any Person or create or suffer to exist any Lien upon the Acquired Interests;
(ii)    issue, grant, deliver or sell or authorize or propose to issue, grant, deliver or sell, or purchase or propose to purchase, any of its equity securities (other than the sale and delivery of the Acquired Interests pursuant to this Agreement), Options, warrants, calls, rights, exchangeable or convertible securities, commitments or agreements of any character, written or oral, obligating it to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any of its equity securities;
(iii)    declare, set aside, make or pay any dividend or other distribution, in respect of the Acquired Interests to Seller;
(iv)    except as required by GAAP, change any accounting methods, principles or practices, or make any material change in any Company Entity’s cash management practices or accounts receivables or accounts payable policies, practices and procedures;
(v)    make or change any Tax election (to be effective before or after the Closing Date), change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return with respect to any material Taxes, file any Tax Return that is prepared on a basis that is materially inconsistent with the elections, accounting methods, conventions and principles of taxation used for the most recent taxable periods for which comparable Tax Returns involving similar Tax items have been filed, enter into any closing agreement, settle or compromise any proceeding with respect to any material Tax claim or assessment, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any Subsidiary, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;
(vi)    take any action or enter into any commitment with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization, or other winding up of business or operations of any Company Entity;

(vii)    make any material change in its business or operations, except such changes as may be required to comply with any applicable Law, including any material change to the levels of Inventory maintained at any Project;
(viii)    make any material capital expenditures (or enter into any Contracts in respect of material capital expenditures) other than capital expenditures paid to third parties other than Seller and its Affiliates to the extent contemplated by the monthly budgets set forth on Schedule 5.04(b)(viii);
(ix)    form a subsidiary, or merge any Company Entity into or with any other Person or consolidate any Company Entity with any other Person;
(x)    sell, lease, transfer or otherwise dispose of any assets pertaining to the Business with a value in excess of $250,000 to any Person (other than to any Company Entity) or encumber any such assets other than Permitted Liens;
(xi)    permit any Company Entity to (x) create, incur or assume any long-term debt, (y) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any Person (other than any Company Entity) or (z) make any loans, advances or capital contributions to or investments in any Person (other than any Company Entity), other than obligations that will be discharged on or prior to Closing;
(xii)    enter into, amend, modify, grant a waiver in respect of, cancel or consent to the termination of any Company Contract other than any amendment, modification or waiver which is not material to such Company Contract and is otherwise in the ordinary course of business;
(xiii)    acquire, or enter into any Contract for any acquisitions (by merger, consolidation, or acquisition of stock or assets or any other business combination), of any Person or business or any division thereof;
(xiv)    enter into or adversely amend, modify or waive any rights under, in each case, any Contract (or series of related Contracts) with Seller or any Affiliate of Seller, other than the entry into or amendment, modification, or waiver of any such Contracts on an arms’ length basis which are not in the aggregate materially adverse to the Business;
(xv)    except as required by the terms of any Collective Bargaining Agreement, enter into, amend or extend any Collective Bargaining Agreement with a labor union, works council or other employee representative body;
(xvi)    except as required by the terms of any Collective Bargaining Agreement, enter into any offers of employment, employment, change in control, severance, retention or consulting agreements, arrangements or programs or materially amend the terms and conditions of employment for any Business Employee, other than the hiring of employees for the positions described on Schedule 5.04(b)(xvi);
(xvii)    except as required by the terms of any Collective Bargaining Agreement, establish any new Company Employee Plan for the benefit of any Business Employee, amend, modify or terminate the material terms and conditions of any Company Employee Plan in respect of any Business Employee or otherwise increase the annual base salary, hourly rate, other compensation or benefits of any Business Employee;
(xviii)    pay, discharge, settle or satisfy any claims, liabilities or obligations prior to the same being due in excess of $250,000 in the aggregate;
(xix)    amend the Constitutive Documents;

(xx)    fail to maintain insurance coverage substantially equivalent to its insurance coverage as in effect on the date hereof;
(xxi)    settle, resolve or compromise any material environmental claim with any Governmental Authority relating to any actual or alleged violations of applicable Environmental Law or Orders;
(xxii)    materially modify any Permits issued pursuant to Environmental Laws;
(xxiii)    permit to occur any Leakage; or
(xxiv)    agree to enter into any Contract or otherwise make any commitment to do any of the foregoing in this Section 5.04.
(c)    Notwithstanding the foregoing or anything in this Agreement to the contrary, Seller and the Company Entities may take (or not take, as the case may be) any of the actions described in Section 5.04(b) above in connection with Permitted Intercompany Transfers. At Closing, Seller shall, and shall cause its Affiliates including any Company Entity to, terminate, at no penalty or other cost to any Company Entity, any Affiliate Contract identified by Purchaser on or prior to the Closing Date.
(d)    During the Lockbox Period, Seller shall ensure that all accrued revenues and accrued costs relating to each Company Entity shall only be allocated to the Company Entity that generated or incurred such revenues and expenses and not to any other Company Entity.
(e)    Within fifteen (15) Business Days after the end of each calendar month during the Interim Period, Seller shall provide Purchaser with reports (the “Interim Reports”) detailing (i) all transactions between or among any Company Entity, on the one hand, and Seller and its Affiliates (other than a Company Entity), on the other hand, including all Permitted Intercompany Transfers, (ii) the income statements for each Company Entity, and (iii) the balance sheet for each Company Entity, in each case in respect of such calendar month. Within ten (10) Business Days after the Closing Date, Seller shall provide Purchaser with Interim Reports in respect of the period beginning on the day after the last calendar month in respect of which a report was delivered pursuant to the preceding sentence and ending on the Closing Date. During the Interim Period and post-Closing, Seller shall provide Purchaser and its Representatives reasonable access to such books, records, documents, work papers and employees (including those of the Company Entities) as are reasonably requested in connection with its review and verification of the Interim Reports.
(f)    During the Interim Period, Seller shall, and shall cause Cottonwood and those entities set forth in Schedule 1.01(a) to, comply with all covenants of “Tenant” under the Cottonwood Lease as if it were in effect during the Interim Period, including the operation and maintenance standards set forth in Exhibit F to the Cottonwood Lease.
(g)    During the Interim Period, Seller shall, and shall cause its Affiliates to, (i) use commercially reasonable efforts to maintain employment relationships with their employees (other than Business Employees, whose treatment during the Interim Period is governed by Sections 5.04(a) and 5.04(b)) who provide trading or other commercial services to the Company Entities, (ii) use reasonable efforts to ensure that such persons, while they remain employees, continue to devote the majority of their working time to the provision of such services; (iii) use reasonable efforts to replace any such employees whose employment with Seller and its Affiliates terminates, or who otherwise cease to spend the majority of their working time to the provision of such services, as soon as practicable following any such termination or cessation with other employees with similar experience providing such services in any wholesale power market in the United States; and (iv) not materially alter the methodology for compensating any such employees (including incentive compensation relating to their services for or on behalf of the Company Entities).

5.05    Insurance.
(a)     From and after the Closing Date, except as provided in Section 5.05(b), (x) the Company Entities shall cease to be insured by, have access or availability to, be entitled to make claims on, be entitled to claim benefits or seek coverage under, any of Seller’s or its Affiliates’ insurance policies or any of their self-insured programs for any event or occurrence after the Closing; and (y) Purchaser shall be solely responsible for obtaining or providing insurance coverage for the Company Entities for any event or occurrence after the Closing sufficient to comply with any and all of the contractual and statutory obligations of the Company Entities.
(b)    Seller shall transfer, or cause to be transferred, to Purchaser at the Closing the Company Entities’ excess liability retroactive dates. Furthermore, Purchaser shall be entitled to make claims on and seek coverage under Seller’s or its Affiliates’ insurance policies, and negotiate and control the resolution and settlement with those insurers, for claims which arise relating to incidents that occurred before the Closing Date. This right is limited to recourse to such insurance policies to the extent such claims are covered by such insurance policies, and not recourse to any self-insured program of Seller or its Affiliates. Seller shall use commercially reasonable efforts to execute and deliver, or cause to be executed or delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as may be necessary to assist Purchaser with the foregoing.
5.06    Risk of Loss; Casualty. Except as otherwise provided in this Section 5.06, during the Interim Period, all risk of loss or damage to the property or assets of the ProjectCos including the Projects, shall, as between Purchaser and Seller, be borne by Seller unless such loss is caused or created by Purchaser. If during the Interim Period, the property or assets of the ProjectCos, including the Projects, are damaged by fire or other casualty (each such event, an “Event of Loss”), or are taken by a Governmental Authority by exercise of the power of eminent domain (each, a “Taking”), then the following provisions of this Section 5.06 shall apply:
(a)    Following the occurrence of (i) any one or more Events of Loss, if the aggregate costs to restore, repair or replace the property or assets of the ProjectCos subject to such Event of Loss to a condition reasonably comparable to its or their condition prior to such Event of Loss, plus the amount of any lost profits reasonably expected to accrue after Closing as a direct result of such Event of Loss (such amount pursuant to this clause (i) to be determined by an independent third party appraiser mutually selected by the Parties (collectively, “Restoration Costs”)) and/or (ii) any one or more Takings, if the value of the property subject to such Taking plus the amount of any lost profits reasonably expected to accrue after Closing as a direct result of such Taking, less any condemnation award received by Purchaser (provided, that any such condemnation award is made available to Purchaser) (such amount pursuant to this clause (ii) to be determined by an independent third party appraiser mutually selected by the Parties (collectively, the “Condemnation Value”)), is, in the aggregate, less than or equal to one percent (1%) of the Base Purchase Price, in the case of each of clauses (i) and (ii), net of and after giving effect to (A) any insurance, condemnation award or other third party proceeds reasonably expected to be available to the applicable ProjectCos of Seller for such event, (B) any tax benefits related thereto, and (C) any amounts expended by the applicable Project Company or Seller prior to Closing to restore damage caused by such casualty event there shall be no effect on the transactions contemplated hereby.
(b)    Subject to the termination right of Purchaser and Seller set forth in Section 5.06(d), upon the occurrence of any one or more Events of Loss and/or Takings involving aggregate Restoration Costs and Condemnation Value in excess of one percent (1%) of the Base Purchase Price (a “Major Loss”), Seller shall have, in the case of a Major Loss relating solely to one or more Events of Loss, the option, exercised by notice to Purchaser, to restore, repair or replace the damaged assets or properties prior to Closing to a condition comparable in all material respects to their condition prior to such Event of Loss or Taking, as the case may be. If Seller elects to so restore, repair or replace the assets or properties relating to a Major Loss, which election shall be made by notice to Purchaser prior to the Closing Date and as soon as practicable following the occurrence of the Major Loss, Seller will complete or cause to be completed the repair, replacement or restoration of the damaged assets or property prior to the Closing and the Closing Date shall be postponed for the amount of time reasonably necessary to complete the restoration, repair or replacement of such property or assets as reasonably agreed between Purchaser and Seller (including, if necessary, the extension of the date contemplated by Section 12.01(b) (but for no more than thirty (30) days) to allow for the restoration, repair or replacement of such assets or properties). Seller shall use its commercially reasonable efforts to keep Purchaser reasonably informed with respect to such restoration, repair or replacement, including, subject to its reasonable discretion, allowing Purchaser to participate in meetings, communications and inspections pertaining thereto, in order to enable Purchaser to evaluate the quality and sufficiency thereof. If the Restoration Costs exceed $2,000,000 in the aggregate, Seller will not grant its final acceptance of any such restoration, repair or replacement without Purchaser’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned. If Seller elects not to cause the restoration, repair or replacement of the property or assets affected by a Major Loss, or such Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, the provisions of Section 5.06(c) will apply.
(c)    Subject to the termination right of Purchaser and Seller set forth in Section 5.06(d), in the event that Seller elects not to cause the restoration, repair or replacement of a Major Loss, or in the event that Seller, having elected to cause repair, replacement or restoration of the Major Loss, fails to cause its completion within the period of time agreed upon by the Parties pursuant to Section 5.06(b) (subject to extension for up to ninety (90) days for causes beyond Seller’s control), or in the event that a Major Loss is the result in whole or in part of one or more Takings or is otherwise not capable of being restored, repaired or replaced, then the Parties shall, within thirty (30) days following Seller’s election not to cause the restoration, repair or replacement, failure to complete, or the occurrence of such Major Loss, as the case may be, adjust the Purchase Price downward by the aggregate Restoration Cost and Condemnation Value, and proceed to Closing. To assist Purchaser in its evaluation of any and all Events of Loss, Seller shall provide Purchaser such access to the properties and assets and such information as Purchaser may reasonably request in connection therewith.
(d)    In the event that the aggregate Restoration Costs and Condemnation Value with respect to one or more Events of Loss and/or Takings equals an amount in excess of seven and one half percent (7.5%) of the Base Purchase Price, then either Purchaser or Seller shall have the right to terminate this Agreement.

5.07    Fulfillment of Conditions. Seller (a) shall take all commercially reasonable steps necessary or desirable, and proceed diligently and in good faith to satisfy each condition to the obligations of Seller contained in this Agreement and (b) shall not, and shall not permit the Company, any Subsidiary or any of its other Affiliates to, take or fail to take any action that would reasonably be expected to result in the non-fulfillment of any such condition or materially delay or impair the approval of any Governmental Authority.
5.08    Further Assurances. During the Interim Period, and post-Closing, Seller shall use its commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as may be necessary to consummate the transactions contemplated by this Agreement, including such actions at its expense as are necessary in connection with obtaining any third-party consents and all Governmental Approvals required to be obtained by Seller. During the Interim Period, Seller shall cooperate with Purchaser and provide any information regarding Seller necessary to assist Purchaser in making any filings or applications required to be made with any Governmental Authority, including, without limitation, the transfer of environmental Permits to Purchaser, as applicable. Notwithstanding anything to the contrary contained in this Section 5.08, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of any documents or information in accordance herewith shall be solely subject to applicable rules relating to discovery and the remainder of this Section 5.08 shall not apply.
5.09    Post-Closing Access; Preservation of Records. From and after the Closing, Seller shall make or cause to be made available to Purchaser and its Representatives all books, records and documents of Seller relating to the Business (and the assistance of employees responsible for such books, records and documents) during regular business hours for the same purposes, to the extent applicable, as set forth in Section 6.06; provided, however, that access to such books, records, documents and employees shall not interfere with the normal operations of Seller and the reasonable out-of-pocket expenses of Seller incurred in connection therewith shall be paid by Purchaser; provided, further, that none of Purchaser, its Affiliates or their Representatives shall have any right to access or review any Tax Return of Seller or any of its Affiliates (including any consolidated, combined or unitary Tax Return including any such entity); provided, for the avoidance of doubt, that the foregoing limitation shall not limit Purchaser’s right to receive information from Seller, including Tax Returns filed by Seller (but not any Tax Return of Seller or any of its Affiliates (other than Seller)) to the extent that such information or Tax Return is reasonably necessary for (i) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action or Proceeding, (ii) preparing reports to stockholders and Government Authorities or (iii) such other purposes for which access to such documents is determined by Purchaser to be reasonably necessary, including preparing and delivering any accounting or other statement provided for under this Agreement or otherwise, preparing Tax Returns, pursuing Tax refunds or responding to or disputing any Tax audit, or the determination of any matter relating to the rights and obligations of Seller or Purchaser or any of their Affiliates under this Agreement. Seller shall maintain and preserve all such Tax Returns, books, records and other documents for any applicable statutory or regulatory retention period, as the same may be extended and, in each case, shall offer to transfer such records to Purchaser at the end of any such period. Notwithstanding anything herein to the contrary, Seller shall not be required to provide any access or information to Purchaser, its Affiliates or any of their respective Representatives which Seller reasonably believes it is prohibited from providing to Purchaser, its Affiliates or their respective Representatives by reason of applicable Law, which constitutes or allows access to information protected by attorney-client privilege, or which Seller is required to keep confidential or prevent access to by reason of any Contract with a third party or which would otherwise expose Seller or any of its Affiliates to a material risk of Liability. For purposes of this Section 5.09, Purchaser’s Representatives shall include the Financing Sources.

5.10    Data Room. Within ten (10) Business Days after the Closing, Seller shall deliver to Purchaser on CD ROM or flash drive an electronic copy of the documents and information contained in the virtual data room. Seller shall maintain the virtual data room and provide Purchaser access thereto until such delivery has been made.
5.11    No Solicitation. Seller shall not, and shall not authorize or permit the Company, any Subsidiary, any of its other Affiliates or any of its or their respective Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause the Company, any Subsidiary, any of its other Affiliates, and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person concerning (a) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company or any Subsidiary; (b) the issuance or acquisition of equity securities of the Company or any Subsidiary; or (c) the sale, lease, exchange or other disposition of any significant portion of the Company’s or any Subsidiary’s properties or assets.
5.12    Oxbow Property. During the Interim Period, but in any event at least five (5) Business Days prior to the Closing, Seller shall cause New Roads to distribute up, transfer or otherwise assign to the Company and the Company to distribute up, transfer or otherwise assign to Seller or an Affiliate of Seller (other than a Company Entity) the Oxbow Property (the result of such distributions, transfers or assignments, the “Oxbow Property Transfer”) pursuant to documentation in form and substance reasonably satisfactory to Purchaser.
5.13    Audited Financials. As soon as practicable after the date hereof, the Seller shall prepare, and shall engage KPMG to conduct an SAS 100 review of combined financial statements for the Business as of and for the year ended December 31, 2017, including balance sheets and the related statements of income, comprehensive income, changes in stockholders’ equity and cash flows, which financial statements shall be delivered to Purchaser on or before April 30, 2018. Up to $100,000 of the out-of-pocket costs of preparation of such financial statements may be paid for the Company Entities and any such payments (not to exceed $100,000) shall not constitute Leakage.
5.14    Financing Cooperation. During the Interim Period, Seller shall use, and shall cause the Company Entities and its and their respective Representatives (including, as applicable, legal, tax, regulatory and accounting) to use, commercially reasonable efforts to cooperate as reasonably requested by Purchaser in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company Entities). Purchaser shall reimburse Seller for any reasonable and documented, out-of-pocket third party expenses actually incurred by it in connection with fulfilling its obligations under this Section 5.14. In no event shall Purchaser or any of its Affiliates have any obligation to bring any Action or Proceeding against any Financing Source with respect to the Debt Financing or the consummation of the transactions contemplated hereby or thereby, and Seller hereby agrees that it shall not undertake any action (and shall not cause or permit any of its Affiliates to undertake any action) that seeks to cause Buyer to bring any such Action or Proceeding against any Financing Source.
5.15    Equity Settlement of Certain Accounts. No later than February 28, 2018, Seller will Equity Settle or cause to be Equity Settled to zero dollars ($0), as of December 31, 2017, the account balances for Accounts Payable (Affiliate) and Accounts Receivable (Affiliate).
5.16    PJM Capacity Revenue. For the period beginning on the later of June 1, 2018, and the Closing Date and ending on May 31, 2019, Seller shall pass through to Purchaser any PJM 2018/2019 Capacity Revenue received by Seller within five (5) Business Days of receipt thereof from PJM. Any payment under this Section

5.16 shall be made by wire transfer of immediately available funds to such account as the Purchaser shall designate in writing to Seller. For the avoidance of doubt, any PJM 2018/2019 Capacity Revenue or other PJM net capacity revenue for prior delivery years related to the BC II Unit I Project and BC II Unit II Project that is received during the Lockbox Period shall be paid to the applicable Company Entity and be subject to the restrictions on Leakage set forth in Section 5.04.
5.17    Replacement Agreements. Seller shall use commercially reasonable efforts to assist Purchaser (or any Person designated by Purchaser) to enter into agreements with Waste Management National Services, Inc. and Solvay Chemicals, Inc. for the services and products described in the Waste Management Agreement (as defined on Schedule 3.12(a)) and the Solvay Chemicals Agreement (as defined in Schedule 3.12(a)), in each case on terms and conditions satisfactory to Purchaser.
ARTICLE 6
COVENANTS OF PURCHASER
Purchaser covenants and agrees with Seller that Purchaser will comply with all covenants and provisions of this Article 6 made by Purchaser, except to the extent Seller may otherwise consent in writing.
6.01    Regulatory and Other Permits.
(a)    Except pursuant to section 203 of the FPA, which is subject to Section 6.01(e), and with respect to the LPSC, which is subject to Section 6.01(f), Purchaser shall, and shall cause Purchaser Parent to, prepare, as soon as is practicable following the date of this Agreement, all necessary filings in connection with the transactions contemplated by this Agreement that may be required under the HSR Act or any other federal, state or local laws prior to the Closing Date and shall use commercially reasonable efforts to obtain as promptly as reasonably practicable all Permits and all consents, approvals or actions of all Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby, including the Purchaser Approvals and Purchaser Consents. Purchaser shall, and shall cause Purchaser Parent to, submit the required filings as soon as reasonably practicable. Purchaser shall, as soon as is practicable following the date of this Agreement, prepare and file a joint voluntary notice with Seller to CFIUS pursuant to 31 C.F.R. Part 800 with regard to the transactions contemplated by this Agreement. Purchaser shall, and shall cause Purchaser Parent to, request expedited treatment of any such filings, promptly make any appropriate or necessary subsequent or supplemental filings, and cooperate with Seller in the preparation of such filings in such manner as is reasonably necessary and appropriate. Purchaser shall consult with Seller and shall agree in good faith with Seller upon the timing of such filings.
(b)    Purchaser shall not, and shall cause Purchaser Parent not to, take any action that could reasonably be expected to adversely affect or materially delay or impair the approval of any Governmental Authority of any of the aforementioned filings.
(c)    Subject to applicable confidentiality restrictions or restrictions required by law, Purchaser will notify Seller promptly upon the receipt by Purchaser or Purchaser Parent of (i) any substantive written comments or questions from any officials of any Governmental Authority in connection with any filings made pursuant to Section 5.01 or this Section 6.01 or the transactions contemplated by this Agreement and (ii) any request by any officials of any Governmental Authority for amendments or supplements to any filings made pursuant to any laws of any Governmental Authority or answers to any questions, or the production of any documents, relating to an investigation of the transactions contemplated by this Agreement by any Governmental Authority. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.01 or this Section 6.01, Purchaser shall promptly inform Seller of such occurrence and cooperate in filing promptly with the applicable Governmental Authority such amendment or supplement. Without limiting the generality of the foregoing, Purchaser shall provide Seller (or its advisors), upon request, copies of all substantive correspondence between Purchaser and any

Governmental Authority relating to the transactions contemplated by this Agreement. Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of Purchaser. In addition, to the extent reasonably practicable, Purchaser will provide Seller with reasonable prior notice of all scheduled discussions, telephone calls, and meetings with a Governmental Authority regarding the transactions contemplated by this Agreement and such meetings shall include representatives of Seller and Purchaser. Subject to applicable Law, Purchaser shall consult and cooperate with Seller in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the transactions contemplated by this Agreement by or on behalf of Seller or Purchaser.
(d)    Purchaser shall, and shall cause Purchaser Parent to, promptly take, in order to consummate the transactions contemplated by this Agreement, all commercially reasonable actions to (i) secure the expiration or termination of any applicable waiting period from a Governmental Authority and (ii) resolve any objections asserted with respect to the transactions contemplated by this Agreement raised by any Governmental Authority, and to prevent the entry of any court order and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that would prevent, prohibit, restrict, or delay the consummation of the transactions contemplated by this Agreement, subject to Section 13.17; provided, however, that absent Purchaser’s prior written consent (which may be withheld in Purchaser’s sole discretion) in no event shall Purchaser or Purchaser Parent be required to (A) execute settlements, undertakings, consent decrees, stipulations, or other agreements with any Governmental Authority, (B) sell, divest, or otherwise convey particular assets or categories of assets or businesses of Purchaser or the Company Entities, (C) agree to sell, divest or otherwise convey any particular assets or categories of assets or businesses of Purchaser or the Company Entities contemporaneously with or subsequent to the Closing, or (D) permit Seller to sell, divest, or otherwise convey any particular assets or categories of assets or businesses of the Company Entities prior to the Closing. Purchaser shall, and shall cause Purchaser Parent to, respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement.
(e)    Subject to Section 6.01(d) and Section 13.17, Purchaser and Purchaser Parent shall reasonably cooperate with Seller in its taking commercially reasonable steps to obtain Consents from FERC pursuant to section 203 of the FPA in order to consummate the transactions contemplated hereby, including the execution of, or consenting to, FPA section 203-related applications or submissions with FERC, including any inquiries from staff, which applications or submissions shall be made as soon as reasonably practicable. With respect to communications by Purchaser with FERC (including, for these purposes, its staff) relating to the FPA section 203-related applications for submissions, Purchaser shall: (i) promptly notify Seller of any written communication to Purchaser from FERC and, subject to applicable Laws and Orders, jointly consult and agree on any response thereto; (ii) not agree to participate in an substantive meeting or discussion with FERC in respect of any filings, investigation or inquiry concerning the transaction contemplated by this Agreement unless Purchaser consults with Seller in advance and, to the extent permitted by FERC, gives the Seller the opportunity to attend and participate in such meeting or discussion; and (iii) subject to applicable Laws and Orders, furnish the Seller with copies of all materials substantive correspondence, filings, and written communications between Purchaser and FERC with respect to the transactions contemplated by this Agreement.
(f)    Subject to Section 6.01(d) and Section 13.17, with respect to communications with the LPSC (including, for these purposes, its staff), Purchaser shall provide Seller with updates (on a weekly basis, at time to be reasonably agreed upon on an ongoing basis by Seller and Purchaser) of material developments and the prosecution of the requested approvals by Purchaser Parent from the LPSC contemplated by Schedule 6.01 and Section 7.10. To the extent that such communications extend to matters pertaining to Company Contracts with the Cooperative Customers identified in Schedule 3.12(a) with the notation “Requirements

Power Supply Contract,” “Form A,” “Form B” or “Form C,” Purchaser shall give Seller the opportunity to review and comment (to the extent reasonably practicable) with respect to the following: (i) material issues and developments; (ii) all material public filings; and (iii) discovery requests; provided that, with respect to advice and comment by Seller on such written discovery requests, Purchaser shall not be required to provide Purchaser Parent’s written discovery responses to Seller as part of such advice and comment.
6.02    Fulfillment of Conditions. Purchaser (a) shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of Seller contained in this Agreement, and (b) shall not, and shall not permit any of its Affiliates to, take or fail to take any action that would reasonably be expected to result in the non-fulfillment of any such condition.
6.03    Further Assurances. During the Interim Period, Purchaser shall use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as may be necessary to consummate the transactions contemplated by this Agreement, including such actions at its expense as are necessary in connection with obtaining any third-party consents and all Governmental Approvals required to be obtained by Purchaser. During the Interim Period, Purchaser shall cooperate with Seller and provide any information regarding Purchaser necessary to assist Seller in making any filings or applications required to be made with any Governmental Authority. Notwithstanding anything to the contrary contained in this Section 6.03, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of any documents or information in accordance herewith shall be solely subject to applicable rules relating to discovery and the remainder of this Section 6.03 shall not apply.
6.04    Support Obligations. Purchaser acknowledges that Seller and certain Affiliates have provided certain credit support pursuant to the support obligations and related agreements described on Schedule 3.23 (the “Support Obligations”). During the Interim Period, in each case, at Purchaser’s sole risk, cost and expense:
(a)    Purchaser shall take all steps reasonably necessary, including offering substitute guarantees of Purchaser Parent, and Seller shall cooperate (it being understood that such cooperation shall not include any requirement to pay any consideration or offer or grant any financial accommodation) in all reasonable respects with Purchaser, to endeavor to ensure that, effective as of the Closing Date, (i) Seller and its Affiliates (other than any Company Entity) shall be released from one hundred percent (100%) of any and all obligations or Liabilities relating to or arising under or out of or in connection with each Support Obligation, and (ii) substitute arrangements, if required by a beneficiary of any Support Obligation, of Purchaser or Purchaser Parent shall be in effect, including by providing (or causing to be provided) letters of credit or similar support, and
(b)    without limiting the foregoing, in the event that the requirements set forth in clause (a) of this Section 6.04 are not met as of the Closing Date, and subject to acceptance by Seller in its reasonable discretion, Purchaser or its relevant Affiliates shall, in lieu of providing substitute arrangements in respect of Support Obligations pursuant to clause (a)(ii) of this Section 6.04, enter into such indemnification and reimbursement agreements with Seller or any of its Affiliates as reasonably necessary to provide Seller and such Affiliates with an effective release or full indemnification with respect to all obligations and Liabilities of Seller and such Affiliates to be released pursuant to in clause (b) of this Section 6.04; provided that, Purchaser’s indemnification obligations under clause (i) shall not affect Seller’s indemnification obligations under Section 11.01.

6.05    Purchaser Parent Guaranty. Purchaser shall concurrently with the execution and delivery of this Agreement, cause to be executed and delivered to Seller the Purchaser Parent Guaranty.
6.06    Post-Closing Access; Preservation of Records. From and after the Closing, Purchaser and Purchaser Parent shall make or cause to be made available to Seller all books, records, Tax Returns and documents of the Company Entities (and the assistance of employees responsible for such books, records and documents) during regular business hours as may be reasonably necessary for (i) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Action, (ii) preparing reports to stockholders and Government Authorities or (iii) such other purposes for which access to such documents is determined by Seller to be reasonably necessary, including preparing and delivering any accounting or other statement provided for under this Agreement or otherwise, preparing Tax Returns, pursuing Tax refunds or responding to or disputing any Tax audit, or the determination of any matter relating to the rights and obligations of Seller or any of its Affiliates under this Agreement; provided, however, that access to such books, records, documents and employees shall not interfere with the normal operations of Purchaser, its Affiliates or the Company Entities and the reasonable out-of-pocket expenses of Purchaser, its Affiliates and the Company Entities incurred in connection therewith shall be paid by Seller. Purchaser shall cause each Company Entity to maintain and preserve all such Tax Returns, books, records and other documents for any applicable statutory or regulatory retention period, as the same may be extended and, in each case, shall offer to transfer such records to Seller at the end of any such period. Notwithstanding anything herein to the contrary, Purchaser shall not be required to provide any access or information to Seller, its Affiliates or any of their respective Representatives which Purchaser reasonably believes they or the Company Entities are prohibited from providing to Seller, its Affiliates or their respective Representatives by reason of applicable Law, which constitutes or allows access to information protected by attorney-client privilege, or which Purchaser or the Company Entities are required to keep confidential or prevent access to by reason of any Contract with a third party or which would otherwise expose Purchaser or any of its Affiliates (including the Company Entities) to a material risk of Liability.

6.07    Offers of Employment and Terminations.
(a)    At least sixty (60) days prior to the Closing Date, Purchaser shall, or shall cause any applicable relevant Affiliates or designated third-party operators to, make offers of employment to each Business Employee listed on Schedule 6.07(a), which offers shall comply with the requirements set forth in this Section 6.07. Without limiting the foregoing, Purchaser currently intends to offer employment to each Business Employee who performs operational services to the Company or any of the Subsidiaries in Louisiana. Notwithstanding the foregoing, except as otherwise required pursuant to the terms of a Collective Bargaining Agreement or other applicable Law, the Purchaser does not intend to offer employment to any Business Employee who, as of the Closing Date, is on short- or long-term disability or workers compensation, unless and until such Business Employee on short-term disability is able (in the judgment of the Purchaser) to return to active employment for the Company or Subsidiary within three (3) months following the Closing Date and Seller and its Affiliates shall retain all Liabilities in respect of such Business Employees unless and until such Business Employee becomes employed by the Company or any Subsidiary within such three (3) month period. Each such offer of employment shall be for a position having a comparable title and comparable duties as provided to the applicable offered Business Employee as of immediately prior to Closing. The Business Employees who accept the terms and conditions of such offers and who become employed by Purchaser, any of its relevant Affiliates or any designated third-party operators are hereinafter referred to as the “Continuing Employees.” Seller shall release each Continuing Employee from any confidentiality agreement or other restrictive covenant agreement solely as it applies to Purchaser and solely with respect to matters relating to the Business, any of the Company Entities or the sale of the Projects that may interfere with such Continuing Employee’s prospective employment with Purchaser, such Affiliate or such designated third-party operator.
(b)    With respect to all Continuing Employees who are covered by a Collective Bargaining Agreement as of the Closing (“Transferred Union Employees”), Purchaser shall, or shall cause any applicable relevant Affiliates or designated third-party operators employing such Transferred Union Employees to, assume the terms and conditions of the applicable Collective Bargaining Agreement.
(c)    With respect to all Continuing Employees who are not covered by a Collective Bargaining Agreement as of the Closing (“Transferred Non-Union Employees”), Purchaser shall be solely responsible for all pay and benefits and other costs, expenses, Liabilities, claims, wages, accrued vacation, sick or paid time off, severance, separation, Taxes, unemployment, and all other obligations and Liabilities of any nature whatsoever relating to the period on and after the Lockbox Start Date with respect to the Transferred Non-Union Employees, except for 2017 AIP Incentive Bonuses.
(d)    Seller shall remain liable for all pay and benefits and other costs, expenses, Liabilities, claims, wages, Taxes and all other obligations and Liabilities of any nature whatsoever (including any Liabilities under any Company Employee Plan) relating to (i) the period prior to the Lockbox Start Date with respect to the Business Employees that become Continuing Employees relating in any way to their employment with Seller and (ii) relating to all periods before or after the Lockbox Start Date with respect to Business Employees who do not become Continuing Employees relating in any way to their employment with Seller (collectively, “Seller Employment Liabilities”); provided that, for the avoidance of doubt, Seller Employment Liabilities shall include 2017 AIP Incentive Bonuses.
(e)    Purchaser shall ensure that each Transferred Non-Union Employee shall (i) be paid, for at least twelve (12) months following the Closing Date, an annual rate of salary or an hourly wage that is not less than what is being paid to such Continuing Employee immediately prior to the Closing, (ii) (A) as of the Closing, be immediately eligible to participate in Employee Plans of Purchaser, its relevant Affiliates or designated third-party operator (other than equity compensation plans) that are substantially similar, in the aggregate, to those Employee Plans (other than equity compensation plans) covering similarly situated employees of Purchaser, its relevant Affiliates or designated third-party operator and (B) if applicable, receive a bonus opportunity for at least twelve (12) months following the Closing Date that is not less than what such Continuing Employee is eligible for immediately prior to the Closing, and (iii) as of the Closing, be credited by Purchaser, its Affiliates or designated third-party operator for all accrued vacation.
(f)    Following the Closing Date, Purchaser agrees that for each Continuing Employee (i) Purchaser’s, its relevant Affiliates’ and their designated third-party operator’s Employee Plans, which are analogous to the Company Employee Plans, shall recognize all previous service recognized by such Company Employee Plans for the purpose of determining eligibility for and entitlement to benefits (except where doing so would result in a duplication of benefits), including vesting, and such Continuing Employees shall be eligible to receive benefits under, and participate in, such analogous Employee Plans to the same extent as similarly situated employees of Purchaser, its relevant Affiliates or designated third-party operator; and (ii) Purchaser will cause its, or its relevant Affiliate’s or designated third-party operator’s, group health plan to recognize all documented and verifiable deductibles and coinsurance payments accrued by the Continuing Employees prior to the Closing Date (for the plan year in which Closing occurs) (or, in the alternative, at Purchaser’s discretion, Seller shall provide to each Continuing Employee a cash payment in lieu of such recognition of deductible and coinsurance payments) and to waive any preexisting condition limitations, actively at work exclusions and waiting periods for the Continuing Employees. Notwithstanding the foregoing, (1) no Transferred Union Employee who is not participating as of the date hereof in a defined benefit plan of Seller and no Transferred Non-Union Employee shall be eligible for, entitled to or accrue any benefits under any defined benefit plan of Purchaser, its Affiliates or designated third party operators, and (2) Transferred Union Employees who are participating in a defined benefit plan of Seller as of the date hereof shall be eligible to participate in a cash balance defined benefit plan established or maintained by Purchaser, its Affiliates or designated third party operators and such Transferred Non-Union Employees shall receive credit for prior service with Seller and its Affiliates for purposes of determining pay credits under any such cash balance defined benefit plan of Purchaser, its Affiliates or designated third party operators in accordance with the terms of the applicable Collective Bargaining Agreement in effect at the time.
(g)    Following the Closing Date, to the extent any Company Employee Plan is qualified under Section 401(a) of the Code, Purchaser shall take the necessary action to cause Purchaser’s, its relevant Affiliate’s or designated third-party operator’s defined contribution plan or plans to accept a trustee-to-trustee transfer of account balances of the Continuing Employees from such Company Employee Plan, including outstanding plan loans of Continuing Employees from any Company Employee Plan, which is a qualified defined contribution plan, in which Continuing Employees are participating immediately prior to Closing Date.
(h)    With respect to any “mass layoff” or “plant closing” as defined by the WARN Act or similar applicable state or local Law affecting any of the Business Employees or other individuals performing work or services related to or for the Business or the Company Entities, Seller shall, or shall cause its Affiliates or third party operators, as applicable, to: (i) comply fully with the WARN Act and any and all similar applicable state and local Laws, (ii) perform and discharge the obligation, if any, to serve in a timely manner and fashion all notices required by the WARN Act or similar applicable state or local Law to Business Employees (“WARN Notices”) or other individuals performing work or services related to or for the Business or the Company Entities who may be legally classified as employees of Seller or any Affiliate of Seller or third party operator, as applicable, and (iii) cooperate with Purchaser in providing WARN Notices following the date hereof to the extent reasonably requested by Purchaser.
(i)    Nothing in this Agreement is intended to, or shall, (i) establish, amend or modify any employee benefit plan (including any Employee Plan), (ii) affect the rights of Seller, Purchaser, or any of their respective Affiliates to amend, modify or terminate any employee benefit plan (including any Employee Plan) pursuant to the terms of such plan or any applicable Collective Bargaining Agreement, (iii) confer upon any Business Employee any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, (iv) limit the right of Seller, Purchaser, or any of their respective Affiliates, as applicable, to change or eliminate any term or condition of employment or the compensation or benefits available to any Business Employee, or to terminate the employment of any such employee, or (v) without limiting anything in Section 6.07, confer any third-party beneficiary or other rights on any Person, including any Business Employee, other than the parties to this Agreement.
ARTICLE 7
CONDITIONS TO OBLIGATIONS OF PURCHASER
The obligations of Purchaser hereunder to purchase the Acquired Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):
7.01    Bring-Down of Seller’s and the Company’s Representations and Warranties. Other than the Fundamental Representations, the representations and warranties made by each of Seller and the Company in this Agreement shall be true and correct in all material respects (except for any of such representations and warranties that are qualified by materiality, including by reference to Material Adverse Effect or any similar qualification, which shall be true and correct in all respects) in each case on and as of the Effective Date and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except for such representations and warranties that are expressly stated to be made on and as of a specific earlier date, in which case as of such earlier date. The Fundamental Representations made by each of Seller and the Company in this Agreement (read for purposes of this Section 7.01 without regard to any materiality or Material Adverse Effect qualification or any similar qualification) shall be true and correct in all respects in each case on and as of the Effective Date and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date, except for such representations and warranties that are expressly stated to be made on and as of a specific earlier date, in which case as of such earlier date.

7.02    Performance at Closing. Seller and the Company shall have performed all agreements, covenants and obligations required by this Agreement to be so performed by Seller and the Company at or before the Closing, including the Oxbow Property Transfer.
7.03    Litigation. No Order shall have been entered which restrains, enjoins or otherwise prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement and no Action or Proceeding shall have been instituted before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.
7.04    Assignment of Membership Interests. Certificates representing the Acquired Interests, duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser shall have been delivered to Purchaser.
7.05    Approvals and Consents. All Seller Approvals shall have been obtained and shall be in full force and effect pursuant to final and non-appealable orders (not subject to any unfulfilled conditions to their effectiveness) and shall not impose terms or conditions that, individually or in the aggregate, are or would be reasonably expected to (directly or indirectly) materially and adversely effect, modify, alter or change this Agreement (or any of the rights, preferences or obligations thereunder) or otherwise materially burden the assets, liability, operation or business of any of the Company Entities after the Closing. All Seller Consents shall have been obtained and shall be in full force and effect and in form and substance reasonably satisfactory to the Purchaser, except where the failure to receive any such Seller Consent in form and substance reasonable satisfactory to Purchaser is a result of Purchaser’s breach of its obligations under this Agreement.
7.06    Officers’ Certificates. Seller shall have delivered to Purchaser (a) a certificate, dated the Closing Date and executed by an authorized officer or board member of Seller substantially in the form and to the effect of Exhibit D; (b) a certificate, dated the Closing Date and executed by an authorized officer or board member of the Company substantially in the form and to the effect of Exhibit E; (c) a certificate, dated the Closing Date and executed by the Secretary of Seller substantially in the form and to the effect of Exhibit F; and (d) a certificate (the “Leakage/Indebtedness Certificate”), dated the Closing Date and executed by an authorized officer or board member of Seller, certifying as to (i) the aggregate amount of Leakage during the Lockbox Period, together with a breakdown thereof, and (ii) the aggregate amount of Indebtedness of the Company Entities as of the Balance Sheet Effective Date and the Closing Date, in each case together with a breakdown thereof.

7.07    FIRPTA Certificate. Seller shall have caused to be delivered a certificate, dated as of the Closing Date and substantially in the form and to the effect of Exhibit G, which satisfies the requirements set forth in Treasury Regulation Section 1.1445-2, attesting that Seller is not a “foreign person” for U.S. federal income tax purposes.
7.08    Antitrust Authorizations. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.
7.09    FPA Matters. FERC authorization under section 203 of the FPA required to consummate the transactions contemplated hereby shall have been obtained and shall be on such terms as could not reasonably be expected to require Purchaser to take actions specified in provisos (A), (B), (C), or (D) of Section 6.01(d) or otherwise to (i) materially impair the authority, right or ability of Purchaser to consummate the transactions, (ii) have a material adverse effect on the business, assets, properties, financial condition, results of operations or prospects of the Business or Purchaser, (iii) require any material modification to this Agreement or the transactions contemplated hereby or (iv) impose any material restrictions upon Purchaser’s ownership or operation of the Projects or Purchaser’s or Purchaser’s Affiliates’ ownership of their respective assets or operation of their respect businesses, including the ability to engage in wholesale sales of energy capacity and ancillary services at market based rates, or any restrictions on use of acquired contracts, or required divestitures.
7.10    LPSC Matters All regulatory authorizations and regulatory waivers required by and from the LPSC to consummate the transactions and financing contemplated hereby shall have been obtained and shall be in full force and effect, and such regulatory authorizations and regulatory waivers shall be on terms and in form and substance satisfactory to Purchaser and Purchaser Parent each in its sole judgment and discretion.
7.11    Agreements. Seller shall have delivered to Purchaser (i) the insurance assignment documents reasonably requested by Purchaser prior to the Closing under Section 5.06, (ii) a lease agreement (the “Cottonwood Lease”) between Cottonwood Energy and a special-purpose entity that is a subsidiary of Seller, duly executed by the parties thereto, in substantially the form of Exhibit L, (iii) the guaranty contemplated by paragraph 26 of the Cottonwood Lease, duly executed by Seller, (iv) the issued letter of credit contemplated by paragraph 28 of the Cottonwood Lease, together with the agreement from the issuing bank thereof contemplated by paragraph 28(c) of the Cottonwood Lease, (v) a transition services agreement between Seller and Purchaser, duly executed by Seller, containing the terms and conditions set forth in Exhibit M and in form and substance reasonably satisfactory to Purchaser, (vi) the LTSA Rights Agreement, duly executed by Seller, and (vii) the Put Option Agreement, duly executed by Seller.
7.12    No Change. Since the Effective Date, there shall not have been a Material Adverse Effect with respect to the Company Entities or of the Business taken as a whole.
7.13    Mortgages. The Existing Mortgages and all Liens relating thereto shall have been terminated and released in full, pursuant to payoff letters or other documentation in form and substance reasonably satisfactory to Purchaser.
7.14    Assigned Contracts. Seller shall have caused the contracts set forth on Schedule 7.14 to be assigned by the Affiliate of Seller party thereto to a Company Entity designated by Purchaser, pursuant to assignment documentation in form and substance reasonably satisfactory to Purchaser
7.15    CFIUS. Purchaser shall have received pursuant to the U.S. Foreign Investment and National Security Act, either (i) notice from CFIUS of its determination not to undertake an investigation of the transactions contemplated by this Agreement or (ii) in the event that CFIUS initiates an investigation of the transactions contemplated by this Agreement, a written confirmation that CFIUS has determined there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement.

7.16    Solvay Chemicals Agreement. Seller shall have caused LA Generating to enter into an agreement with Solvay Chemicals, Inc. terminating all of LA Generating rights and obligations, and extinguishing all of LA Generating’s liability, under the Solvay Chemicals Agreement (as defined on Schedule 3.12(a)) as of the earlier of (a) the Closing Date and (b) the date on which LA Generating enters into a replacement agreement for the products described in the Solvay Chemicals Agreement on terms and conditions satisfactory to Purchaser.
ARTICLE 8
CONDITIONS TO OBLIGATIONS OF SELLER
The obligations of Seller hereunder to sell the Acquired Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller, in its sole discretion).
8.01    Bring-Down of Purchaser’s Representations and Warranties. The representations and warranties made by Purchaser in Article 4 of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any of such representations and warranties that are qualified by materiality which shall be true and correct in all respects) as though such representations and warranties were made on and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date.
8.02    Performance at Closing. Purchaser shall have performed all agreements, covenants and obligations required by the PSA to be so performed at or before the Closing.
8.03    Approvals and Consents. The Purchaser Approval set forth in item 2 of Schedule 4.09 to the extent required for the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect.
8.04    Litigation. No Order shall have been entered which restrains, enjoins or otherwise prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement and no Action or Proceeding shall have been instituted before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.
8.05    Deliveries. Purchaser shall have delivered to Seller:
(a)    a certificate, dated the Closing Date and executed by an authorized officer or board member of Purchaser, substantially in the form and to the effect of Exhibit H; and
(b)    a certificate, dated the Closing Date and executed by the Secretary of Purchaser substantially in the form and to the effect of Exhibit I.
8.06    Antitrust Authorizations. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.
8.07    FPA Matters. FERC authorization under section 203 of the FPA required to consummate the transactions contemplated hereby shall have been obtained.
8.08    CFIUS. Seller shall have received from Purchaser a copy of either (i) a notice from CFIUS of its determination not to undertake an investigation of the transactions contemplated by this Agreement or (ii) in the event that CFIUS initiates an investigation of the transactions contemplated by this Agreement, a written confirmation that CFIUS has determined there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement.

8.09    Agreements. Purchaser shall have delivered to Seller (i) a transition services agreement between Seller and Purchaser, duly executed by Purchaser, containing the terms and conditions set forth in Exhibit M and in form and substance reasonably satisfactory to Seller, (ii) the Cottonwood Lease, duly executed by Purchaser, (iii) the LTSA Rights Agreement, duly executed by Purchaser and (iv) the Put Option Agreement, duly executed by Purchaser.
ARTICLE 9
TAX MATTERS
9.01    Certain Taxes.
(a)    All real property Taxes, personal property Taxes and similar obligations of the Company and the Subsidiaries imposed by any Governmental Authority that are due or become due for Tax periods within which the Closing Date occurs shall be apportioned between the pre-Closing Date period, on the one hand, and the post-Closing Date period, on the other hand, as of the Closing Date, based upon the actual number of days of the Tax period that have elapsed before and including, and after, the Closing Date, and all income Taxes and Transfer Taxes imposed on the Company and the Subsidiaries shall be allocated between the pre-Closing Date period and the post-Closing Date period as though a taxable year of the Company and the Subsidiaries have ended on the Closing Date. Seller shall be responsible for the portion of such Taxes described in the preceding sentence (the “Apportioned Obligations”) attributable to the pre-Closing Date period. Purchaser shall be responsible for such Apportioned Obligations attributable to the period beginning on or after the Closing Date. Each Party shall cooperate in assuring that Apportioned Obligations that are the responsibility of Seller pursuant to the preceding sentences are paid by Seller, and that Apportioned Obligations that are the responsibility of Purchaser pursuant to the preceding sentence shall be paid by Purchaser. If any refund, rebate or similar payment is received by the Company, the Subsidiaries, Seller and/or Purchaser for any Taxes that are Apportioned Obligations, such refund shall be apportioned between Seller and Purchaser as aforesaid on the basis of the obligations of the Company and the Subsidiaries during the applicable Tax period, provided any such Tax refund shall belong to Purchaser if it was included as an asset in the Final Aggregate Net Working Capital.
(b)    Seller shall timely prepare and file with the appropriate authorities all Tax Returns required to be filed by the Company or the applicable Subsidiary with respect to any Tax periods ending on or before the Closing Date. Such Tax Returns shall be prepared and filed in a manner consistent with prior positions and past practice to the extent consistent with applicable Law. Seller shall provide Purchaser with a completed draft of such Tax Return if it relates to income Taxes or other material Taxes for Purchaser's review as soon as reasonably practicable once a draft is available. Seller will consider in good faith any reasonable changes to such Tax Return timely proposed by Purchaser and provide Purchaser with a copy of any such revised Tax Return as soon as reasonably practicable after filing. Seller shall timely remit (or cause to be timely remitted by the applicable Company Entity) any Taxes shown as due on any such Tax Return, except to the extent such Taxes do not exceed the liabilities for such Taxes specifically taken into account in determining the Final Aggregate Net Working Capital.
(c)    Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, employees and agents reasonably to cooperate, in preparing and filing all Tax Returns of the Company and each Subsidiary, including maintaining and making available to each other all records that are necessary for the preparation of any Tax Returns that the Party is required to file under this Article 9, and in resolving all disputes and audits with respect to such Returns.
(d)    All sales, use, transfer, controlling interest transfer, recording, stock transfer, real property transfer, value-added and other similar Taxes and fees (“Transfer Taxes”), if any, arising out of or in connection with the consummation of the transactions contemplated by this Agreement shall be shared equally by Purchaser and Seller. Tax Returns that must be filed in connection with such Transfer Taxes shall be prepared and filed by the Party primarily or customarily responsible under applicable local Law for filing such Tax Returns, and such party will use commercially reasonable efforts to provide such Tax Returns to the other Party at least ten (10) Business Days prior to the date such Tax Returns are due to be filed.
9.02    Allocation of Purchase Price.
(a)    The Purchase Price (including for these purposes the amount of any assumed liabilities included as a part of the purchase price for U.S. federal income Tax purposes) shall be allocated among the Company Entity assets in the manner required by Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or non-U.S. Law) (the “Allocation”). A draft Allocation shall be prepared by Purchaser for the review and approval of Seller within sixty (60) days after the date of Closing. If within thirty (30) days after delivery of the Allocation, Seller notifies Purchaser in writing that Seller objects to the allocation set forth in the Allocation, Purchaser and Seller shall use commercially reasonable efforts to resolve such dispute within thirty (30) days thereafter. In the event that Purchaser and Seller are unable to resolve such dispute within such thirty (30) day period, Purchaser and Seller shall, within thirty (30) days after such thirty (30) day period, submit the disputed items to the Neutral Auditor for resolution under the procedures set forth in this Section. Purchaser and Seller shall make available to the Neutral Auditor, in connection with the foregoing, all relevant work papers relating to the Allocation calculation. Each Party agrees to promptly execute a reasonable engagement letter, if requested to do so by the Neutral Auditor. Purchaser and Seller, and their respective Representatives, shall cooperate fully with the Neutral Auditor. The Neutral Auditor, acting as an expert and not an arbitrator, shall resolve such disputed items and determine the values to be ascribed thereto, and using those values (together with other items not in dispute) determine the final Allocation as of the Closing Date. The Parties hereby agree that the Neutral Auditor shall only decide the specific disputed items, the values ascribed thereto and using those values (together with the other items included in the draft Allocation) determine the final Allocation, and the Neutral Auditor’s decision with respect to such disputed items and values must be within the range of values assigned to each such item in the draft Allocation and the notice of objection, respectively. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor will be borne equally by Purchaser and Seller. The Neutral Auditor shall be directed to resolve the disputed items and amounts and deliver to Purchaser and Seller a written determination of the final Allocation (such determination to be made consistent with this Section, including a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditor by Purchaser and Seller) within thirty (30) days after being retained (or such longer period as the Neutral Auditor may reasonably require), which determination will be final, binding and conclusive on the Parties and their respective Affiliates and representatives, successors and assigns. Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section shall be the exclusive mechanism for resolving disputes, if any, regarding the Allocation and neither Seller nor Purchaser shall be entitled to indemnification pursuant to Article 11 for Losses resulting or arising from the Allocation.
(b)    Purchaser and Seller shall file all Tax Returns (including, but not limited to, IRS Form 8594) consistent with the Allocation. Neither Purchaser nor Seller shall take any Tax position inconsistent with such Allocation and neither Purchaser nor Seller shall agree to any proposed adjustment to the Allocation by any Taxing authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment by any Taxing authority based upon or arising out of the Allocation, and neither Purchaser nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any taxing authority challenging such Allocation.
(c)     Not later than ten (10) Business Days prior to the filing of their respective IRS Forms 8594 relating to this transaction, each of Purchaser and Seller shall deliver to the other party a copy of its

IRS Form 8594. If the Final Purchase Price is adjusted pursuant to this Agreement, the Allocation shall be adjusted in a manner consistent with such adjustment.
(d)    Seller and Purchaser agree that the final Allocation shall be used by Seller and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, and that neither Seller nor Purchaser or their respective Affiliates will take positions inconsistent with such allocation in notices to any Governmental Authority, in audits or other proceedings with respect to Taxes, or in other documents or notices relating to the transactions contemplated by this Agreement.
ARTICLE 10
SURVIVAL
10.01    Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants, agreements and obligations of Seller, the Company and Purchaser contained in this Agreement are material, were relied on by such Parties, and will survive the Closing Date as provided in Section 11.03. The right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants, agreements and obligations shall not be affected by any investigation conducted, or any Seller’s Knowledge or Purchaser’s Knowledge acquired at any time, whether before or after the execution of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation. Each Party shall be entitled to rely upon the representations and warranties of the other Party set forth herein notwithstanding any investigation or audit conducted before or after the Closing Date or the decision of any Party to complete the Closing.
ARTICLE 11
INDEMNIFICATION
11.01    Indemnification by Seller. Seller hereby indemnifies and holds harmless the Purchaser Indemnified Parties in respect of, and holds each of them harmless from and against, and will pay to the Purchaser Indemnified Parties the amount of, any and all Losses suffered, incurred or sustained by any of them or to which any of them become subject, resulting from, arising out of or relating to:
(a)    the breach of any of the representations and warranties made by Seller or the Company to the Purchaser in Article 3 of this Agreement or any breach of any representation in respect thereof contained in any certificate delivered by Seller or the Company pursuant to this Agreement;
(b)    any breach or failure to perform or comply with by Seller or the Company of any covenant or agreement of Seller or the Company contained in this Agreement;
(c)    (i) one hundred percent (100%) of the Specific Environmental Indemnification Items up to and including five million dollars ($5,000,000) and (ii) seventy-five percent (75%) of the Specific Environmental Indemnification Items in excess of five million dollars ($5,000,000);
(d)    seventy-five percent (75%) of any Losses arising exclusively from violations of Clean Air Act New Source Review resulting from capital, operation or maintenance projects undertaken prior to the Closing;
(e)    (i) any Taxes of or required to be paid by the Company Entities with respect to any period or portion thereof ending on or before the Closing Date, (ii) Taxes of Seller (including, without limitation, capital gains Taxes arising as a result of the transactions contemplated by this Agreement) or any of Seller’s Affiliates (excluding the Company Entities) for any Tax period; (iii) Taxes attributable to any restructuring or reorganization undertaken by Seller, its Affiliates or the Company Entities prior to the Closing; (iv) Taxes for which any of the Company Entities (or any predecessor of the foregoing) is held liable under

Section 1.1502-6 of the United States Treasury Regulations (or any similar provision of state, local or non-U.S. Law) by reason of such entity being included in a consolidated, affiliated, combined or unitary group at any time on or before the Closing Date; (v) Taxes imposed on or payable by third parties with respect to which any of the Company Entities has an obligation to indemnify such third party as a transferee or successor or pursuant to a transaction consummated on or prior to the Closing; and (vi) any Taxes arising out of or resulting from the payment of any debt of a Company Entity on or before the Closing; provided, however, that the Seller shall have no liability under this Section 11.01(d) for any Taxes to the extent such Taxes were specifically reflected in the Final Aggregate Net Working Capital Amount;
(f)    the Oxbow Property or the Oxbow Property Transfer;
(g)    the matter described in Item No. 2 (as defined on Schedule 3.08) or any of the facts or circumstances underlying such matter; provided that, for the avoidance of doubt, such Losses shall include any required disgorgement of revenues, refunds of rates, charges or collections, civil or criminal penalties imposed on the operations of the Company Entities, the Business or the Projects whether before or after Closing;
(h)    the Actions or Proceedings set forth on Schedule 11.01(h) or any of the facts or circumstances underlying such Actions or Proceedings, including any Action or Proceeding brought by any Person based on similar facts or circumstances underlying such Actions or Proceedings;
(i)    the Actions or Proceedings set forth on Schedule 11.01(i) or any of the facts or circumstances underlying such Actions or Proceedings, including any Action or Proceeding brought by any Cooperative Customer based on similar facts or circumstances underlying such Actions or Proceedings, in each case limited to damages awarded or settlement amounts owed to the Cooperative Customers in respect of the period prior to the Closing Date;
(j)    the aggregate amount of Leakage to the extent the actual amount thereof exceeds the amount set forth in the Leakage/Indebtedness Certificate; and
(k)    the aggregate amount of Indebtedness of the Company Entities as of the Closing Date to the extent the actual amount thereof exceeds the amount set forth in the Leakage/Indebtedness Certificate.
11.02    Indemnification by Purchaser. Purchaser hereby indemnifies and holds harmless the Seller Indemnified Parties in respect of, and holds each of them harmless from and against, and will pay to the Seller Indemnified Parties the amount of, any and all Losses suffered, incurred or sustained by any of them or to which any of them become subject, resulting from, arising out of or relating to
(a)    the breach of any of the representations and warranties made by Purchaser to the Seller in Article 4 of this Agreement or any breach of any representation in respect thereof contained in any certificate delivered by Purchaser pursuant to this Agreement; or
(b)    any breach or failure to perform or comply with by Purchaser of any covenant or agreement of Purchaser contained in this Agreement.

11.03    Period for Making Claims. No claim under this Agreement (except as provided below) may be made unless such Party shall have delivered, with respect to any claim for breach of any representation, warranty, covenant, agreement or obligation made in this Agreement, a written notice of claim prior to the date falling eighteen (18) months after the Closing Date; except that:
(i)    the representations and warranties contained in Section 3.01 (Existence), Section 3.02 (Authority), Section 3.07 (Brokers), Sections 3.09(a), (b), (d), (f), and (h) (The Company and the Subsidiaries), Section 4.01 (Existence), Section 4.02 (Authority), and Section 4.08 (Brokers) shall survive the Closing indefinitely (collectively, with the representation and warranties contained in Section 3.11 (Taxes), the “Fundamental Representations”);
(ii)    the representations and warranties in Section 3.11 (Taxes) and the indemnification under Section 11.01(a) pertaining thereto and under Section 11.01(e) shall survive until thirty (30) days after the expiration of the applicable Tax statute of limitations;
(iii)    the representations and warranties contained in Section 3.15 (Environmental) shall survive the Closing for five (5) years following the Closing Date;
(iv)    the representations and warranties contained in Section 3.13 (Real Property) and Section 3.14 (Title) shall survive the Closing for four (4) years following the Closing Date;
(v)    the representations and warranties in Section 3.29 (Projects Condition) shall survive the Closing for a period beginning on the later of (x) that September 30 most closely following the Closing Date, and (y) the Closing Date and ending six (6) months after the later to occur of (x) and (y);
(vi)    the Specific Environmental Indemnification Items in Section 11.01(c) shall survive the Closing for six (6) years following the Closing Date;
(vii)    claims pursuant to Section 11.01(d) shall survive the Closing for five (5) years following the Closing Date;
(viii)    claims pursuant to Sections 11.01(f), 11.01(g), 11.01(h), 11.01(i), 11.01(j), and 11.01(k) shall survive the Closing indefinitely; and
(ix)    the covenants, agreements and obligations in this Agreement to be performed shall survive until the date on which they have been fully performed;
provided further, that, if written notice for a claim of indemnification has been provided by the Indemnified Party pursuant to Section 11.05(a) or Section 11.07 on or prior to the applicable survival expiration date, then the obligation of the Indemnifying Party to indemnify the Indemnified Party pursuant to this Article 11 shall survive with respect to such claim until such claim is finally resolved. With respect to any claims related to violations or possible violations of an applicable NERC reliability standard, no claim under this Agreement may be made unless such Party shall have delivered, with respect to any such claim for breach of any representation, warranty, covenant, agreement or obligation made in this Agreement, a written notice of claim prior to the date occurring six months after the conclusion of any Regional Entity compliance audit covering a period prior to the Closing Date.

11.04    Limitations on Claims.
(a)    No Party shall have any obligation to indemnify an Indemnified Party until the aggregate amount of all Losses incurred by such Party that are subject to indemnification pursuant to Section 11.01(a) or Section 11.02(a), as applicable, equals or exceeds one percent (1%) of the Final Purchase Price (the “Deductible”) in which event the Indemnifying Party shall be obligated to pay in full all such Losses (commencing with the first dollar thereof); provided, however, that the Deductible shall not apply to Losses resulting from, arising out of or relating to (w) any breach of the Fundamental Representations, (x) any breach of the representations and warranties set forth in Section 3.15 (Environmental), Section 3.26 (No Debt), or the second sentence of Section 3.03, (y) any willful breach of any representation or warranty or (z) fraud.
(b)    No Party shall have any obligation to indemnify an Indemnified Party in connection with any single item or group of related items that result in Losses that are subject to indemnification pursuant to Section 11.01(a) or Section 11.02(a), as applicable, in the aggregate of less than Fifty Thousand Dollars ($50,000); provided, however, that such threshold shall not apply to Losses resulting from, arising out of or relating to (i) any breach of the Fundamental Representations, (ii) any breach of the representations and warranties set forth in Section 3.15 (Environmental) or Section 3.26 (No Debt), (iii) any willful breach of any representation or warranty, or (iv) fraud.
(c)    Except as otherwise provided in Section 11.04(d), the aggregate liability of the Indemnifying Parties under this Article 11 resulting from breaches of representations or warranties herein and in any certificates delivered pursuant hereto shall be limited to an amount equal to twelve percent (12%) of the Final Purchase Price (the “Cap”); provided, however, that the Cap shall not apply to Losses resulting from, arising out of or relating to (i) any breach of the Fundamental Representations, (ii) any breach of the covenant set forth in Section 5.07 or the representation or warranty set forth in Section 3.26 (No Debt), (iii) Losses covered by Sections 11.01(b), 11.01(c) (which is subject to the Special Item Cap), 11.01(e), 11.01(f), 11.01(g), 11.01(h), 11.01(i), 11.01(j) or 11.01(k), (iv) any willful breach of any representation or warranty, or (v) fraud.
(d)    Separate from the Cap established in Section 11.04(c), the aggregate liability of the Indemnifying Parties under this Article 11 resulting from Losses covered by Section 11.01(c) shall be limited to an amount equal to twenty-five million dollars ($25,000,000) (the “Special Item Cap”); provided, however, that Seller shall have no obligation to indemnify a Purchaser Indemnified Party for any Losses covered by Section 11.01(c) that are incurred to defend an Action or Proceeding that does not result in a prohibition on the placement of CCR or non-CCR waste-streams in an impoundment or closure of an impoundment until the aggregate amount of such Losses equals or exceeds Two Million Dollars ($2,000,000) (“Special Item Deductible”), in which event the Seller shall be liable for such Losses only to the extent they are in excess of the Special Item Deductible; provided, further, that neither the Special Item Cap nor the Special Item Deductible shall apply to Losses resulting from, arising out of or relating to (i) any willful breach of any representation or warranty or (ii) fraud.
(e)    For purposes of this Article 11, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.
(f)    In the event that any Losses are subject to indemnification pursuant to both (x) Section 11.01(a) in respect of a breach of Section 3.15 and (y) Section 11.01(c):
(i)    if there occurs a prohibition on the placement of CCR or non-CCR waste-streams in an impoundment or closure of an impoundment, such Losses shall be indemnifiable pursuant to Section 11.01(c) and the Special Item Cap shall apply (subject to the second proviso set forth in Section 11.04(d)); and

(ii)    if there does not occur a prohibition on the placement of CCR or non-CCR waste-streams in an impoundment or closure of an impoundment, such Losses shall be indemnifiable pursuant to Section 11.01(a) and the Cap shall apply (subject to the proviso set forth in Section 11.04(c)).
11.05    Procedure for Indemnification of Third Party Claims.
(a)    Notice. Whenever any claim by a third party shall arise for indemnification under this Article 11, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and, when known, the facts constituting the basis for such claim and, if known, the notice shall specify the amount or an estimate of the amount of the liability arising therefrom. The Indemnified Party shall provide to the Indemnifying Party copies of all material notices and documents (including court papers) received or transmitted by the Indemnified Party relating to such claim. The failure or delay of the Indemnified Party to deliver prompt written notice of a claim shall not affect the indemnity obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party was actually materially disadvantaged by such failure or delay in delivery of notice of such claim.
(b)    Settlement of Losses. If the Indemnified Party has assumed the defense of any claim by a third party which may give rise to indemnity hereunder pursuant to Section 11.06(d), the Indemnified Party shall not settle, consent to the entry of a judgment of or compromise such claim without the prior written consent (which consent shall not be unreasonably withheld or delayed) of the Indemnifying Party.
11.06    Rights of Indemnifying Party in the Defense of Third Party Claims.
(a)    Right to Assume the Defense. In connection with any claim by a third party which may give rise to indemnity hereunder, except any third party claim seeking equitable relief or any claim relating to Taxes (which the Indemnifying Party shall not have the right to assume defense thereof), the Indemnifying Party shall have thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party to assume the defense of any such claim, which defense shall be prosecuted by the Indemnifying Party to a final conclusion or settlement in accordance with the terms hereof.
(b)    Procedure. If the Indemnifying Party assumes the defense of any such claim, the Indemnifying Party shall (i) select counsel reasonably acceptable to the Indemnified Party to conduct the defense of such claim and (ii) take all steps necessary in the defense or settlement thereof, at its sole cost and expense. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such claim, with its own counsel and at its sole cost and expense; provided, that, if the claim includes allegations for which the Indemnifying Party both would and would not be obligated to indemnify the Indemnified Party, the Indemnifying Party and the Indemnified Party shall in that case jointly assume the defense thereof. The Indemnified Party and the Indemnifying Party shall fully cooperate with each other and their respective counsel in the defense or settlement of such claim and make available to the other Party all information reasonably available (unless it would adversely affect the ability of a Party to assert attorney-client privilege, attorney work product privilege or similar privilege). The Party in charge of the defense shall keep the other Party appraised at all times as to the status of the defense or any settlement negotiations with respect thereto.
(c)    Settlement of Losses. The Indemnifying Party shall not consent to a settlement of or the entry of any judgment arising from, any such claim or legal proceeding, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).
(d)    Decline to Assume the Defense. The Indemnified Party may defend against any such claim, at the sole cost and expense of the Indemnifying Party, in such manner as it may deem reasonably appropriate, including settling such claim in accordance with the terms hereof if (i) the Indemnifying Party does not assume the defense of any such claim resulting therefrom within thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party or (ii) the Indemnified Party reasonably concludes that the Indemnifying Party is (a) not diligently defending the Indemnified Person, (b) not contesting such claim in good faith through appropriate proceedings or (c) has not taken such action (including the posting of a bond, deposit or other security) as may be necessary to prevent any action to foreclose a Lien against or attachment of any asset or property of the Indemnified Party for payment of such claim.
(e)    Defense of Certain Claims. The Indemnified Party shall have the right to defend against and control any claim subject to indemnification pursuant to Section 11.01(c), 11.01(d) or 11.01(i), at its sole cost and expense (subject to, in the case Sections 11.01(c) and 11.01(d), the percentage allocations with respect to Losses set forth therein), in such manner as it may deem reasonably appropriate; for the avoidance of doubt, Section 11.05 shall apply to the defense of any claim pursuant to this Section 11.06(e). The Indemnifying Party shall be entitled to participate in (but not control) the defense of any such claim, with its own counsel and at its sole cost and expense. The Indemnified Party and the Indemnifying Party shall fully cooperate with each other and their respective counsel in the defense or settlement of such claim and make available to the other Party all information reasonably available (unless it would adversely affect the ability of a Party to assert attorney-client privilege, attorney work product privilege or similar privilege). The Indemnified Party shall keep the Indemnifying Party appraised at all times as to the status of the defense or any settlement negotiations with respect thereto. Notwithstanding anything contained herein to the contrary, Purchaser and its Affiliates shall have full control, in their discretion and without any obligation to consult with Seller or its Affiliates, of all negotiations with respect to, and the execution of, any extensions of or amendments to any Contracts with any Cooperative Customer; provided that, to the extent that any such extension or amendment contains an affirmative obligation to make a payment to any such Cooperative Customer that would be subject to indemnification pursuant to Section 11.01(i), the prior written consent of Seller (which consent shall not be unreasonably withheld or delayed) shall be required. Purchaser and its Affiliates shall not enter into any such extension or amendment with a Cooperative Customer that contains a waiver of damages of the type claimed in the Actions or Proceedings set forth on Schedule 11.01(i) in respect of the period from the Closing Date through the date of such extension or amendment unless such extension or amendment also contains a waiver of such damages in respect of the period prior to the Closing Date; provided that the limitation in this sentence shall not apply if Seller's consent is required pursuant to the foregoing sentence and Seller withholds such consents.
11.07    Direct Claims. In the event that any Indemnified Party has a claim against any Indemnifying Party which may give rise to indemnity hereunder that does not involve a claim brought by a third party, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and the facts constituting the basis for such claim and, if known, the amount or an estimate of the amount of the liability arising therefrom. The failure or delay of the Indemnified Party to deliver prompt written notice of a claim shall not affect the indemnity obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party was actually materially disadvantaged by such failure or delay in delivery of notice of such claim. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from receipt of such claim notice that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder; however if the Indemnifying Party does notify the Indemnified Party that it disputes such claim within the required thirty (30) day period, the Parties shall attempt in good faith to agree upon the rights of the respective Parties with respect to such claim. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed promptly by both Parties. If such Parties shall not agree within the aforementioned thirty (30) day period, the Indemnified Party shall be entitled to take any action in law or in equity as such Indemnified Party shall deem necessary to enforce the provisions of this Article 11 against the Indemnifying Party; provided that, notwithstanding the foregoing, any disputes relating to the indemnity set forth in Section 11.01(i) shall be submitted following the expiry of such thirty (30) day period or by such earlier date as agreed by the parties to the Neutral Auditor for resolution under the procedures set forth in this Section 11.07. Purchaser and Seller shall make available to the Neutral Auditor, in connection with the foregoing, all relevant work papers relating to the Leakage calculation. Each Party agrees to promptly execute a reasonable engagement letter, if requested to do so by the Neutral Auditor. Purchaser and Seller, and their respective Representatives, shall cooperate fully with the Neutral Auditor. The Neutral Auditor, acting as an expert and not an arbitrator, shall resolve such disputed items and determine the values to be ascribed thereto, and using those values (together with other items not in dispute) determine the final actual aggregate amount of Leakage. The Parties hereby agree that the Neutral Auditor shall only decide the specific disputed items, the values ascribed thereto and using those values determine the final actual aggregate amount of Leakage, and the Neutral Auditor’s decision with respect to such disputed items and values must be within the range of values assigned to each such item in the Leakage/Indebtedness Certificate and Purchaser's claim for indemnification pursuant to Section 11.01(i), respectively. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditor will be borne equally by Purchaser and Seller. The Neutral Auditor shall be directed to resolve the disputed items and amounts and deliver to Purchaser and Seller a written determination of the final actual aggregate amount of Leakage (such determination to be made consistent with this Section 11.07, including a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditor by Purchaser and Seller) within thirty (30) days after being retained (or such longer period as the Neutral Auditor may reasonably require), which determination will be final, binding and conclusive on the Parties and their respective Affiliates and representatives, successors and assigns. Notwithstanding anything herein to the contrary, the dispute resolution mechanism contained in this Section 11.07 involving the Neutral Auditor shall be the exclusive mechanism for resolving disputes, if any, regarding any claim for indemnification pursuant to Section 11.01(i).
11.08    General.
(a)    Absent fraud or willful breach, the indemnities set forth in this Article 11 shall be the exclusive remedies of Purchaser and Seller and their respective members, officers, directors, employees, agents and Affiliates due to misrepresentation, breach of warranty, nonfulfillment or failure to perform any covenant or agreement contained in this Agreement, and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereto hereby waive. The provisions of this Article 11 shall not, however, prevent or limit a cause of action under Section 13.03.
(b)    Solely for purposes of calculating Losses for which an indemnity obligation arises under this Article 11, any express qualification or limitation set forth in the applicable representation, warranty, covenant, agreement or obligation as to materiality or “Material Adverse Effect” (or words of similar effect) contained therein shall be disregarded.
(c)    Any indemnification payment hereunder shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party may designate in writing to the Indemnifying Party at least two (2) Business Days before the date payment of the Taxes to which such payment relates is due, or, if no Tax is payable, within fifteen days after written demand is made for such payment.
(d)    An Indemnifying Party shall not be subrogated to any right of action (whether pursuant to contract, arising under applicable Law or otherwise) which the Indemnified Party may have against any other Person with respect to any matter giving rise to a claim for indemnification hereunder.
11.09    Indemnity Treatment. Any amount of indemnification payable pursuant to the provisions of this Article 11 shall, to the extent reasonable under the Tax Laws, be treated as an adjustment to the Purchase Price, unless otherwise directed by a Governmental Authority.

11.10    Mitigation. The amount which an Indemnifying Party is or may be required to pay to an Indemnified Party in respect of damages for which indemnification is provided under this Agreement shall be reduced by any amounts actually received (including amounts received under insurance policies) by or on behalf of any Indemnified Party or its Affiliates from third parties and any Tax benefit to the Indemnified Party or its Affiliates arising in connection with the payment of any such damages (such amounts and benefits are collectively referred to herein as “Indemnity Reduction Amounts”). If any Company Entity or Indemnified Party or its Affiliates receives any Indemnity Reduction Amounts in respect of a claim for which indemnification is provided under this Agreement after the full amount of such claim has been paid by an Indemnifying Party or after an Indemnifying Party has made a partial payment of such claim and such Indemnity Reduction Amounts exceed the remaining unpaid balance of such claim, then the Indemnified Party shall promptly remit to the Indemnifying Party an amount equal to the excess (if any) of (i) the amount theretofore paid by the Indemnifying Party in respect of such claim, less (ii) the amount of the indemnity payment that would have been due if such Indemnity Reduction Amounts in respect thereof had been received before the indemnity payment was made. An insurer or other third party who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to any benefit they would not be entitled to receive in the absence of the indemnification provisions by virtue of the indemnification provisions hereof. Each of Seller and Purchaser, as appropriate, shall, or shall cause each Indemnified Party to, use its commercially reasonable efforts to pursue promptly any claims or rights it may have against all third parties which would reduce the amount of damages for which indemnification is provided under this Agreement and take all commercially reasonable actions to mitigate damages. Tax benefits under this Section 11.10 shall be determined assuming full utilization of any resulting deduction or loss in the Tax period in which the damage is sustained and using the highest combined marginal Tax rate in effect for federal and applicable state, local and foreign income Taxes for such Tax period.
ARTICLE 12
TERMINATION
12.01    Termination. This Agreement may be terminated at any time prior to Closing as follows:
(a)    by mutual written consent of Purchaser and Seller;
(b)    by either Seller or Purchaser if the Closing has not occurred on or before twelve (12) months after the date of this Agreement (the “Termination Date”) and the failure to consummate is not caused by a breach of this Agreement by the terminating party.
(c)    by Purchaser if there has been a breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.01 or Section 7.02, and (ii) either (x) is a breach of Seller’s obligations to transfer the Acquired Interests at Closing in accordance with this Agreement or (y) such breach has not been cured within 30 days following written notification thereof; provided, however, that if, at the end of such 30 day period, Seller is endeavoring in good faith, and proceeding diligently, to cure such breach, Seller shall have an additional 30 days in which to effect such cure; and
(d)    by Seller if there has been a breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 8.01 or Section 8.02, and (ii) such breach has not been cured within 30 days following written notification thereof; provided, however, that if, at the end of such 30 day period, Purchaser is endeavoring in good faith, and proceeding diligently, to cure such breach, Purchaser shall have an additional 30 days in which to effect such cure.
12.02    Effect of Termination.

(a)    If this Agreement is validly terminated pursuant to Section 12.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of either Seller or Purchaser (or any of their respective Representatives or Affiliates) in respect of this Agreement, except that the applicable portions of Article 1, this Section 12.02, and the entirety of Article 11 and Article 13 will continue to apply following any termination; provided, however, that nothing in this Section 12.02 shall release any Party from liability for any breach of this Agreement by such Party prior to the termination of this Agreement (and any attempted termination by the breaching Party shall be void).
(b)    Upon termination of this Agreement by Purchaser or Seller for any reason, all information received by Purchaser with respect to the Company, the Subsidiaries, the assets of the Company, the assets of the Subsidiaries or Seller shall remain subject to the provisions of Section 13.06 and the Confidentiality Agreement.
ARTICLE 13
MISCELLANEOUS
13.01    Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by facsimile transmission, by reputable national overnight courier service or by registered or certified mail (postage prepaid) to the Parties at the following addresses or facsimile numbers, as applicable:

If to Purchaser, to:	Cleco Corporate Holdings LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
Attn:
Fax:

With a copy to:	Phelps Dunbar, L.L.P.
365 Canal Street
Suite 2000
New Orleans, Louisiana 70130-6534 Attn: Fax:

If to Seller and the Company, to:	NRG Energy Inc.
804 Carnegie Center Drive
Princeton, NJ 08540
Attn:
Fax:

With a copy to:	Jones Day
51 Louisiana Avenue, NW
Washington, DC 20001
Attn:
Fax:

Notices, requests and other communications will be deemed given upon the first to occur of such item having been (a) delivered personally to the address provided in this Section 13.01, (b) delivered by confirmed facsimile transmission to the facsimile number provided in this Section 13.01, or (c) delivered by registered or certified mail (postage prepaid) or by reputable national overnight courier service in the manner described above to the address provided in this Section 13.01 (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 13.01). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.
13.02    Entire Agreement. This Agreement and the documents referenced herein supersede all prior discussions and agreements, whether oral or written, between the Parties with respect to the subject matter hereof, and contains the entire agreement between the Parties with respect to the subject matter hereof.
13.03    Specific Performance. The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur and money damages may not be a sufficient remedy. In the event of any breach or threatened breach by the other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of posting bonds or similar undertakings in connection therewith, this being in addition to any other remedy which may be available to such non-breaching party at law or in equity, including monetary damages.
13.04    Time of the Essence. Time is of the essence with regard to all duties and time periods set forth in this Agreement.
13.05    Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and performance of this Agreement. The parties acknowledge and agree that any filing fees required by FERC or in respect of the HSR Act shall be shared equally by the Parties.
13.06    Public Announcements. None of the Parties nor any of their Affiliates shall make any written or other public disclosure, announcement or other similar statement regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, except as required by Law, any regulatory authority or under the applicable rules and regulations of a stock exchange or market on which the securities of the disclosing Party or any of its affiliates are listed provided, further, that the foregoing shall not restrict disclosures of information made by or on behalf of (i) Seller and/or its Affiliates or successors, or (ii) Purchaser and/or its Affiliates or successors, in each case, to their respective direct and indirect Affiliates, equity holders, partners, members, financing sources, counsel, accountants, consultants and other advisors (so long as, in each case, such disclosure has a valid business purpose and is effected in a manner consistent with customary practices (including with respect to confidentiality)). If any disclosure, announcement or similar statement is required by Law, regulatory authority or rules and regulations of a stock exchange or market, the disclosing Party shall give the non-disclosing Party prior notice of, and a reasonable opportunity to comment promptly on, the proposed disclosure and shall limit such disclosure to such information as reasonably required to comply with such applicable Law, regulatory authority Order or stock exchange or market rules and regulations.

13.07    Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition and delivered pursuant to Section 13.01. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, or the waiver of the fulfillment of any such condition, shall not affect the right to indemnification or other remedy based on such representation, warranty, covenant or obligation. Notwithstanding anything to the contrary in this Agreement, this sentence of this Section 13.07, Section 13.08, Section 13.09, Section 13.13, Section 13.14 and Section 13.19 may not be waived in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources, such consent not to be unreasonably withheld, conditioned or delayed.
13.08    Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party. Notwithstanding anything to the contrary in this Agreement, Section 13.07, this sentence of this Section 13.08, Section 13.07, Section 13.09, Section 13.13, Section 13.14 and Section 13.19 may not be amended, supplemented, modified or terminated in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources, such consent not to be unreasonably withheld, conditioned or delayed.
13.09    No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article 11, and the terms and provisions of this Agreement do not confer such beneficiary rights upon any other Person; provided that the Financing Sources shall be intended third party beneficiaries of Section 13.07, Section 13.08, this Section 13.09, Section 13.13, Section 13.14 and Section 13.19 and shall be entitled to enforce such provisions directly.
13.10    Assignment. The obligations of the Parties under this Agreement are not assignable without the prior written consent of the other Party, which such Party may withhold in its discretion; provided that, Purchaser may assign this Agreement, including the right to purchase the Acquired Interests, without the prior written consent of Seller, to (a) any Affiliate of Purchaser, or (b) any Financing Source providing financing to Purchaser from time to time as collateral security for such financing, in each case so long as  Purchaser remains fully liable for its obligations under this Agreement.
13.11    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement shall not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.
13.12    Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF EXCEPT FOR SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

13.13    Consent to Jurisdiction.
(a)    For all purposes of this Agreement, and for all purposes of any Action or Proceeding arising out of or relating to the transactions contemplated hereby or for recognition or enforcement of any judgment, each Party hereto submits to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States sitting in New York County, and hereby irrevocably and unconditionally agrees that any such Action or Proceeding may be heard and determined in such New York court or, to the extent permitted by law, in such federal court. Each Party hereto agrees that a final judgment in any such Action or Proceeding may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall affect any right that any Party may otherwise have to bring any Action or Proceeding relating to this Agreement against the other Party or its properties in the courts of any jurisdiction. Notwithstanding the foregoing and subject to the waivers in Section 13.19, each Party agrees that it will not, and it will not permit any of its Affiliates or Representatives to, bring or support any Action or Proceeding of any kind or description, whether in law or in equity, whether in contract or tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing, the definitive documentation of the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than that courts of the State of New York and the federal courts of the United States sitting in New York County.
(b)     Each Party hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so:
(i)    any objection which it may now or hereafter have to the laying of venue of any Action or Proceeding arising out of or relating to this Agreement or any related matter in any New York state or federal court located in New York County, and
(ii)    the defense of an inconvenient forum to the maintenance of such Action or Proceeding in any such court.
(c)    Each Party hereto irrevocably consents to service of process by registered mail, return receipt requested, as provided in Section 13.01. Nothing in this Agreement will affect the right of any Party hereto to serve process in any other manner permitted by Law.
13.14    Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT (INCLUDING WITH RESPECT TO THE FINANCING SOURCES, THE DEBT FINANCING AND THE DEFINITIVE DOCUMENTATION FOR THE DEBT FINANCING AND ANY TRANSACTIONS CONTEMPLATED THEREBY).
13.15    Limitation on Certain Damages. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, SPECULATIVE, EXEMPLARY, OR PUNITIVE DAMAGES (COLLECTIVELY, “CONSEQUENTIAL DAMAGES”) FOR ANY REASON WITH RESPECT TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER BASED ON STATUTE, CONTRACT, TORT OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT ANY LOSSES ARISING OUT OF THIRD PARTY CLAIMS FOR WHICH A PARTY IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT SHALL NOT CONSTITUTE CONSEQUENTIAL DAMAGES. FOR THE AVOIDANCE OF DOUBT, AN ACTION FOR THE PAYMENT OF THE PURCHASE PRICE SHALL NOT BE CONSIDERED CONSEQUENTIAL DAMAGES.

13.16    Disclosures. Any Party may, at its option, include in the Disclosure Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. In no event shall the inclusion of any matter in the Disclosure Schedules be deemed or interpreted to broaden Seller’s or Purchaser’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Disclosure Schedules shall not be deemed an admission by a Party that such item represents a material exception or fact, event, or circumstance.
13.17    Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement and applicable Law, the Parties shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including such actions or things as any other Party may reasonably request in order to cause any of the conditions to such other Party’s obligation to consummate such transactions specified in ARTICLE 7 and ARTICLE 8 to be fully satisfied. Purchaser and Purchaser Parent shall not enter into any agreement or complete any transactions that would reasonably be expected to delay, hinder or prohibit the consummation of the transactions contemplated hereby, including causing the failure of the closing conditions set forth in ARTICLE 7 and ARTICLE 8 to be satisfied. Purchaser acknowledges that, for purposes of Section 6.01 only, for purposes of using its “commercially reasonable efforts,” Purchaser shall, and shall cause Purchaser Parent and its and Purchaser Parent’s respective directors, officers, employees, agents, attorneys, accountants and representatives to consult (subject to Section 6.01(e) and Section 6.01(f) above) and fully cooperate with and provide reasonable assistance to Seller in (a) obtaining all necessary Consents or other permission or action by, and giving all necessary notices to and making all necessary filings with and applications and submissions to, any Governmental Authority or other Person, (b) defending against all Actions or Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, (c) lifting any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or Governmental Authority (an “Injunction”) of any type referred to in Section 7.03 and Section 7.09 in general, provided, that Purchaser shall not be required to seek rehearing of or appeal any ruling of the LPSC or FERC, and (d) consummating and making effective the transactions contemplated hereby
13.18    Counterparts. This Agreement may be executed by any number of counterparts (including by facsimile, PDF or other electronic transmission), each of which will be deemed an original, but all of which together will constitute one and the same instrument.
13.19    Limitation on Liability; Waiver of Claims. Notwithstanding anything to the contrary contained herein, Seller (on behalf of itself and any of its Affiliates and Representatives) hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing, the definitive documentation of the Debt Financing or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made in connection herewith or therewith and Seller (on behalf of itself and any of its Affiliates and Representatives) agrees not to commence any Action or Proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the definitive documentation of the Debt Financing or in respect of any other document or theory of law or equity and agrees to cause any such Action or Proceeding asserted by Seller (on behalf of itself and any of its Affiliates and Representatives) or any of its Affiliates or Representatives in connection with this Agreement, the Debt Financing, the definitive documentation of the Debt Financing or in respect of any other document or theory of law or equity against any Financing Source to be dismissed or otherwise terminated. In furtherance and not in limitation of the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to Seller or any of its Affiliates or Representatives in connection with this Agreement, the Debt Financing, the definitive documentation of the Debt Financing or the transactions contemplated hereby or thereby. This Section 13.19 is intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of Seller and its Affiliates.
[Signature page to follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized representative of each Party as of the date first above written.

“Purchaser”
CLECO ENERGY LLC,
a Louisiana limited liability company /s/ William G. Fontenot__________________
By: William G. Fontenot Title: Manager
“Seller”
NRG ENERGY, INC.,
a Delaware corporation /s/ Bruce Chung_________________________
By: Bruce Chung Title: Sr. Vice President “Company” NRG South Central Generating LLC, a Delaware limited liability company /s/ Gaetan Frotte_______________________ By: Gaetan Frotte Title: Treasurer

Signature Page to Purchase and Sale Agreement